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As filed with the Securities and Exchange Commission on October 8, 2008

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

TIDELANDS BANCSHARES, INC.
(Name of small business issuer in its charter)

South Carolina	6022	02-0570232
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

875 Lowcountry Blvd.
Mount Pleasant, South Carolina 29464
(843) 388-8433
(Address and telephone number of principal executive offices)

Robert E. Coffee, Jr.
Chief Executive Officer
875 Lowcountry Blvd.
Mount Pleasant, South Carolina 29464
(843) 388-8433
(Name, address and telephone number of agent for service)

Copies of all communications, including copies of all communications sent to agent for service, should be sent to:

J. Brennan Ryan, Esq.	Thomas O. Powell, Esq.
Neil E. Grayson, Esq.	David W. Ghegan, Esq.
Nelson Mullins Riley & Scarborough LLP	Troutman Sanders LLP
Poinsett Plaza, Suite 900	600 Peachtree Street, N.E., Suite 5200
104 South Main Street	Atlanta, Georgia 30308
Greenville, South Carolina 29601	Telephone: (404) 885-3000
Telephone: (864) 250-2300	Facsimile: (404) 962-6658
Facsimile: (864) 232-2925

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee

Common stock	2,530,000	$5.90	$14,927,000	$586.63

(1)
Includes shares that the underwriter has the option to purchase to cover over-allotments, if any.

(2)
Estimated pursuant to Rule 457(c) of the Securities Act, solely for the purpose of computing the amount of the registration fee based on the average high and low sales prices reported for the common stock on The NASDAQ Global Market on October 6, 2008.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION: DATED OCTOBER 8, 2008

PROSPECTUS

2,200,000 Shares

Common Stock

        Tidelands Bancshares, Inc. is the holding company for Tidelands Bank, a South Carolina state bank headquartered in Mount Pleasant, South Carolina.

        We are offering 2,200,000 shares of our common stock. Our common stock is quoted on The NASDAQ Global Market under the symbol "TDBK." The last reported sale of our common stock on October 7, 2008 was $6.00 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 9 to read about factors you should consider before you make your investment decision.

	Per Share	Total
Price to public	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Tidelands Bancshares, Inc.	$	$

(1)
The underwriting discount is $            per share, except with respect to up to an aggregate maximum purchase price of $            reserved for sale to our officers, directors and employees for which the underwriting discount is $            per share.

        We have granted the underwriter a 30-day option to purchase up to 330,000 additional shares of common stock at the same price, and on the same terms, solely to cover over-allotments, if any.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        These securities are not savings accounts, deposits, or other obligations of any bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

        The underwriter expects to deliver the common stock to purchasers against payment in New York, New York on or about                        2008, subject to customary closing conditions.

The date of this prospectus is                                    2008

TIDELANDS BANCSHARES, INC.

MAP OF SOUTH CAROLINA WITH BRANCH OFFICE LOCATIONS TO BE PROVIDED

        You should rely only on the information contained in this prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. We are not, and the underwriter is not, making an offer to sell our common stock in any jurisdiction in which the offer or sale is not permitted. You should assume that the information contained in this prospectus will be materially accurate so long as we permit this prospectus to be used.

        Neither we, the underwriter, nor any of our officers, directors, agents or representatives make any representation to you about the legality of an investment in our common stock. You should not interpret the contents of this prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

        This prospectus does not offer to sell, or ask for offers to buy, any shares of our common stock in any state or jurisdiction where it would not be lawful or where the person making the offer is not qualified to do so.

        No action is being taken in any jurisdictions outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in those jurisdictions. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions that apply in those jurisdictions to this offering or the distribution of this prospectus.

        Unless the context indicates otherwise, all references in this prospectus to "we," "us," and "our" refer to Tidelands Bancshares, Inc. and its subsidiary, Tidelands Bank, on a consolidated basis.

 SUMMARY

        This summary highlights material information contained elsewhere in this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should read carefully the more detailed information set forth in this prospectus, our financial statements and in our filings with the SEC that are incorporated by reference, before making a decision to invest in our common stock. All financial information, operating statistics and ratios in this prospectus are based on generally accepted accounting principles as applied in the United States, which we also refer to as GAAP.

Overview

        We are a South Carolina corporation organized in 2002 to serve as the holding company for Tidelands Bank, a state-chartered banking association under the laws of South Carolina. Tidelands Bank commenced operations in October 2003 through our main office located in Mount Pleasant, South Carolina, which is located within the Charleston market area. Since our founding, we have built a coastal South Carolina franchise consisting of seven full service banking offices along the entire coast of South Carolina, with $601.7 million in assets as of June 30, 2008.

        We started our bank franchise with a commitment to serve the banking needs of our local communities along the South Carolina coast and have accomplished this goal by establishing the necessary infrastructure to support loan and retail deposit growth. Specifically, we have:

  •
  Expanded our branch network by opening six new full service banking offices between April 2007 and July 2008 within the Charleston (3 branches), Myrtle Beach (2 branches) and Hilton Head (1 branch) market areas;

  •
  Enhanced our management team in areas such as credit administration, risk management and asset/liability management; and

  •
  Strengthened our capital position through two common stock offerings and two trust preferred offerings.

        Since December 31, 2004, the end of our first full year of operations, and through June 30, 2008, we have:

  •
  Increased total assets to $601.7 million from $75.6 million, representing a compounded annual growth rate of 81%;

  •
  Increased total net loans to $428.2 million from $54.6 million, representing a compounded annual growth rate of 80%;

  •
  Increased total deposits to $486.9 million from $60.3 million, representing a compounded annual growth rate of 82%;

  •
  Increased retail deposits to $242.9 million from $50.3 million, representing a compounded annual growth rate of 57%; and

  •
  Recorded only $507,000 in loan charge-offs for the three and a half year period.

        With our near term expansion efforts complete and our branch infrastructure and management team established, our strategic goals are to:

  •
  Continue to increase retail deposits in our local markets to fund our future growth;

  •
  Manage the growth of our loan portfolio and focus on maintaining strong credit quality through prudent underwriting standards, disciplined lending procedures and geographic and product diversification; and

  •
  Increase profitability by leveraging our previous investments in our branch infrastructure and management team.

Our Market Area

        We are a coastal South Carolina banking franchise with seven full service banking offices along the Atlantic coastline, including the Charleston, Myrtle Beach and Hilton Head market areas. We believe that the South Carolina coast is one of the most attractive markets in the Southeast and offers a wide diversity of economic activity and recreational and cultural experiences to its residents and visitors.

        The following table shows key demographic information about our market areas:

Tidelands Bank			Total Market Area
	As of June 30, 2008								Projected Growth in Median Household Income(5)
			Total Deposits in Market Area(2)
Market Area(1)	Retail Deposits	Loans			Deposit Growth(3)	2007 Population(4)	Projected Population Growth(5)	Median Household Income(4)
	($ in millions)
Myrtle Beach (2 branches)	$51.6	$78.6	$6.7	B	96%	307,723	17.27%	$45,178	16.05%
Charleston (4 branches)	$175.9	$319.1	$8.8	B	106%	628,187	8.35%	$48,808	17.17%
Hilton Head (1 branch)	$15.4	$35.2	$3.5	B	84%	177,712	16.75%	$59,417	17.12%

Total	$242.9	$433.0	$19.0	B		1,113,622

(1)
The Myrtle Beach market area is comprised of Horry County and Georgetown County; the Charleston market area is comprised of Charleston County, Dorchester County and Berkeley County; and the Hilton Head market area is comprised of Beaufort County and Jasper County.

(2)
Based on FDIC data as of June 30, 2007.

(3)
Based on FDIC data for the period June 30, 2000 through June 30, 2007.

(4)
As of 2007, per SNL Financial.

(5)
Projected for the period 2007-2012; per SNL Financial.

        The economy of Charleston is diverse and vibrant having recently experienced significant growth in tourism, healthcare, manufacturing and at the Port of Charleston. Recent economic expansion in the manufacturing sector includes the construction of two new plants designed for the production and assembly of the fuselage sections for Boeing's new 787 Dreamliner. These two plants have created approximately 750 jobs. In October 2008, Google is opening a new data center facility in the Charleston area, which is part of a $600 million investment and which is expected to create 200 technology-related jobs. In addition, DuPont recently announced a planned $500 million investment at its facility in Berkeley County and GE Aviation and the SKF Group, one of the world's largest producers of jet engine bearings, have recently announced plans to establish a new facility in Charleston to manufacture and repair jets. Charleston is also home to a number of academic institutions, including the Medical University of South Carolina, The Citadel, The College of Charleston and Charleston Southern University and also hosts military installations for the U.S. Navy, U.S. Air Force, U.S. Army and U.S. Coast Guard.

        The Myrtle Beach area, also known as South Carolina's Grand Strand, is a 60-mile stretch of coastline extending from the South Carolina state line at Little River (Horry County) south to Pawleys Island (Georgetown County). In recent years, both The Wall Street Journal and Money magazine rated the Grand Strand as one of the nation's top retirement locations. Similar to Charleston, tourism plays a vital role in the economy of Myrtle Beach. In recent years, the American Automobile Association has ranked the area as the nation's second most popular tourist destination. In 2006, the Myrtle Beach Chamber of Commerce estimated that 14.6 million people visited the area and spent over $3.1 billion.

        The Hilton Head market area, located in Beaufort County, approximately 45 miles north of Savannah, Georgia and 90 miles south of Charleston, is an internationally recognized vacation destination famous for its championship golf courses, beaches and resorts. The Hilton Head Chamber of Commerce estimates that the year-round tourism industry accounts for more than 60% of local jobs and contributes in excess of $1.5 billion annually to the Hilton Head economy.

        We will continue to examine other strategic and attractive locations or opportunities to expand our franchise along the southeast coast, but we have no further expansion plans at this time.

Our Strengths

        Since commencing operations, we have focused on our core operating strength of relationship banking to grow our business. The cornerstone of our relationship banking model is to hire and retain professional banking officers who know their customers and focus on their banking needs. By leveraging our banking officers' experience and personal contacts, we have achieved our success to date by focusing on professionals, entrepreneurs, small business owners and their family members in our markets. This relationship banking model ensures that we are able to generate both repeat business from existing customers as well as new business from customer referrals. Our relationship banking model is further enhanced by our:

         Experienced Management Team.    We have assembled an experienced senior management team, combining extensive market knowledge with an energetic and entrepreneurial culture. The members of our management team have close ties to, and are actively involved in, the communities where we operate, which is critical to our relationship banking focus. Our senior management team, which consists of the following individuals, averages 29 years, and collectively has over 147 years, of banking experience primarily in South Carolina:

Name	Age	Position	Years of Experience
Robert E. Coffee, Jr.	60	President and Chief Executive Officer	35
Alan W. Jackson	47	Chief Financial Officer	24
Thomas H. Lyles	58	Chief Administrative Officer	35
Robert H. Mathewes, Jr.	42	Principal Banking Officer	18
Milon C. Smith	57	Chief Credit Officer	35

        With our senior management team in place, we believe we are well positioned for future growth. We believe that our current organizational structure and executive officers can support and manage the bank's growth for the foreseeable future without needing to add additional executive positions.

         Branch Infrastructure.    As we approach our fifth anniversary, we have established a community banking franchise consisting of seven full service banking offices in selected markets along the entire coast of South Carolina. We have been careful to expand by opening new facilities only after we have identified an attractive market and hired experienced local bankers to manage our operations. Under our expansion model, we will generally first open a loan production office after retaining these bankers. Then, once a loan production office generates sufficient assets, we will open a full service branch that will already have an existing loan and customer base. This approach has allowed us to "test" our markets and be more efficient upon opening a full service branch. Another result of this model is that loan balances exceed retail deposit balances at each of our full service banking offices due to the young age of our branch infrastructure. Six of our seven full service banking offices have been opened since April 2007 and, as of June 30, 2008, these new offices averaged approximately $24.0 million in retail deposits. Going forward, we believe retail deposit growth will be the primary component of our funding sources. For example, retail deposits increased almost twice as fast as loans for the six months ended

June 30, 2008, with year-to-date retail deposits increasing $81.5 million compared to $41.6 million in loans.

         Lending Procedures and Portfolio Diversification.    Since commencing operations, we have emphasized a strong credit culture based on traditional credit measures and underwriting standards as well as the experience and market knowledge of our lenders and senior management team. We maintain a continuous internal loan review system and engage an independent consultant on a semi-annual basis to review loan files on a test basis to confirm our loan grading. We also maintain a separate construction loan management department that operates independently from our lenders and is responsible for authorizing draws and the continuing oversight during the construction process. We have also imposed an internal lending limit that is below our legal lending limit, which we believe helps to further mitigate the risk in our loan portfolio. As we continue to grow, we intend to add additional employees to assist with credit administration and loan review.

        In addition to our underwriting and credit administration processes, we believe the diversity of our loan portfolio further helps to lessen our credit risk. This diversity is evidenced by our product type, average loan balance and geographic diversity. We provide loans for various uses, including commercial and residential real estate, businesses, personal use, home improvement and automobiles, as well as letters of credit and home equity lines of credit. As of June 30, 2008, the average loan balance for our loan portfolio was approximately $275,000. Further, as of June 30, 2008, our 10 largest customer loan relationships represented approximately $53.3 million, or 12.3% of our loan portfolio. Finally, we believe that operating in three separate and distinct market areas along the South Carolina coast provides long-term portfolio diversification. At June 30, 2008, the Charleston, Myrtle Beach and Hilton Head market areas accounted for approximately 74%, 18% and 8%, respectively, of our loan portfolio.

        As a result of our focus on credit quality and the diversification of our portfolio, we have been able to achieve asset quality metrics that compare favorably with other coastal South Carolina banks. The following table compares selected asset quality ratios to the median level for banks with assets greater than $200 million headquartered in our market area.

	Total Assets	Non-performing Loans to Total Loans		Non-performing Assets to Total Assets		Net Charge-offs to Average Loans		Reserves to Non-performing Loans		Reserves to Gross Loans
	($ in millions)	As of June 30, 2008	Year Ended December 31, 2007	As of June 30, 2008	Year Ended December 31, 2007	As of June 30, 2008	Year Ended December 31, 2007	As of June 30, 2008	Year Ended December 31, 2007	As of June 30, 2008	Year Ended December 31, 2007
Tidelands Bank	$601.7	0.67%	0.10%	0.48%	0.08%	0.04%	0.10%	164.19%	1,068.72%	1.10%	1.06%
Peer Group Median(1)	$519.2	1.29%	0.60%	1.12%	0.51%	0.16%	0.02%	90.16%	175.20%	1.14%	1.13%

(1)
Median level for seven commercial banks with total assets greater than $200 million headquartered in the following South Carolina counties: Beaufort, Berkeley, Charleston, Dorchester, Georgetown, Horry and Jasper.

Recent Events

        At June 30, 2008, we held preferred securities issued by The Federal National Mortgage Association ("Fannie Mae") and The Federal Home Loan Mortgage Corporation ("Freddie Mac"), with a book value of $4.6 million. On September 7, 2008, the U.S. Treasury, the Federal Reserve and the Federal Housing Finance Agency ("FHFA") announced that the FHFA was placing Fannie Mae and Freddie Mac under conservatorship. This action resulted in a significant decrease in the fair market value of the securities. At September 30, 2008, we estimated that the Fannie Mae and Freddie Mac preferred securities in our investment portfolio had gross unrealized losses of $4.2 million. If, as a result of these recent events, we ultimately incur an impairment of the entire value of our Fannie Mae and Freddie Mac preferred securities, we would realize an after-tax loss of approximately $3.1 million. Even if we determine that the full value of the securities must be written down, the company and the bank will both remain "well-capitalized" under regulatory standards. Going forward, we do not expect to receive dividends on our Fannie Mae and Freddie Mac preferred securities for an indefinite period of time. We received dividends of $182,683, pre-tax, on our Fannie Mae and Freddie Mac preferred securities in the first six months of 2008.

Corporate Information

        Our principal executive offices are located at 875 Lowcountry Boulevard, Mount Pleasant, South Carolina 29464. Our telephone number is (843) 388-8433. Our website is www.tidelandsbank.com. Information on our website is not incorporated herein by reference and is not part of this prospectus.

        Our common stock trades on The NASDAQ Global Market under the ticker symbol "TDBK."

The Offering

Common stock offered by us	2,200,000 shares(1)
Common stock outstanding after the offering	6,477,176 shares(2)
Net proceeds

Based on an assumed offering price of $6.94 per share (the 30 trading day average of the reported closing sale prices of our common stock on The NASDAQ Global Market through October 3, 2008), the net proceeds, after commissions and expenses, of this offering will be approximately $13.8 million, without giving effect to any exercise of the underwriter's over-allotment option.

Use of proceeds	We plan to use the net proceeds from this offering for general corporate purposes, including increasing Tidelands Bank's capital to support our asset growth. See "Use of Proceeds."
Dividends on common stock

We have not paid any cash dividends on our common stock since our inception, electing to retain earnings to fund our growth. We do not anticipate paying cash dividends on shares of our common stock for the foreseeable future. See "Dividend Policy."

NASDAQ Global Market symbol	TDBK

(1)
The number of shares offered assumes that the underwriter's over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional 330,000 shares.

(2)
The number of shares outstanding after the offering is based on the number of shares outstanding as of September 30, 2008 and assumes that the underwriter's over-allotment option is not exercised. It excludes an aggregate of 855,435 shares reserved for issuance under our stock option plan, of which options to purchase 707,270 shares at a split-adjusted average exercise price of $11.40 had been granted and remained outstanding as of September 30, 2008.

Risk Factors

        Before investing, you should carefully consider the information set forth under "Risk Factors," beginning on page 9, for a discussion of the risks related to an investment in our common stock.

Summary Consolidated Financial Data

        Our summary consolidated financial data presented below as of and for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 are derived from our audited consolidated financial statements. Our audited consolidated financial statements as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for the years ended December 31, 2007 and 2006 can be found in our Annual Report on Form 10-K which is incorporated by reference into this prospectus. Our summary consolidated financial data as of and for the six months ended June 30, 2008 and 2007 have not been audited but, in the opinion of our management, contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly our financial position and results of operations for such periods in accordance with GAAP. Our results of operations for the six months ended June 30, 2008 and 2007 are not necessarily indicative of our results of operations that may be expected for the year ending December 31, 2008. The following summary consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus and in our Annual Report.

	At and for the Six Months Ended June 30,		At and for the Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(dollars in thousands except per share data)
Summary Balance Sheet Data:
Assets	$601,721	$427,560	$512,270	$336,572	$206,414	$75,557	$28,710
Loans (net)	428,224	337,130	387,192	269,743	177,415	54,591	10,750
Allowance for loan losses	4,763	4,270	4,158	3,467	2,245	700	135
Deposits	486,868	350,307	388,169	259,133	174,648	60,300	13,215
Junior subordinated debentures	14,434	8,248	8,248	8,248	—	—	—
Shareholders' equity	39,559	41,553	40,955	41,820	23,095	8,309	8,831
Summary Results of Operations Data:
Interest income	$16,604	$14,547	$31,425	$21,770	$9,231	$2,353	$159
Interest expense	9,709	8,584	18,990	11,848	4,051	820	73
Net interest income	6,895	5,963	12,435	9,922	5,180	1,533	86
Provision for loan losses	777	1,025	1,025	1,222	1,545	565	135
Net interest income (loss) after provision for loan losses	6,118	4,938	11,410	8,700	3,635	968	(49)
Noninterest income	745	700	1,355	787	475	329	27
Noninterest expense	7,678	5,431	12,077	7,124	4,050	2,514	1,043
Income (loss) before taxes	(815)	207	688	2,363	60	(1,217)	(1,065)
Income tax expense (benefit)	(350)	79	275	874	20	(414)	(546)
Net income (loss)	$(465)	$128	$413	$1,489	$40	$(803)	$(519)
Per Share Data:(1)
Net income (loss), basic	$(0.12)	$0.03	$0.10	$0.45	$0.02	$(0.62)	$(1.33)
Net income (loss), diluted	$(0.11)	$0.03	$0.10	$0.44	$0.02	$(0.62)	$(1.33)
Book value(2)	$9.25	$9.72	$9.58	$9.79	$7.59	$6.30	$6.84
Common shares outstanding(1)	4,277,176	4,276,651	4,277,176	4,272,385	3,044,054	1,318,693	1,291,748
Weighted average number of shares outstanding:
Basic	4,056,416	4,274,466	4,214,910	3,327,103	2,620,990	1,291,821	389,294
Diluted	4,073,489	4,274,466	4,270,005	3,327,505	2,635,446	1,291,821	389,294

	At and for the Six Months Ended June 30,		At and for the Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(dollars in thousands except per share data)
Performance Ratios:
Return (loss) on average assets	(0.17)%	0.07%	0.10%	0.52%	0.03%	(1.54)%	(1.30)%
Return (loss) on average equity	(2.30)%	0.62%	1.00%	5.38%	0.20%	(9.55)%	(3.25)%
Net interest margin(3)	2.65%	3.24%	3.05%	3.63%	3.75%	3.11%	2.67%
Efficiency ratio(4)	100.49%	81.51%	87.58%	66.53%	71.62%	135.04%	923.35%
Loan to deposit ratio	88.93%	97.46%	100.82%	105.43%	102.87%	91.69%	75.11%
Asset Quality Ratios:
Nonperforming loans to total loans	0.67%	0.15%	0.10%	0.72%	—	—	—
Nonperforming assets to total assets	0.48%	0.12%	0.08%	0.58%	—	—	—
Net charge-offs to average total loans	0.04%	0.07%	0.10%	—	—	—	—
Allowance for loan losses to nonperforming loans	164.19%	852.11%	1,068.72%	176.44%	n/m	n/m	n/m
Allowance for loan losses to total loans	1.10%	1.25%	1.06%	1.27%	1.25%	1.27%	1.36%
Capital Ratios(5)
Equity to assets ratio(2)	6.57%	9.72%	7.99%	12.43%	11.19%	10.99%	30.76%
Leverage ratio	7.92%	11.56%	9.58%	14.03%	11.76%	10.13%	n/m
Tier 1 risk-based capital ratio	9.81%	13.46%	11.39%	16.86%	11.02%	11.43%	n/m
Total risk-based capital ratio	11.44%	14.64%	12.39%	18.06%	12.14%	12.53%	n/m
Growth Rates:
Percentage change in assets	40.73%	41.61%	52.20%	63.06%	173.19%	163.17%	—
Percentage change in net loans	27.02%	38.90%	43.54%	52.04%	224.99%	457.53%	—
Percentage change in deposits	38.98%	39.94%	49.80%	48.37%	189.63%	356.29%	—
Percentage change in shareholders' equity	(4.80)%	73.71%	(2.07)%	81.08%	177.94%	(5.91)%	—
Other Data:
Number of banking offices	7	4	6	3	3	1	1
Number of employees	98	81	89	62	41	23	17

(1)
Adjusted for the five-for-four stock split we completed in January 2005.

(2)
We had no intangible assets other than deferred tax benefits in the periods presented.

(3)
Net interest margin for 2003 is measured from the opening of the bank, October 6, 2003, to December 31, 2003.

(4)
Computed by dividing noninterest expense by the sum of net interest income and noninterest income.

(5)
Reflects regulatory capital ratios of the holding company even though such ratios were not applicable to the holding company in the periods presented prior to December 31, 2007 because we had less than $500 million in assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources."

As used in the table above, "n/m" means not a meaningful measurement.

 RISK FACTORS

        The discussion below highlights some important risks we have identified related to our business and operations and an investment in shares of our common stock, but these should not be assumed to be the only factors that could affect our future performance and condition, financial and otherwise. We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements. Before deciding to invest in our common stock, you should carefully consider the risks described below in conjunction with other information contained in this prospectus, including our consolidated financial statements and related notes and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our business, financial condition and results of operations could be harmed by any of the following risks, or other risks which have not been identified or which we believe are immaterial or unlikely.

Risks Related to Our Business

The lack of seasoning of our loan portfolio makes it difficult to assess the adequacy of our loan loss reserves accurately and we may have higher credit losses than we have reserved for in our allowance for loan losses.

        We attempt to maintain an appropriate allowance for loan losses to provide for potential losses in our loan portfolio. We periodically determine the amount of the allowance based on the consideration of several factors, including:

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  an ongoing review of the quality, mix and size of our overall loan portfolio;

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  our historical loan loss experience;

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  evaluation of economic conditions;

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  regular reviews of loan delinquencies and loan portfolio quality; and

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  the amount and quality of collateral, including guarantees, securing the loans.

However, there is no precise method of predicting credit losses, since any estimate of loan losses is necessarily subjective and the accuracy depends on the outcome of future events. In addition, due to our rapid growth over the past several years and our limited operating history, a large portion of the loans in our loan portfolio was originated recently. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process referred to as "seasoning." As a result, a portfolio of older loans will usually perform more predictably than a newer portfolio. As of June 30, 2008, we had 11 loans on nonaccrual status totaling approximately $2.9 million. In addition, we have charged-off a total of approximately $507,000 in loans since our inception. Our average loan size continues to increase and reliance on our historic allowance for loan losses may not be adequate. At June 30, 2008, approximately 72.6% of our loan portfolio was composed of construction, commercial mortgage and commercial and industrial loans. Repayment of such loans is generally considered more subject to market risk than residential mortgage loans. Industry experience shows that a portion of our loans will become delinquent and a portion of loans will require partial or full charge-off.

        Regardless of the underwriting criteria utilized, our credit losses could exceed our allowance for loan losses, as a result of various factors beyond our control, including among other things, changes in market conditions affecting the value of loan collateral and problems affecting the credit of our borrowers.

We are exposed to higher credit risk by commercial real estate, commercial and industrial, and construction lending.

        Commercial real estate, commercial and industrial and construction lending usually involves higher credit risks than that of single-family residential lending. As of June 30, 2008, commercial real estate, commercial and industrial, residential construction and commercial construction accounted for approximately 25%, 6%, 22% and 18%, of our total loan portfolio, respectively. These types of loans involve larger loan balances to a single borrower or groups of related borrowers. Commercial real estate loans may be affected to a greater extent than residential loans by adverse conditions in real estate markets or the economy because commercial real estate borrowers' ability to repay their loans depends on successful development of their properties, in addition to the factors affecting residential real estate borrowers. These loans also involve greater risk because they generally are not fully amortizing over the loan period, but have a balloon payment due at maturity. A borrower's ability to make a balloon payment typically will depend on being able to either refinance the loan or sell the underlying property in a timely manner.

        Commercial and industrial loans are typically based on the borrowers' ability to repay the loans from the cash flow of their businesses. These loans may involve greater risk because the availability of funds to repay each loan depends substantially on the success of the business itself. In addition, the collateral securing the loans have the following characteristics: (i) depreciate over time, (ii) difficult to appraise and liquidate, and (iii) fluctuate in value based on the success of the business.

        Risk of loss on a construction loan depends largely upon whether our initial estimate of the property's value at completion of construction equals or exceeds the cost of the property construction (including interest) and the availability of permanent take-out financing. During the construction phase, a number of factors can result in delays and cost overruns. If estimates of value are inaccurate or if actual construction costs exceed estimates, the value of the property securing the loan may be insufficient to ensure full repayment when completed through a permanent loan or by seizure of collateral.

        Commercial real estate, commercial and industrial, and construction loans are more susceptible to a risk of loss during a downturn in the business cycle. Our underwriting, review and monitoring cannot eliminate all of the risks related to these loans.

        As of June 30, 2008, our outstanding commercial real estate loans were equal to 408% of our total capital. The banking regulators are giving commercial real estate lending greater scrutiny, and may require banks with higher levels of commercial real estate loans to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures.

A significant portion of our loan portfolio is secured by real estate, and events that negatively impact the real estate market could hurt our business.

        A significant portion of our loan portfolio is secured by real estate. As of June 30, 2008, approximately 92.5% of our loans had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. A weakening of the real estate market in our primary market area could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability and asset quality. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and shareholder's equity could be adversely affected. Acts of nature, including hurricanes, tornados, earthquakes, fires and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact our financial condition.

Our decisions regarding credit risk and reserves for loan losses may materially and adversely affect our business.

        Making loans and other extensions of credit is an essential element of our business. Although we seek to mitigate risks inherent in lending by adhering to specific underwriting practices, our loans and other extensions of credit may not be repaid. The risk of nonpayment is affected by a number of factors, including:

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  the duration of the credit;

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  the credit profile of a particular customer;

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  the changes in economic and industry conditions; and

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  in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.

        While we generally underwrite the loans in our portfolio in accordance with our own internal underwriting guidelines and regulatory supervisory guidelines, in certain circumstances we have made loans which exceed either our internal underwriting guidelines, supervisory guidelines, or both. As of June 30, 2008, approximately $56.4 million of our loans, or 96.2% of our bank's capital, had loan-to-value ratios that exceeded regulatory supervisory guidelines, of which 30 loans totaling approximately $8.2 million had loan-to-value ratios of 100% or more. In addition, supervisory limits on commercial loan to value exceptions are set at 30% of a bank's capital. At June 30, 2008, $34.7 million of our commercial loans, or 59.3% of our bank's capital, exceeded the supervisory loan to value ratio. The number of loans in our portfolio with loan-to-value ratios in excess of supervisory guidelines, our internal guidelines, or both could increase the risk of delinquencies and defaults in our portfolio.

Recent negative developments in the financial industry and the domestic and international credit markets may adversely affect our operations and results.

        Negative developments in the latter half of 2007 and during 2008 in the global credit and securitization markets have resulted in uncertainty in the financial markets in general with the expectation of the general economic downturn continuing into 2009. As a result of this "credit crunch," commercial as well as consumer loan portfolio performances have deteriorated at many institutions and the competition for deposits and quality loans has increased significantly. In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. Bank and bank holding company stock prices have been negatively affected, as has the ability of banks and bank holding companies to raise capital or borrow in the debt markets. As a result, the potential exists for new federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be active in responding to concerns and trends identified in examinations, including the expected issuance of many formal enforcement orders. Negative developments in the financial industry and the domestic and international credit markets, and the impact of new legislation in response to those developments, may negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and adversely impact our financial performance.

Our future growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

        We are required by regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate that our capital levels following this offering will satisfy our regulatory requirements for the foreseeable future. We may at some point, however, need to raise additional capital to support our continued growth. Our ability to raise additional capital will depend in part on conditions in the capital markets at that time, which are outside our control, and our financial performance. Accordingly, we may be unable to raise additional capital, if and when needed, on terms acceptable to us, or at all. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired. In addition, if we decide to raise additional equity capital, your interest could be diluted.

A prolonged economic downturn, especially one affecting coastal South Carolina, could reduce our customer base, our level of deposits and demand for financial products such as loans.

        We are in uncertain economic times, including uncertainty with respect to financial markets that have been volatile as a result of sub-prime mortgage related and other matters. Our success significantly depends upon the growth in population, income levels, deposits and housing starts in the Charleston, Myrtle Beach and Hilton Head market areas. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may not succeed. A prolonged economic downturn would likely contribute to the deterioration of the credit quality of our loan portfolio and reduce our level of customer deposits, which in turn would hurt our business. Interest received on loans represented approximately 83.0% of our interest income for the year-to-date period ended June 30, 2008. If the current economic downturn in the economy as a whole, or in the Charleston, Myrtle Beach or Hilton Head markets continues for a prolonged period, borrowers may be less likely to repay their loans as scheduled or at all. Moreover, the value of real estate or other collateral that may secure our loans could be adversely affected. Unlike many larger institutions, we are not able to spread the risks of unfavorable local economic conditions across a large number of diversified economies and geographic locations. A prolonged economic downturn could, therefore, result in losses that could materially and adversely affect our business.

A large percentage of the loans in our portfolio currently include exceptions to our loan policies and supervisory guidelines.

        All of the loans that we make are subject to written loan policies adopted by our board of directors and to supervisory guidelines imposed by our regulators. Our loan policies are designed to reduce the risks associated with the loans that we make by requiring our loan officers to take certain steps that vary depending on the type and amount of the loan, prior to closing a loan. These steps include, among other things, making sure the proper liens are documented and perfected on property securing a loan, and requiring proof of adequate insurance coverage on property securing loans. Loans that do not fully comply with our loan policies are known as "exceptions." We categorize exceptions as policy exceptions, financial statement exceptions and collateral exceptions. As of June 30, 2008, approximately 14.9% of the loans in our portfolio included collateral exceptions to our loan policies, which exceeds the 10% suggested by our regulators. As a result of these exceptions, such loans may have a higher risk of loss than the other loans in our portfolio that fully comply with our loan policies. In addition, we may be subject to regulatory action by federal or state banking authorities if they believe the number of exceptions in our loan portfolio represents an unsafe banking practice. Although we have taken steps to reduce the number of exceptions in our loan portfolio, such as the hiring a chief credit officer and a chief risk officer, we may not be successful in reducing the number of exceptions in our loan portfolio.

Changes in interest rates may reduce our profitability.

        Our profitability depends in large part on our net interest income, which is the difference between interest income from interest-earning assets, such as loans and investment securities, and interest expense on interest-bearing liabilities, such as deposits and other borrowings. Approximately 56.0% of our loans were variable rate loans at June 30, 2008, which means that our interest income will generally decrease in lower interest rate environments and rise in higher interest rate environments. Our net interest income will be adversely affected if market interest rates change such that the interest we earn on loans and investments decreases faster than the interest we pay on deposits and borrowings. Many factors cause changes in interest rates, including governmental monetary policies and domestic and international economic and political conditions. While we intend to manage the effects of changes in interest rates by adjusting the terms, maturities and pricing of our assets and liabilities, our efforts may not be effective and our financial condition and results of operations could suffer.

We have grown rapidly and do not expect to sustain this rate of growth for future periods.

        We have grown rapidly since opening Tidelands Bank in October 2003. However, we do not expect to sustain this rate of growth and may not even grow our business at all. Because of our relatively small size and short operating history, it will be difficult for us to generate similar asset growth rates and consequently our historical results of operations are not necessarily indicative of our future operations. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede our ability to expand our market presence. Our current strategic objectives are to manage loan growth, manage portfolio risk and lower our overall funding costs, primarily through the growth of retail deposits.

We are dependent on key individuals and our continued success depends on our ability to identify and retain individuals with experience and relationships in our markets. The loss of one or more of these key individuals could curtail our growth and adversely affect our prospects.

        Robert E. Coffee, Jr., our president and chief executive officer, has extensive and long-standing ties within our market area and substantial experience with our operations which has contributed significantly to our growth. If we lose the services of Mr. Coffee, he would be difficult to replace and our business and development could be materially and adversely affected.

        To succeed in our markets, we must identify and retain experienced key management members with local expertise and relationships in these markets. We expect that competition for qualified management in our markets will be intense and that there will be a limited number of qualified persons with knowledge of and experience in the community banking industry in these markets. In addition, the process of identifying and recruiting individuals with the combination of skills and attributes required to carry out our strategy requires both management and financial resources and is often lengthy. Our inability to identify, recruit and retain talented personnel to manage our offices effectively would limit our growth and could materially adversely affect our business, financial condition and results of operations. The loss of the services of several such key personnel could adversely affect our growth strategy and prospects to the extent we are unable to replace such personnel.

We face strong competition for customers, which could prevent us from obtaining customers or may cause us to pay higher interest rates to attract customer deposits.

        The banking business is highly competitive, and we experience competition in our market from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as super-regional, national and international financial institutions that operate offices in our primary market areas and elsewhere.

        We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions, such as BB&T, Bank of America, Wachovia and Carolina First Bank. These institutions offer some services, such as extensive and established branch networks and trust services that we do not provide. We also compete with local community banks in our market. There is a risk that we will not be able to compete successfully with other financial institutions in our market, and that we may have to pay higher interest rates to attract deposits, accept lower yields on loans to attract loans and pay higher wages for new employees, resulting in reduced profitability. In addition, competitors that are not depository institutions are generally not subject to the extensive regulations that apply to us.

We may not be able to compete with our larger competitors for larger customers because our lending limits are lower than theirs.

        We are limited in the amount we can loan a single borrower by the amount of the bank's capital. Our legal lending limit is 15% of the bank's capital and surplus, or $8.8 million at June 30, 2008. Our internal lending limit was $5.2 million at June 30, 2008. Even though our legal lending limit will increase after this offering, it will still be significantly less than the limit for our larger competitors and may affect our ability to seek relationships with larger businesses in our market area. We have been able to sell participations in our larger loans to other financial institutions, which has allowed us to meet the lending needs of our customers requiring extensions of credit in excess of these limits; however, in the current economic environment, it has been difficult to sell participations to other financial institutions.

We are subject to extensive regulation that could limit or restrict our activities. This regulation is for the protection of the bank's depositors and not for the investors.

        We operate in a highly regulated industry and are subject to examination, supervision and comprehensive regulation by the South Carolina Board of Financial Institutions, the FDIC and the Federal Reserve Board. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We must also meet regulatory capital requirements. If we fail to meet these capital and other regulatory requirements, our financial condition, liquidity and results of operations would be materially and adversely affected. Our failure to remain "well capitalized" for regulatory purposes could affect customer confidence, our ability to grow, our cost of funds and FDIC insurance, our ability to pay dividends on common stock and our ability to make acquisitions.

        The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. For example, new legislation or regulation could limit the manner in which we may conduct our business, including our ability to obtain financing, attract deposits and make loans. Many of these regulations are intended to protect depositors, the public and the FDIC, not shareholders. In addition, the burden imposed by these regulations may place us at a competitive disadvantage compared to competitors who are less regulated. The laws, regulations, interpretations and enforcement policies that apply to us have been subject to significant change in recent years, sometimes retroactively applied, and may change significantly in the future. Our cost of compliance could adversely affect our ability to operate profitably. See "Supervision and Regulation."

We will face risks with respect to future expansion and acquisitions or mergers.

        Although we do not have any current plans to do so, we may seek to acquire other financial institutions or parts of those institutions. We may also expand into new markets or lines of business or offer new products or services. These activities would involve a number of risks, including:

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  the time and expense associated with identifying and evaluating potential acquisitions and merger partners;

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  using inaccurate estimates and judgments to evaluate credit, operations, management and market risks with respect to the target institution or assets;

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  diluting our existing shareholders in an acquisition;

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  the time and expense associated with evaluating new markets for expansion, hiring experienced local management and opening new offices, as there may be a substantial time lag between these activities before we generate sufficient assets and deposits to support the costs of the expansion;

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  taking a significant amount of time negotiating a transaction or working on expansion plans, resulting in management's attention being diverted from the operation of our existing business;

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  the time and expense associated with integrating the operations and personnel of the combined businesses;

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  creating an adverse short-term effect on our results of operations; and

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  losing key employees and customers as a result of an acquisition that is poorly received.

        We have never acquired another institution before, so we lack experience in handling any of these risks. There is also a risk that any expansion effort will not be successful.

The accuracy of our financial statements and related disclosures could be affected because we are exposed to conditions or assumptions different from the judgments, assumptions or estimates used in our critical accounting policies.

        The preparation of financial statements and related disclosure in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Our critical accounting policies, included in our Form 10-K for the year ended December 31, 2007, describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that are considered "critical" by us because they require judgments, assumptions and estimates that materially impact our consolidated financial statements and related disclosures. As a result, if future events differ significantly from the judgments, assumptions and estimates in our critical accounting policies, such events or assumptions could have a material impact on our audited consolidated financial statements and related disclosures.

We are exposed to the possibility that more prepayments may be made by customers to pay down loan balances, which could reduce our interest income and profitability.

        Prepayment rates stem from consumer behavior, conditions in the housing and financial markets, general United States economic conditions, and the relative interest rates on fixed-rate and adjustable-rate loans. Therefore, changes in prepayment rates are difficult to predict. Recognition of deferred loan origination costs and premiums paid in originating these loans are normally recognized over the contractual life of each loan. As prepayments occur, the rate at which net deferred loan origination costs and premiums are expensed will accelerate. The effect of the acceleration of deferred costs and premium amortization may be mitigated by prepayment penalties paid by the borrower when the loan is paid in full within a certain period of time. If prepayment occurs after the period of time when the loan is subject to a prepayment penalty, the effect of the acceleration of premium and deferred cost amortization is no longer mitigated. We recognize premiums paid on mortgage-backed securities as an adjustment from interest income over the expected life of the security based on the rate of repayment of the securities. Acceleration of prepayments on the loans underlying a mortgage-backed security shortens the life of the security, increases the rate at which premiums are expensed and further reduces interest income. We may not be able to reinvest loan and security prepayments at rates comparable to the prepaid instrument particularly in a period of declining interest rates.

Efforts to comply with Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with the Sarbanes-Oxley Act may adversely affect us.

        The Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the Securities and Exchange Commission that are now applicable to us, have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices. We have experienced, and we expect to continue to experience, greater compliance costs, including costs related to internal controls, as a result of the Sarbanes-Oxley Act. For example, for the year ended December 31, 2007, we were required to comply with Section 404 of the Sarbanes-Oxley Act and our management has issued a report on our internal controls over financial reporting. Our independent registered public accounting firm will be required to provide an attestation with respect to management's report on our internal controls over financial reporting as of December 31, 2009. We expect the applicability of these rules and regulations to us will continue to increase our accounting, legal and other costs, and to make some activities more difficult, time consuming and costly. In the event that we are unable to maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

        We have evaluated our internal control systems in order to allow management to report on our internal control over financial reporting, as required by Section 302 and 404 of the Sarbanes-Oxley Act. In the future, if we or our independent auditors were to identify significant deficiencies or material weaknesses in our internal control over financial reporting that we could not remediate in a timely manner, or if we are unable to receive a positive attestation from our independent registered public accounting firm, the trading price of our common stock could decline, our ability to obtain any necessary equity or debt financing could suffer, and our common stock could ultimately be delisted from The NASDAQ Global Market. In this event, the liquidity of our common stock would be severely limited and the market price of our common stock would likely decline significantly.

        In addition, the rules adopted as a result of the Sarbanes-Oxley Act could make it more difficult or more costly for us to obtain certain types of insurance, including directors' and officers' liability insurance, which could make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

The FDIC Deposit Insurance assessments that we are required to pay may materially increase in the future, which would have an adverse effect on our earnings.

        As a member institution of the FDIC, we are required to pay semi-annual deposit insurance premium assessments to the FDIC. During the year ended December 31, 2007, we paid $239,000 in deposit insurance assessments and during the first six months of 2008, we paid approximately $150,000. Due to the recent failure of several unaffiliated FDIC insurance depository institutions, we anticipate that the deposit insurance premium assessments paid by all banks will increase. If the deposit insurance premium assessment rate applicable to us increases, our earnings could be adversely impacted.

Given the geographic concentration of our operations, we could be significantly affected by any hurricane that affects coastal South Carolina.

        Our operations are concentrated in and our loan portfolio consists almost entirely of loans to persons and businesses located in coastal South Carolina. Similarly, the collateral for many of our loans consists of real and personal property located in this same geographic area. This area is susceptible to hurricanes which could cause extensive damage to the general region. Disaster conditions resulting from any hurricane that hits in this area would adversely affect the local economies and real estate markets, which could negatively impact our business. Adverse economic conditions resulting from such a disaster could also negatively impact the ability of our customers to repay their loans and could affect the value of the collateral securing these loans. Furthermore, damage resulting from any hurricane could also result in continued economic uncertainty that could negatively impact businesses in those areas. Consequently, our ability to continue to originate loans may be impaired by adverse changes in local and regional economic conditions in this area following any hurricane.

Risks Related to an Investment in Our Common Stock

The trading volume in our common stock has been low, and the sale of a substantial number of shares in the public market could depress the price of our stock and make it difficult for you to sell your shares.

        Our common stock is currently traded on The NASDAQ Global Market. We cannot assure you, however, that an active trading market for our common stock will develop or be sustained after the offering. Our common stock is thinly traded and has substantially less liquidity than the average trading market for many other publicly traded companies. Thinly traded stocks can be more volatile than stock trading in an active public market. Our stock price has been volatile in the past and several factors could cause the price to fluctuate substantially in the future. These factors include but are not limited to: changes in analysts' recommendations or projections, our announcement of developments related to our businesses, operations and stock performance of other companies deemed to be peers, news reports of trends, concerns, irrational exuberance on the part of investors and other issues related to the financial services industry. Recently, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies, including those in the financial services sector, have experienced wide price fluctuations that have not necessarily been related to operating performance. Our stock price may fluctuate significantly in the future, and these fluctuations may be unrelated to our performance. General market declines or market volatility in the future, especially in the financial institutions sector of the economy, could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices. Therefore, our shareholders may not be able to sell their shares at the volume, prices or times that they desire.

The exercise of outstanding stock options held by our directors, employees and consultants will result in dilution of your ownership.

        As of September 30, 2008, we had options outstanding to purchase 707,202 shares of our common stock at a weighted average exercise price of $11.40 per share. In addition, under the terms of our 2004 Stock Incentive Plan, the number of shares of common stock available for grant under the plan is subject to automatic adjustment such that shares representing 20% of our then outstanding common stock are available for grant at any time. As a result, the number of shares available for grant under the plan will increase as a result of this offering and will increase in the future with any issuance by us of common stock. The issuance of shares subject to options under the plan will result in future dilution of your ownership of our common stock.

We may issue additional shares of common stock or equity derivative securities that will dilute the percentage ownership interest of existing shareholders and may dilute the book value per share of our common stock and adversely affect the terms on which we may obtain additional capital.

        Our authorized capital includes 10,000,000 shares of common stock. As of September 30, 2008, we had 4,277,176 shares of common stock outstanding and had reserved for issuance 855,435 shares underlying options that are or may become exercisable at an average price of $11.40 per share. In addition, as of September 30, 2008, we had the ability to issue 74,805 shares of common stock pursuant to options and restricted stock that may be granted in the future under our existing equity compensation plans. Subject to applicable NASDAQ rules, our board generally has the authority, without action by or vote of the shareholders, to issue all or part of any authorized but unissued shares of common stock for any corporate purpose, including issuance of equity-based incentives under or outside of our equity compensation plans. We may seek additional equity capital in the future as we develop our business and expand our operations. Any issuance of additional shares of common stock or equity derivative securities will dilute the percentage ownership interest of our shareholders and may dilute the book value per share of our common stock. Shares we issue in connection with this offering will increase the total number of outstanding shares and dilute the percentage ownership interest of our existing shareholders.

We have implemented anti-takeover devices that could make it more difficult for another company to purchase us, even though such a purchase may increase shareholder value.

        In most cases, our shareholders would receive a premium for their shares if we were purchased by another company. However, state and federal law and our articles of incorporation and bylaws make it difficult for anyone to purchase us without approval of our board of directors. For example, our articles of incorporation divide the board of directors into three classes of directors serving staggered three-year terms with approximately one-third of the board of directors elected at each annual meeting of shareholders. This classification of directors makes it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders would be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable. Consequently, a takeover attempt may prove difficult, and shareholders may not realize the highest possible price for their securities in the event a takeover does occur. At our 2008 annual meeting of shareholders, our shareholders approved an amendment to our Articles of Incorporation which would phase-out this classified board structure by the 2011 annual meeting. Going forward from that point, the entire board will be elected to one-year terms, thereby eliminating our current classified board structure. See "Description of Capital Stock—Anti-takeover Effects."

We have broad discretion in allocating the net proceeds from this offering.

        We intend to use the net proceeds from this offering for general corporate purposes, including increasing Tidelands Bank's capital to support our asset growth and expanding our branch network. We will have significant flexibility in applying the net proceeds of this offering. Our failure to apply these funds effectively could have a material adverse effect on our business.

Our ability to pay cash dividends is limited, and we may be unable to pay future dividends if we decide to do so.

        Since our inception, we have not paid any cash dividends on our common stock, and we do not intend to pay cash dividends in the foreseeable future. Even if we decide to pay cash dividends in the future, our ability to do so will be limited by regulatory restrictions, by the bank's ability to pay cash dividends to us based on its capital position and profitability, and by our need to maintain sufficient capital to support the bank's operations. The ability of the bank to pay cash dividends to us is limited by its obligations to maintain sufficient capital and by other restrictions on its cash dividends that are applicable to South Carolina state banks and banks that are regulated by the FDIC. If we do not satisfy these regulatory requirements, we will be unable to pay cash dividends on our common stock.

The holders of our junior subordinated debentures have rights that are senior to those of our common shareholders.

        We have supported our continued growth through the issuance of trust preferred securities from two special purpose trusts and an accompanying sale of $14.0 million junior subordinated debentures to these trusts. Payments of the principal and interest on the trust preferred securities of these trusts are conditionally guaranteed by us. We must make payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We have the right to defer distributions on the junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid on our common stock.

 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 relating to, without limitation, our future economic performance, plans and objectives for future operations, and projections of revenues and other financial items that are based on our beliefs, as well as assumptions made by and information currently available to us. The words "may," "will," "anticipate," "should," "would," "believe," "contemplate," "could," "project," "predict," "expect," "estimate," "continue," and "intend," as well as other similar words and expressions of the future, are intended to identify forward-looking statements. Our actual results, performance, or achievements may differ materially from the results expressed or implied by our forward-looking statements.

        The cautionary statements in the "Risk Factors" section and elsewhere in this prospectus identify important factors and possible events which involve risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. If you are interested in purchasing shares of our common stock, you should consider these risk factors carefully, as well as factors discussed elsewhere in this prospectus, before making a decision to invest. All forward-looking statements in this prospectus are based on information available to us on the date of this prospectus. We do not intend to, and assume no responsibility for, updating any forward-looking statements that may be made by us or on our behalf in this prospectus or otherwise.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $13.8 million, based on an assumed offering price of $6.94 per share (the 30 trading day average of reported closing sale prices of our common stock on The NASDAQ Global Market through October 3, 2008), or approximately $16.0 million if the underwriter's over-allotment option is exercised in full, after deducting estimated offering expenses of approximately $470,000 and the underwriting discount. We plan to use the net proceeds for general corporate purposes, which may include, among other things, providing additional capital to our bank to support asset growth.

 CAPITALIZATION

        The following table shows our capitalization as of June 30, 2008. Our capitalization is presented on a historical basis and on an as-adjusted basis to give effect to the sale of 2,200,000 shares in this offering, as if the offering had been completed as of June 30, 2008 and assuming:

  •
  the net proceeds of the offering are approximately $13.8 million, after deducting the estimated underwriting discount of $954,250 and estimated offering expenses of approximately $470,000;

  •
  the underwriter's over-allotment option is not exercised; and

  •
  a public offering price of $6.94 per share (based on the 30 trading day average of the reported closing sale prices of our common stock on The NASDAQ Global Market through October 3, 2008).

        The following data should be read together with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	June 30, 2008
	Actual	As Adjusted
	(dollars in thousands)
Long-Term Indebtedness:
Junior subordinated debentures(1)	$14,434	$14,434
FHLB advance	25,000	25,000
Shareholders' Equity:(2)
Preferred stock, par value $.01 per share, 10,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, par value $.01 per share; 10,000,000 shares authorized; 4,277,176 shares issued and outstanding; 6,477,176 shares issued and outstanding, as adjusted	$43	$65
Unearned ESOP Shares	$(2,721)	$(2,721)
Capital surplus	$43,118	$56,940
Retained deficit	(416)	(416)
Accumulated other comprehensive income, net of tax	(465)	(465)

Total shareholders' equity	$39,559	$53,403

Total capitalization(3)	$78,993	$92,837

Capital Ratios:
Equity to assets ratio(4)	6.57%	8.68%
Leverage ratio	7.92%	11.09%
Tier 1 risk-based capital ratio	9.81%	13.73%
Total risk-based capital ratio	11.44%	14.38%

(1)
Subordinated debentures associated with outstanding trust preferred securities.

(2)
As of September 30, 2008, there were 4,277,176 shares of common stock outstanding, and we had 707,202 shares of common stock subject to the issuance of outstanding options with a weighted average exercise price of $11.40 per share.

(3)
Includes long-term indebtedness and total shareholders' equity.

(4)
We had no intangible assets as of June 30, 2008 other than deferred tax benefits.

 MARKET FOR OUR COMMON STOCK

        In connection with our public offering in October 2006, our common stock was approved for listing on The NASDAQ Global Market under the symbol "TDBK." Prior to October 2006, our common stock was quoted on the OTC Bulletin Board under the symbol "TDBK.OB." As of September 30, 2008, we had approximately 925 shareholders of record.

        The following table shows the reported high and low closing prices for shares of our common stock published by NASDAQ beginning with the first quarter of 2006. For the prior periods indicated, the table shows the reported high and low bid information on the OTC Bulletin Board. The OTC Bulletin Board prices are quotations, which reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. Prior to our listing on NASDAQ, there was limited trading, at widely varying prices, and trading had not created an active market for our common stock. Thus, the prices at which trades occurred may not be representative of the actual value of our common stock. On a number of days during this period, there were no trades at all in our common stock.

	High	Low
2008
Fourth Quarter (through October 3, 2008)	$6.35	$6.12
Third Quarter	8.95	5.85
Second Quarter	10.50	8.50
First Quarter	11.46	9.00
2007
Fourth Quarter	$13.14	$9.50
Third Quarter	13.55	12.77
Second Quarter	14.30	13.11
First Quarter	15.39	14.15
2006
Fourth Quarter	$18.00	$14.51
Third Quarter	18.35	17.50
Second Quarter	20.00	12.50
First Quarter	12.75	9.75

DIVIDEND POLICY

        We have not declared or paid any cash dividends on our common stock since our inception. For the foreseeable future we do not intend to declare cash dividends. We intend to retain earnings to grow our business and strengthen our capital base. Our ability to pay dividends depends on the ability of our subsidiary, Tidelands Bank, to pay dividends to us. As a South Carolina state bank, Tidelands Bank may only pay dividends out of its net profits, after deducting expenses, including losses and bad debts. In addition, the bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital. If and when cash dividends are declared, they will be largely dependent upon our earnings, financial condition, business projections, general business conditions, statutory and regulatory restrictions and other pertinent factors.

        Our ability to pay cash dividends is further subject to our continued payment of interest that we owe on our junior subordinated debentures. As of June 30, 2008, we had approximately $14.4 million of junior subordinated debentures outstanding. We have the right to defer payment of interest on the junior subordinated debentures for a period not to exceed 20 consecutive quarters. If we defer, or fail to make, interest payments on the junior subordinated debentures, we will be prohibited, subject to certain exceptions, from paying cash dividends on our common stock until we pay all deferred interest and resume interest payments on the junior subordinated debentures.

 BUSINESS

General

        We are a South Carolina corporation organized in 2002 to serve as the holding company for Tidelands Bank, a state-chartered banking association under the laws of South Carolina headquartered in Mount Pleasant. We opened Tidelands Bank in October 2003 and have grown to seven full service banking offices located along the entire coast of South Carolina. We are primarily engaged in the business of accepting demand, savings and time deposits insured by the FDIC and providing commercial, consumer and mortgage loans to the general public. Since our inception, we have focused on serving the banking needs of professionals, entrepreneurs, small business owners, and their family members in our growing South Carolina coastal markets. As of June 30, 2008, we had total assets of $601.7 million, net loans of $428.2 million, deposits of $486.9 million, and shareholders' equity of $39.6 million.

Our Market Area

        Our primary market area is the South Carolina coast, including the Charleston (Charleston, Dorchester and Berkeley counties), Myrtle Beach (Horry and Georgetown County) and Hilton Head (Beaufort and Jasper County) markets areas. Our main office is located at 875 Lowcountry Boulevard, Mount Pleasant, South Carolina.

        In addition to our main office, we have six full service banking offices. In August 2004, we opened a loan production office in Summerville, South Carolina. Due to the success of this loan production office, we converted it to a temporary full service branch in April 2005 and in April 2007, we opened the permanent full service banking office in Summerville. In January 2005, we opened a loan production office in Myrtle Beach, South Carolina, which we converted into a temporary full service branch in October 2005 and opened our permanent facility in June 2007. We opened a new full service banking office in the Park West area of Mount Pleasant in May 2007 and converted our loan production office in the West Ashley area of Charleston to a full service banking office in July 2007. We also opened a loan production office in Bluffton, in the Hilton Head market area, in October 2006, which we converted into a temporary full service banking office in September 2007 and then opened a permanent full service banking office in May 2008. Finally, we opened a new full service banking office in Murrells Inlet, in the Myrtle Beach market area, in July 2008.

        According to FDIC data, total deposits in the Charleston market area increased 106% from approximately $4.3 billion in 2000 to approximately $8.8 billion in 2007. The population of the Charleston market area was approximately 630,000 in 2007, an increase of 13.2% from 2000 and is projected to grow an additional 8.4% from 2007 to 2012. The economy of Charleston is diverse and vibrant having recently experienced significant growth in tourism, healthcare, shipping and manufacturing. Notably, in 2004, approximately 4.7 million people visited the Charleston region (a 47% increase from 1997) and spent approximately $5.7 billion (a 138% increase from 1997). An estimated 105,000 jobs in 2004 were directly or indirectly supported by the tourism industry (a 144% increase from 1997), which generated approximately $1.3 billion in earnings (a 108% increase from 1997). Charleston is home to the Medical University of South Carolina and the Roper St. Francis Healthcare System, two of the top five largest employers in the region. The Port of Charleston is the top ranked container cargo port on the South Atlantic and Gulf coasts, is second only to New York and New Jersey on the East Coast, and is the sixth largest container port in the United States. The Charleston Customs district ranks as the sixth largest in dollar value of international shipments, with cargo valued at more than $60 billion annually. Continued growth of the port's business is expected with plans to deepen its channel and create a new three-berth 280-acre container terminal on the site of the former Charleston Naval complex. Recent economic expansion in the manufacturing sector includes the construction of two new plants designed for the production and assembly of the fuselage sections for

Boeing's new 787 Dreamliner. These two plants have created approximately 750 jobs. In total, these plants represent a $560 million investment, the largest in South Carolina since BMW entered the state in the early 1990s. In October 2008, Google is opening a new data center facility in the Charleston area, which is part of a $600 million investment and which is expected to create 200 technology-related jobs. In addition, DuPont recently announced a planned $500 million investment at its facility in Berkeley County and GE Aviation and the SKF Group, one of the world's largest producers of jet engine bearings, have recently announced plans to establish a new facility in Charleston to manufacture and repair jets.

        Historically, the U.S. military has also played a significant role in the economy of the Charleston area. Charleston hosts military installations for the U.S. Navy, U.S. Air Force, U.S. Army and U.S. Coast Guard. Charleston is also home to a number of academic institutions besides the Medical University of South Carolina, including The Citadel, The College of Charleston and Charleston Southern University.

        The Myrtle Beach area, also known as South Carolina's Grand Strand, is a 60-mile stretch of coastline extending from the South Carolina state line at Little River (Horry County) south to Pawleys Island (Georgetown County). According to FDIC data, total deposits in the Myrtle Beach market area increased 96% from approximately $3.5 billion in 2000 to approximately $6.7 billion in 2007. The population of the Myrtle Beach market area was approximately 307,000 in 2007, an increase of approximately 22.37% from 2000 and is projected to grow an additional 17.2% by 2012. A significant portion of this growth is attributable to retirees. In recent years, both The Wall Street Journal and Money magazine rated the Grand Strand as one of the nation's top retirement locations. Today, approximately 25% of South Carolina's residents are over 55 years of age and Horry County is No. 1 among the top five regions in the state where retirees are relocating. Similar to Charleston, tourism plays a vital role in the economy of Myrtle Beach. In recent years, the American Automobile Association has ranked the area as the nation's second most popular tourist destination. The Myrtle Beach Chamber of Commerce estimated that 14.6 million people visited the area in 2006 and spent over $3.1 billion.

        The Hilton Head market area is approximately 45 miles north of Savannah, Georgia and 90 miles south of Charleston, and is an internationally recognized vacation destination famous for its championship golf courses, beaches and resorts. According to FDIC data, total deposits in the Hilton Head market area increased 84% from approximately $1.9 billion in 2000 to approximately $3.5 billion in 2007. The population for the Hilton Head market area was approximately 177,000 in 2007, an increase of 27.27% from 2000, and is projected to grow an additional 16.75% by 2012. The Hilton Head Chamber of Commerce estimates that the year-round tourism industry accounts for more than 60% of local jobs and contributes in excess of $1.5 billion annually to the Hilton Head economy.

        We believe the combination of full-time residents and visitors will continue to support businesses such as real estate development, construction, manufacturing, healthcare and education and favors the expansion of our relationship banking model in our market areas.

Our Strengths

        Since commencing operations, we have focused on our core operating strength of relationship banking to grow our business. The cornerstone of our relationship banking model is to hire and retain professional banking officers who know their customers and focus on their banking needs. By leveraging our banking officers' experience and personal contacts, we have achieved our success to date by focusing on professionals, entrepreneurs, small business owners and their family members in our markets. This relationship banking model ensures that we are able to generate both repeat business from existing customers as well as new business from customer referrals.

        We have assembled an experienced senior management team, combining extensive market knowledge with an energetic and entrepreneurial culture. The members of our management team have close ties to, and are actively involved in, the communities in which we operate, which is critical to our relationship banking focus. We believe that our current organizational structure and executive officers can support and manage the bank's growth for the foreseeable future without needing to add additional executive positions.

        As we approach our fifth anniversary, we have established a community banking franchise consisting of seven full service banking offices in selected markets along the entire coast of South Carolina. We have been careful to expand by opening new facilities only after we have identified an attractive market and hired experienced local bankers to manage our operations. Under our expansion model, we will generally first open a loan production office after retaining these bankers. Then, once a loan production office generates sufficient assets, we will open a full service branch that will already have an existing loan and customer base. This approach has allowed us to "test" our markets and be more efficient upon opening a full service branch. Another result of this model is that loan balances exceed retail deposit balances at each of our full service banking offices due to the young age of our branch infrastructure. Six of our seven full service banking offices have been opened since April 2007 and, as of June 30, 2008, each of these new offices averaged approximately $24.0 million in retail deposits. Going forward, we believe retail deposit growth will be a primary component of our funding sources. For example, retail deposits increased almost twice as fast as loans for the six months ended June 30, 2008, with year-to-date retail deposits increasing $81.5 million compared to $41.6 million in loans.

        Through our relationship banking service model, we believe we can continue to grow our market share within the Charleston, Myrtle Beach and Hilton Head market areas. We will continue to consider hiring experienced lending and deposit gathering employees within our markets to help drive organic growth in our full service banking offices. We will also continue to look at other strategic and attractive locations or opportunities to expand our franchise along the Southeast coast, but we have no such expansion plans at this time.

Lending Activities

         General.    We emphasize a range of lending services, including commercial and residential real estate mortgage loans, real estate construction loans, commercial and industrial loans and consumer loans. Our customers are generally individuals and small to medium-sized businesses and professional firms that are located in or conduct a substantial portion of their business in our market area. We have focused our lending activities primarily on the professional market, including doctors, dentists, small business owners and commercial real estate developers. At June 30, 2008, we had total loans of $433.0 million, representing 77.2% of our total earning assets. The average loan size was approximately $275,000. As of June 30, 2008, we had eleven nonperforming loans totaling approximately $2.9 million, or 0.67% of total loans. The average size of our non-performing loans, at June 30, 2008, was approximately $264,000 and all were credits originated in the Charleston market area.

        At June 30, 2008, our loan portfolio was comprised of the following:

	Performing Loans		Non-Performing Assets
	Balance June 30, 2008	% of Loans	Non- accrual Loans	Other Real Estate	Total Non- performing Assets
	(dollars in thousands)
Real estate mortgage	$223,254	51.6%	$805	$—	$805
Real estate construction	177,473	40.9	1,832		1,832
Commercial and industrial	27,636	6.4	264	—	264
Consumer	4,624	1.1	—	—	—

	$432,987	100.0%	$2,901	$—	$2,901

         Real Estate Mortgage Loans.    Loans secured by real estate mortgages are the principal component of our loan portfolio. Real estate loans are subject to the same general risks as other loans and are particularly sensitive to fluctuations in the value of real estate. Fluctuations in the value of real estate, as well as other factors arising after a loan has been made, could negatively affect a borrower's cash flow, creditworthiness and ability to repay the loan. We obtain a security interest in real estate whenever possible, in addition to any other available collateral, in order to increase the likelihood of the ultimate repayment of the loan.

        As of June 30, 2008, loans secured by first or second mortgages on real estate comprised approximately $223.3 million, or 51.6%, of our loan portfolio. These loans will generally fall into one of two categories: residential real estate loans or commercial real estate loans.

        At June 30, 2008, our real estate mortgage loan portfolio was comprised of the following:

	Performing Loans			Non-Performing Assets
Real Estate Mortgage Loans	Balance June 30, 2008	% of Loans Category	% of Total Loans	Non- accrual Loans	Other Real Estate	Total Non- performing Assets
	(dollars in thousands)
Residential
Owner-occupied	$102,775	46.0%	23.7%	$—	$—	$—
Non owner-occupied	11,306	5.1	2.6	—	—	—
Commercial
Owner-occupied	98,504	44.1	22.8	805	—	805
Multi-family	10,669	4.8	2.5	—	—	—

	$223,254	100.0%	51.6%	$805	$—	$805

  •
  Residential Real Estate Loans.  We generally originate and hold short-term first mortgages and traditional second mortgage residential real estate loans and home equity lines of credit. With respect to fixed and adjustable rate long-term residential real estate loans with terms of up to 30 years, we typically only originate these loans for a third-party. At June 30, 2008, residential real estate mortgage loans amounted to $114.1 million, or 26.3% of our loan portfolio. Included in these loans was $102.8 million, or 90.1% of our residential real estate loan portfolio, in first and second mortgages on individuals' homes, of which $32.7 million, or 28.5% of our residential loan portfolio, was in home equity loans. At June 30, 2008, our residential real estate loans balances ranged from approximately $1,000 to $2.3 million, with an average loan balance of approximately $215,000. The majority of these loans are made on owner-occupied properties. The non owner-occupied loans had an average size of approximately $630,000. Generally, we limit the loan-to-value ratio on our residential real estate loans to 85%. At June 30, 2008, our individual home equity lines of credit balances secured by first and second mortgages ranged up to approximately $1.0 million, with an average balance of approximately $120,000. Our underwriting criteria for, and the risks associated with, home equity loans and lines of credit are generally the same as those for first mortgage loans. Home equity lines of credit typically have terms of 15 years or less and we generally limit the extension of credit to less than 90% of the available equity of each property, although in certain exceptions we may extend up to 100% of the available equity.

  •
  Commercial Real Estate Loans.  At June 30, 2008, commercial real estate mortgage loans amounted to $109.2 million, or approximately 25.2% of our loan portfolio. At June 30, 2008, the outstanding balances on individual commercial real estate loans ranged from approximately $1,000 to $3.4 million. We maintain loan relationships in excess of this size but have participated credits to correspondent banks to reduce our exposure to single large lending relationships. The average commercial real estate loan balance was approximately $600,000. These loans generally have terms of five years or less, although payments may be structured on a longer amortization basis. We evaluate each borrower on an individual basis and attempt to determine the business risks and credit profile of each borrower. We attempt to reduce credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied office buildings where the loan-to-value ratio, established by independent appraisals, does not exceed 85%. We also generally require that a borrower's cash flow exceeds 125% of monthly debt service obligations. In order to ensure secondary sources of payment and liquidity to support a loan request, we typically review all of the personal financial statements of the principal owners and require their personal guarantees.

         Real Estate Construction Loans.    We offer fixed and adjustable rate residential and commercial construction loans to builders and developers and to consumers who wish to build their own homes. The term of our construction and development loans generally is limited to 18 months, although payments may be structured on a longer amortization basis. Construction and development loans generally carry a higher degree of risk than long-term financing of existing properties because repayment depends on the ultimate completion of the project and usually on the subsequent sale of the property. Specific risks include:

  •
  cost overruns;

  •
  mismanaged construction;

  •
  inferior or improper construction techniques;

  •
  economic changes or downturns during construction;

  •
  a downturn in the real estate market;

  •
  rising interest rates which may prevent sale of the property; and

  •
  failure to sell completed projects in a timely manner.

        We attempt to reduce the risk associated with construction and development loans by obtaining personal guarantees and by keeping the loan-to-value ratio of the completed project at or below 85%.

        At June 30, 2008, our real estate construction loans amounted to $177.5 million, or 40.9% of our total loan portfolio, and was comprised of the following:

	Performing Loans			Non-Performing Assets
Real Estate Construction Loans	Balance June 30, 2008	% of Loan Category	% of Total Loans	Non- accrual Loans	Other Real Estate	Total Non- performing Assets
	(dollars in thousands)
Residential
Land
Commercial	$40,201	22.6%	9.3%	$478	$—	$478
Consumer	13,219	7.4	3.0	—	—	—
Construction
Pre-sold commercial	2,245	1.3	0.5	—	—	—
Owner-occupied consumer	11,684	6.6	7.0	—	—	—
Non owner-occupied commercial	30,587	17.2	2.7	—	—	—
Commercial
Land	44,183	24.9	10.2	1,151	—	1,151
Construction
Owner-occupied	18,903	10.7	4.4	203	—	203
Non owner-occupied	16,451	9.3	3.8	—	—	—

	$177,473	100.0%	40.9%	$1,832	$—	$1,832

        Residential land loans are made to both commercial entities and consumer borrowers for the purpose of financing land upon which to build a residential home. At June 30, 2008, these loans ranged from approximately $10,000 to $2.5 million, with an average balance of approximately of $275,000.

        Residential land loans are reclassified as residential construction loans once construction of the residential home commences. These loans are further categorized as (i) pre-sold commercial, which is a loan to a commercial entity with a pre-identified buyer for the finished home, (ii) owner-occupied consumer, which is a loan to an individual who intends to occupy the finished home and (iii) non owner-occupied commercial, which is a loan to a commercial entity intending to lease or sell the finished home. At June 30, 2008, these loans ranged from approximately $2,500 to $4.2 million, with an average balance of approximately of $570,000.

        Commercial land loans are made to commercial entities for the purpose of financing land upon which to build a commercial project. These loans are for projects that typically involve small and medium sized single and multi-use commercial buildings. At June 30, 2008, these loans ranged from approximately $30,000 to $3.9 million, with an average balance of approximately of $560,000.

        Commercial construction loans are made to the borrower for the purpose of financing the construction of a commercial development. These loans are further categorized depending on whether the borrower intends to occupy the finished development (owner-occupied) or whether the borrower intends to lease or sell the finished development (non owner-occupied). At June 30, 2008, these loans ranged from approximately $85,000 to $3.6 million, with an average balance of approximately of $1.1 million.

         Commercial and Industrial Loans.    At June 30, 2008, these loans amounted to $27.6 million, or 6.4% of our total loan portfolio. At June 30, 2008, outstanding balances on these loans ranged up to approximately $2.3 million, with an average loan balance of approximately $90,000.We make loans for commercial purposes in various lines of businesses, including the manufacturing industry, service industry and professional service areas. These loans are generally considered to have greater risk than first or second mortgages on real estate because these loans may be unsecured or, if they are secured, the value of the collateral may be difficult to assess and more likely to decrease than real estate.

        We are eligible to offer small business loans utilizing government enhancements such as the Small Business Administration's ("SBA") 7(a) program and SBA's 504 programs. These loans typically are partially guaranteed by the government, which helps to reduce their risk. Government guarantees of SBA loans do not exceed, and are generally less than, 80% of the loan. As of June 30, 2008, we had not originated any small business loans utilizing government enhancements.

         Consumer Loans.    At June 30, 2008, consumer loans amounted to $4.6 million, or 1.1% of our loan portfolio. At June 30, 2008, the outstanding balance on our individual consumer loans ranged up to approximately $520,000, with an average loan balance of approximately $30,000. We make a variety of loans to individuals for personal and household purposes, including secured and unsecured installment loans and revolving lines of credit. Consumer loans are underwritten based on the borrower's income, current debt level, past credit history and the availability and value of collateral. Consumer rates are both fixed and variable, with negotiable terms. Our installment loans typically amortize over periods up to 60 months. Although we typically require monthly payments of interest and a portion of the principal on our loan products, we will offer consumer loans with a single maturity date when a specific source of repayment is available. Consumer loans are generally considered to have greater risk than first or second mortgages on real estate because they may be unsecured, or, if they are secured, the value of the collateral may be difficult to assess and more likely to decrease in value than real estate.

         Loan Portfolio Composition.    We believe that the composition of our loan portfolio reduces our loss exposure. We provide loans for various uses, including commercial and residential real estate, business purposes, personal use, home improvement, automobiles, as well as letters of credit and home equity lines of credit. We strive to maintain a diversified loan portfolio and limit the amount of our loans to any single customer. At June 30, 2008, we had approximately 1,570 loans, with an average loan balance of approximately $275,000. As of June 30, 2008, our 10 largest customer loan relationships represented approximately $53.3 million, or 12.3% of our loan portfolio. Further, we believe that operating in three separate and distinct market areas along the South Carolina coast provides long-term loan portfolio diversification. At June 30, 2008, our loan portfolio was positioned within our major markets as follows: Charleston—74%; Myrtle Beach—18%; Hilton Head—8%. We believe that the diversity of economic activity in our primary markets tends to mitigate economic volatility, which, together with the variety of purposes for which we make loans, reduces our risks of loss.

         Underwriting.    When we opened our bank, we introduced a strong credit culture based on traditional credit measures and our veteran bankers' intimate knowledge of our markets. We have a disciplined approach to underwriting and focus on multiple sources of repayment, including personal guarantees. Our underwriting standards vary for each type of loan. While we generally underwrite the loans in our portfolio in accordance with our own internal underwriting guidelines and regulatory supervisory guidelines, in certain circumstances we have made loans which exceed either our internal underwriting guidelines, supervisory guidelines, or both. We are permitted to hold loans that exceed supervisory guidelines up to 100% of bank capital, or $58.6 million at June 30, 2008. As such, $56.4 million, or 13.2%, of our loans had loan-to-value ratios that exceeded regulatory supervisory guidelines, of which 30 loans totaling approximately $8.2 million had loan-to-value ratios of 100% or more. In addition, supervisory limits on commercial loan-to-value exceptions are set at 30% of capital. At June 30, 2008, $34.7 million of our commercial loans, or 59.3% of the bank's capital, exceeded the supervisory loan-to-value ratio.

         Loan Approval.    Certain credit risks are inherent in making loans. These include prepayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual borrowers. We attempt to mitigate repayment risks by adhering to internal credit policies and procedures. These policies and procedures include officer and customer lending limits, a multi-layered approval process for larger loans, documentation examination and follow-up procedures for any exceptions to credit policies. Our loan approval policies provide for various levels of officer lending authority. When the amount of aggregate loans to a single borrower exceeds an individual officer's lending authority, the loan request will be reviewed by an officer with a higher lending authority. Between the Chief Executive Officer, Principal Banking Officer and Chief Credit Officer, any two may combine their authority to approve credits up to $1.5 million. If the loans exceed $1.5 million, then a loan committee comprised of Mr. Coffee and five outside directors may approve the loans up to 10% of the bank's capital and surplus. All loans in excess of this lending limit will be submitted for approval to the entire board of directors of the bank. We do not make any loans to any director, executive officer, or principal shareholder, and the related interests of each, of the bank unless the loan is approved by the disinterested members of the board of directors of the bank and is on terms not more favorable to such person than would be available to a similarly situated person not affiliated with the bank.

         Credit Administration and Loan Review.    We maintain a continuous loan review process. We apply a credit grading system to each loan, and utilize an independent consultant on a semi-annual basis to review the loan underwriting on a test basis to confirm the grading of each loan. Each loan officer is responsible for each loan he or she makes, regardless of whether other individuals or committees joined in the approval. This responsibility continues until the loan is repaid or until the loan is officially assigned to another officer. We also maintain a separate construction loan management department that operates independently from our lenders and is responsible for authorizing draws and the continuing oversight during the construction process.

         Lending Limits.    Our lending activities are subject to a variety of lending limits imposed by federal law. In general, the bank is subject to a legal limit on loans to a single borrower equal to 15% of the bank's capital and unimpaired surplus. This limit will increase or decrease as the bank's capital increases or decreases. Based upon the capitalization of the bank at June 30, 2008, our legal lending limit was approximately $8.8 million. Even though our legal lending limit amounts to $8.8 million, we maintain an internal lending limit of $5.2 million, at June 30, 2008. We have been able to sell participations in our larger loans to other financial institutions, which has allowed us to manage the risk involved in these loans and to meet the lending needs of our customers requiring extensions of credit in excess of these limits, however, in the current economic environment, it has been difficult to sell participations to other financial institutions.

Deposit Products

        We offer a full range of deposit services that are typically available in most banks and savings institutions, including checking accounts, commercial accounts, savings accounts and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. Transaction accounts and time deposits are tailored to and offered at rates competitive to those offered in our primary market areas. In addition, we offer certain retirement account services, such as IRAs. We solicit accounts from individuals, businesses, associations, organizations and governmental authorities. We believe that our branch infrastructure will assist us in obtaining retail deposits from local customers in the future. Our retail deposits have increased to $242.9 million at June 30, 2008 from $50.3 million at December 31, 2004. Our retail deposits at June 30, 2008 were 49.9% of our total deposits compared to 41.6% of our total deposits at December 31, 2007.

        The following table shows our deposit mix at June 30, 2008 and December 31, 2007:

	At June 30, 2008		At December 31, 2007		Year-to-Date Growth
							Average Rate at June 30, 2008
Retail Deposits	Amount	Percentage of Total	Amount	Percentage of Total	Amount	Percentage
	($ in thousands)
Noninterest bearing demand deposits	$12,650	2.6%	$10,191	2.6%	$2,459	24.1%	—
Interest bearing demand deposits	25,567	5.3%	8,460	2.2%	17,107	202.2%	2.1%
Savings and money market accounts	67,471	13.9%	94,661	24.4%	(27,189)	(28.7)%	3.1%
Time deposits less than $100,000	67,121	13.8%	19,364	5.0%	47,757	246.6%	4.1%
Time deposits greater than $100,000	70,132	14.4%	28,735	7.4%	41,398	144.1%	4.3%

Total Retail Deposits	242,941	49.9%	161,411	41.6%	81,531	50.5%	3.3%

Wholesale Deposits
Savings and money market accounts	84,964	17.5%	105,173	27.1%	(20,209)	(19.2)%	3.3%
Time deposits less than $100,000	157,521	32.4%	120,444	31.0%	37,076	30.8%	4.5%
Time deposits greater than $100,000	1,441	0.3%	1,141	0.3%	300	26.3%	5.3%

Total Wholesale Deposits	243,926	50.1%	226,759	58.4%	17,167	7.6%	4.0%

Total Deposits	$486,867	100.0%	$388,169	100.0%	$98,698	25.4%	3.7%

Other Banking Services

        We also offer other bank services including safe deposit boxes, traveler's checks, direct deposit, United States Savings Bonds and banking by mail. We are associated with the Cirrus, Master-Money, Pulse and Subswitch ATM networks, which are available to our customers throughout the country. We believe that by being associated with a shared network of ATMs, we are better able to serve our customers and are able to attract customers who are accustomed to the convenience of using ATMs, although we do not believe that maintaining this association is critical to our success. In addition, we offer courier deposit service for commercial customers and extended banking hours, from 8:00 a.m. to 5:30 p.m. daily. We also offer internet banking services, bill payment services and cash management services, along with remote deposit capture and ACH origination. We currently exercise trust powers as trustee for the Tidelands Bancshares, Inc. Employee Stock Ownership Plan, but do not expect to exercise retail trust powers during our next few years of operation.

Competition

        The banking business is highly competitive, and we experience competition in our market from many other financial institutions. Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans, other credit and service charges relating to loans, the quality and scope of the services rendered, the convenience of banking facilities, and, in the case of loans to commercial borrowers, relative lending limits. We compete with commercial banks, credit unions, savings institutions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as other super-regional, national and international financial institutions that operate offices in the Charleston area and elsewhere.

        As of June 30, 2007, there were 31 financial institutions other than us in the Charleston market area, 28 in the Myrtle Beach market area and 25 in the Hilton Head market area. We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions with substantially greater resources and lending limits, such as BB&T, Bank of America, Wachovia and Carolina First Bank. These institutions offer some services, such as extensive and established branch networks and trust services, which we do not provide. In addition, many of our non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks.

Employees

        As of June 30, 2008, we had 96 full-time employees and 2 part-time employees.

Properties

        The following table sets forth the location of our main banking office, banking offices and operations center, as well as certain information relating to these facilities.

Type of Office	Location	Year Opened	Total Retail Deposits as of June 30, 2008	Leased or Owned
Main Office	875 Lowcountry Boulevard in Mount Pleasant, South Carolina	2004	$99,381,000	Leased
Summerville Branch Office	1510 Trolley Road in Summerville, South Carolina	2007	$36,380,000	Owned
Myrtle Beach Branch Office	1312 Professional Drive in Myrtle Beach, South Carolina	2007	$51,392,000	Leased
Park West Branch Office—Mount Pleasant	1100 Park West Blvd. in Mount Pleasant, South Carolina	2007	$8,053,000	Owned
West Ashley Branch Office—Charleston	946 Orleans Road in Charleston, South Carolina	2007	$32,079,000	Leased
Bluffton Branch Office	52 Burnt Church Road in Bluffton, South Carolina	2007	$15,461,000	Leased
Murrells Inlet Branch Office	11915 Plaza Drive in Murrells Inlet, South Carolina	2008	$195,000	Leased
Operations Center	840 Lowcountry Boulevard in Mount Pleasant, South Carolina	2007	N/A	Owned

Legal Proceedings

        In the ordinary course of operations, we may be a party to various legal proceedings from time to time. We are not a party to any pending, nor to our knowledge any threatened, legal proceeding against us, which, if determined adversely, would have a material effect on our business, results of operations, or financial condition.

 MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion reviews our results of operations and assesses our financial condition. You should read the following discussion and analysis in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus or incorporated by reference. Our discussion and analysis for the three and six months ended June 30, 2008 and 2007 is based on our unaudited financial statements for such periods.

Overview

        We were incorporated in March 2002 to organize and serve as the holding company for Tidelands Bank. Since we opened our bank in October 2003, we have grown total assets to $601.7 million, net loans to $428.2 million, deposits to $486.9 million, and shareholders' equity to $39.6 million.

        The following table sets forth selected measures of our financial performance for the periods indicated.

	Six Months Ended June 30,		Years Ended December 31,
	2008	2007	2007	2006	2005
	(dollars in thousands)
Net income	$(465)	$128	$413	$1,489	$40
Total assets	601,721	427,560	512,270	336,572	206,414
Total net loans	428,223	337,130	387,192	269,743	177,415
Total deposits	486,868	350,307	388,169	259,133	174,648
Shareholders' equity	39,559	41,553	40,995	41,820	23,095

        Like most community banks, we derive the majority of our income from interest received on our loans and investments. Our primary source of funds for making these loans and investments is our deposits, on which we pay interest, and advances from the Federal Home Loan Bank of Atlanta (FHLB). Consequently, one of the key measures of our success is net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits and advances from the FHLB. Another key measure is the spread between the yield we earn on these interest-earning assets and the rate we pay on our interest-bearing liabilities, which is called our net interest spread.

        We have included a number of tables to assist in our description of these measures. For example, the "Average Balances, Income and Expenses, and Rates" tables show for the periods indicated the average balance for each category of our assets and liabilities, as well as the average yield we earned or the average rate we paid with respect to each category. A review of these tables show that our loans typically provide higher interest yields than our other types of interest-earning assets, which is why we have invested a substantial percentage of our earning assets into our loan portfolio. Similarly, the "Rate/Volume Analysis" tables help demonstrate the impact of changing interest rates and changing volume of assets and liabilities during the periods shown. We also track the sensitivity of our various categories of assets and liabilities to changes in interest rates, and we have included "Interest Sensitivity Analysis" tables to help explain this. Finally, we have included a number of tables that provide detail about our investment securities, our loans, our deposits and other borrowings.

        There are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. We maintain this allowance by charging a provision for loan losses against our operating earnings for each period. In the "—Loans" and "—Allowance for Loan Losses" sections, we have included a detailed discussion of this process, as well as several tables describing our allowance for loan losses.

        In addition to earning interest on our loans and investments, we earn income through fees and other charges to our customers. We describe the various components of this noninterest income, as well as our noninterest expense, in the "—Noninterest Income" and "—Noninterest Expense" sections.

        The following discussion and analysis also identifies significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements. We encourage you to read this discussion and analysis in conjunction with our financial statements and the other statistical information included in this prospectus or incorporated by reference.

Critical Accounting Policies

        We have adopted various accounting policies that govern the application of accounting principles generally accepted in the United States and with general practices within the banking industry in the preparation of our financial statements. Our significant accounting policies are described in the footnotes to our audited consolidated financial statements as of December 31, 2007 and unaudited financial statements as of June 30, 2008 included elsewhere in this prospectus, or incorporated by reference.

        Certain accounting policies involve significant judgments and assumptions by us that have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgment and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Because of the nature of the judgment and assumptions we make, actual results could differ from these judgments and estimates that could have a material impact on the carrying values of our assets and liabilities and our results of operations.

        We believe the allowance for loan losses is the critical accounting policy that requires the most significant judgment and estimates used in preparation of our consolidated financial statements. Some of the more critical judgments supporting the amount of our allowance for loan losses include judgments about the credit worthiness of borrowers, the estimated value of the underlying collateral, the assumptions about cash flow, determination of loss factors for estimating credit losses, the impact of current events and conditions and other factors impacting the level of probable inherent losses. Under different conditions or using different assumptions, the actual amount of credit losses incurred by us may be different from management's estimates provided in our consolidated financial statements. Refer to the portion of this discussion that addresses our allowance for loan losses for a more complete discussion of our processes and methodology for determining our allowance for loan losses.

Results of Operations

Income Statement Review

Overview

  Six months ended June 30, 2008 and 2007

        Our net loss was approximately $465,000 for the six months ended June 30, 2008 compared to net income of $128,000 for the same period in 2007. Net loss before income tax benefit was $815,000 for the six months ended June 30, 2008 compared to net income before income tax expense of $207,000 for the six months ended June 30, 2007. The $1.0 million decrease in net income before income tax effect resulted from a $2.2 million increase in noninterest expense primarily due to increases in salaries and employee benefits and in occupancy expense offset by increases of $932,000 in net interest income before provision for loan losses and $45,000 in other income. We recorded provisions for loan losses of $777,000 and $1.0 million for the six months ended June 30, 2008 and 2007, respectively.

  Three months ended June 30, 2008 and 2007

        Our net loss was approximately $231,000 and $48,000 for the three months ended June 30, 2008 and 2007, respectively. Net loss before income tax benefit was $427,000 and $76,000 for the three months ended June 30, 2008 and 2007, respectively. The $351,000 net decrease in income before income tax effect resulted from a $1.1 million increase in noninterest expense primarily due to increases in salaries and employee benefits and in occupancy expense offset by increases of $483,000 in net interest income before provision for loan losses and $45,000 in other income. Additionally, we recorded provisions for loan losses of $314,000 and $510,000 for the three months ended June 30, 2008 and 2007, respectively.

Net Interest Income

        Our level of net interest income is determined by the level of earning assets and the management of our net interest margin. The growth in our loan portfolio is the primary driver of the increase in net interest income. During the six months ended June 30, 2008, our loan portfolio increased $41.6 million from the year end balance. We anticipate the growth in loans will continue to drive the growth in assets and the growth in net interest income. However, we do not expect to sustain the same growth rate in our loan portfolio we have experienced in the past.

        Our decision to grow the loan portfolio at its historical pace has created the need for a higher level of capital and the need to increase deposits and borrowings. This loan growth strategy also resulted in a significant portion of our assets being in higher earning loans rather than in lower yielding investments. At June 30, 2008, loans represented 72.0% of total assets, while securities and federal funds sold represented 21.7% of total assets. While we plan to continue our focus on increasing our loan portfolio, we also anticipate proportionately increasing the size of the investment portfolio.

        The current interest rate environment, which is relatively low by historical measures, has allowed us to obtain short-term borrowings and wholesale certificates of deposit at rates that were typically lower than certificate of deposit rates being offered in our local market. This funding strategy allowed us to continue to operate in a branch expansion environment, which in turn allowed us to focus on growing our loan portfolio. At June 30, 2008, retail deposits represented $242.9 million, or 43.5% of total funding, which includes total deposits plus securities sold under agreements to repurchase plus other borrowings. Borrowings represented $72.4 million, or 12.9% of total funding and wholesale deposits represented $243.9 million, or 43.6% of total funding.

        We plan to continue to offer aggressive rates on investment checking and money market accounts. Our goal is to maintain a higher percentage of assets being funded by retail deposits and to increase the percentage of low-cost transaction accounts to total deposits. No assurance can be given that these objectives will be achieved. Although we anticipate that our new full service banking offices will assist us in meeting these objectives, we also believe that the current deposit strategies and the opening of new offices had a dampening effect on earnings. However, we believe that over time these two strategies will provide us with additional customers in our new markets and will provide a lower alternative cost of funding.

        In addition to the growth in both assets and liabilities, and the timing of repricing of our assets and liabilities, net interest income is also affected by the ratio of interest-earning assets to interest-bearing liabilities and the changes in interest rates earned on our assets and interest rates paid on our liabilities. Our net interest income for the six months ended June 30, 2008 increased primarily because we had more interest-earning assets than interest-bearing liabilities. For the six months ended June 30, 2008 and 2007, average interest-earning assets exceeded average interest-bearing liabilities by $20.2 million and $30.2 million, respectively.

        The impact of the Federal Reserve's interest rate cuts since August 2007 resulted in a decrease in both the yields on our variable rate assets and the rates that we pay for our short-term deposits and borrowings. The net interest spread and net interest margin decreased during the six months ended June 30, 2008 when compared to the same period in 2007, as a result of the bank having less interest-bearing liabilities than interest-earning assets that repriced as market rates decreased over the period. Our net interest margins for the six months ended June 30, 2008 and 2007 were 2.65% and 3.24%, respectively.

Six Months Ended June 30, 2008 and 2007

        The following table sets forth information related to our average balance sheet, average yields on assets and average costs of liabilities. We derived these yields by dividing income or expense by the average balance of the corresponding assets or liabilities. We derived average balances from the daily balances throughout the periods indicated. During the six months ended June 30, 2008 and 2007, we had no securities purchased with agreements to resell. All investments were owned at an original maturity of over one year.

Average Balances, Income and Expenses, and Rates

	For the Six Months Ended June 30, 2008			For the Six Months Ended June 30, 2007
	Average Balance	Income/ Expense	Yield/ Rate(1)	Average Balance	Income/ Expense	Yield/ Rate(1)
	(dollars in thousands)
Earning assets:
Interest bearing balances	$102	$2	3.78%	$151	$4	5.54%
Federal funds sold	16,904	188	2.24%	16,610	432	5.25%
Taxable investment securities	86,369	2,482	5.78%	33,748	968	5.78%
Non-taxable investment securities	7,614	149	3.95%	8,015	159	4.00%
Loans receivable(2)	412,886	13,784	6.71%	312,293	12,984	8.38%

Total earning assets	523,875	16,605	6.38%	370,817	14,547	7.91%

Nonearning assets:
Cash and due from banks	3,610			765
Mortgages held for sale	749			1,856
Premises and equipment, net	18,675			12,642
Other assets	16,860			11,889
Allowance for loan losses	(4,530)			(3,922)

Total nonearning assets	35,364			23,230

Total assets	$559,239			$394,047

Interest-bearing liabilities:
Interest bearing transaction accounts	$12,558	132	2.12%	$5,617	110	3.94%
Savings and money market	185,222	2,945	3.20%	165,117	4,074	4.98%
Time deposits less than $100,000	190,229	4,177	4.42%	126,405	3,160	5.04%
Time deposits greater than $100,000	43,694	952	4.38%	6,310	186	5.94%
Junior subordinated debentures	8,520	234	5.53%	8,248	281	6.87%
Advances from FHLB	25,593	535	4.21%	18,022	478	5.35%
Securities sold under repurchase agreement	34,772	662	3.83%	10,000	270	5.44%
Federal funds purchased	240	6	5.13%	918	25	5.61%
ESOP borrowings	2,836	67	4.72%	—	—	—%
Other borrowings	6	—	—%	—	—	—%

Total interest-bearing liabilities	503,670	9,710	3.88%	340,637	8,584	5.08%

Noninterest-bearing liabilities:
Demand deposits	12,303			10,079
Other liabilities	2,660			1,408
Shareholders' equity	40,606			41,923

Total liabilities and shareholders' equity	$559,239			$394,047

Net interest income		$6,895			$5,963

Net interest spread			2.50%			2.83%

Net interest margin			2.65%			3.24%

(1)
Annualized for the six month period.

(2)
Includes nonaccruing loans.

        The net interest spread and net interest margin decreased during the six months ended June 30, 2008 primarily as a result of the bank having more interest-bearing assets than interest-earning liabilities that repriced as market rates began to decrease over the period.

        Interest income for the six months ended June 30, 2008 was $16.6 million, consisting of $13.8 million on loans, $2.6 million on investments, and $190,000 on federal funds sold and interest bearing balances. Interest income for the six months ended June 30, 2007 was $14.5 million, consisting of $13.0 million on loans, $1.1 million on investments, and $436,000 on federal funds sold and interest bearing balances. Interest and fees on loans represented 83.0% and 89.3% of total interest income for the six months ended June 30, 2008 and 2007, respectively. Income from investments, federal funds sold and interest bearing balances represented 17.0% and 10.7% of total interest income for the six months ended June 30, 2008 and 2007, respectively. The high percentage of interest income from loans related to our strategy to maintain a significant portion of our assets in higher earning loans compared to lower yielding investments. Average loans represented 78.8% and 84.2% of average interest-earning assets for the six months ended June 30, 2008 and 2007, respectively.

        Interest expense for the six months ended June 30, 2008 was $9.7 million, consisting of $8.2 million related to deposits, $662,000 related to securities sold under a repurchase agreement, $234,000 related to junior subordinated debentures, $535,000 related to advances from the Federal Home Loan Bank ("FHLB") and $73,000 related to other borrowings and federal funds purchased. Interest expense for the six months ended June 30, 2007 was $8.6 million, consisting of $7.5 million related to deposits, $270,000 related to securities sold under a repurchase agreement, $281,000 related to junior subordinated debentures, $478,000 related to advances from the FHLB and $25,000 related to federal funds purchased. Interest expense on deposits for the six months ended June 30, 2008 and 2007 represented 84.5% and 87.7% of total interest expense, respectively, while interest expense on borrowings represented 15.5% and 12.3%, respectively, of total interest expense. During the six months ended June 30, 2008, average interest-bearing liabilities were higher by $163.0 million than for the same period in 2007.

        Net interest income, the largest component of our income, was $6.9 million and $6.0 million for the six months ended June 30, 2008 and June 30, 2007, respectively. The $932,000 million increase in net interest income for the six months ended June 30, 2008 compared to the same period in 2007 resulted from a $2.1 million increase in interest income offset by a $1.1 million increase in interest expense. The significant increase in 2008 resulted from the net effect of higher levels of both average earning assets and interest-bearing liabilities.

        Our net interest spread was 2.50% for the six months ended June 30, 2008, compared to 2.83% for the six months ended June 30, 2007. The net interest spread is the difference between the yield we earn on our interest-earning assets and the rate we pay on our interest-bearing liabilities. The net interest margin is calculated as net interest income divided by average interest-earning assets. Our net interest margin for the six months ended June 30, 2008 was 2.65%, compared to 3.24% for the six months ended June 30, 2007. For the six months ended June 30, 2008, interest-earning assets averaged $523.9 million compared to $370.8 million in the same period of 2007. During the same periods, average interest-bearing liabilities were $503.7 million and $340.6 million, respectively.

Three Months Ended June 30, 2008 and 2007

        The following table sets forth information related to our average balance sheet, average yields on assets and average costs of liabilities. We derived these yields by dividing income or expense by the average balance of the corresponding assets or liabilities. We derived average balances from the daily balances throughout the periods indicated. During the three months ended June 30, 2008 and 2007, we had no securities purchased with agreements to resell. All investments were owned at an original maturity of over one year.

Average Balances, Income and Expenses, and Rates

	For the Three Months Ended June 30, 2008			For the Three Months Ended June 30, 2007
	Average Balance	Income/ Expense	Yield/ Rate(1)	Average Balance	Income/ Expense	Yield/ Rate(1)
	(dollars in thousands)
Earning assets:
Interest bearing balances	$75	$1	3.10%	$213	$3	5.54%
Federal funds sold	25,964	125	1.94%	20,921	281	5.38%
Taxable investment securities	92,382	1,315	5.72%	34,617	499	5.78%
Non-taxable investment securities	7,212	70	3.94%	10,285	103	4.00%
Loans receivable(2)	422,001	6,678	6.36%	330,685	6,823	8.28%

Total earning assets	547,634	8,189	6.02%	396,721	7,709	7.79%

Nonearning assets:
Cash and due from banks	3,713			2,014
Mortgages held for sale	762			1,985
Premises and equipment, net	19,188			14,656
Other assets	18,233			11,909
Allowance for loan losses	(4,633)			(4,128)

Total nonearning assets	37,263			26,436

Total assets	$584,897			$423,157

Interest-bearing liabilities:
Interest bearing transaction accounts	$16,354	93	2.30%	$5,688	56	3.94%
Savings and money market	176,560	1,151	2.62%	187,734	2,328	4.97%
Time deposits less than $100,000	214,415	2,189	4.11%	135,291	1,689	5.01%
Time deposits greater than $100,000	54,257	546	4.05%	6,212	90	5.79%
Junior subordinated debentures	8,792	105	4.79%	8,248	142	6.90%
Advances from FHLB	25,000	261	4.19%	16,066	214	5.34%
Securities sold under repurchase agreement	30,000	272	3.64%	10,000	130	5.22%
ESOP borrowings	2,824	29	4.15%	—	—	—%
Other borrowings	12	—	—%	—	—	—%

Total interest-bearing liabilities	528,214	4,646	3.54%	369,239	4,649	5.05%

Noninterest-bearing liabilities:
Demand deposits	13,334			10,489
Other liabilities	2,800			1,407
Shareholders' equity	40,549			42,022

Total liabilities and shareholders' equity	$584,897			$423,157

Net interest income		$3,543			$3,060

Net interest spread			2.48%			2.74%

Net interest margin			2.60%			3.09%

(1)
Annualized for the three month period.

(2)
Includes nonaccruing loans.

        During the three months ended June 30, 2008, the net interest spread and net interest margin declined in comparison to the previous period in 2007.

        Interest income for the three months ended June 30, 2008 was $8.2 million, consisting of $6.7 million on loans, $1.4 million on investments, and $126,000 on federal funds sold and interest bearing balances. Interest income for the three months ended June 30, 2007 was $7.7 million, consisting of $6.8 million on loans, $602,000 on investments, and $284,000 on federal funds sold and interest bearing balances. Interest and fees on loans represented 81.5% and 88.5% of total interest income for the three months ended June 30, 2008 and 2007, respectively. Income from investments, federal funds sold and interest bearing balances represented 18.5% and 11.5% of total interest income for the three months ended June 30, 2008 and 2007, respectively. The high percentage of interest income from loans related to our strategy to maintain a significant portion of our assets in higher earning loans compared to lower yielding investments. Average loans represented 77.1% and 83.4% of average interest-earning assets for the three months ended June 30, 2008 and 2007, respectively.

        Interest expense for the three months ended June 30, 2008 was $4.6 million, consisting of $4.0 million related to deposits, $272,000 related to securities sold under repurchase agreements, $105,000 related to junior subordinated debentures, $261,000 related to FHLB advances, and $29,000 related to ESOP borrowings. Interest expense for the three months ended June 30, 2007 was $4.6 million, consisting of $4.2 million related to deposits, $130,000 related to securities sold under a repurchase agreement, $142,000 related to junior subordinated debentures, and $214,000 related to advances from the FHLB. Interest expense on deposits for the three months ended June 30, 2008 and 2007 represented 85.6% and 89.5%, respectively, of total interest expense, while interest expense on other liabilities represented 14.4% and 10.5%, respectively, of total interest expense. During the three months ended June 30, 2008, average interest-bearing liabilities were higher by $159.0 million.

        Net interest income, the largest component of our income, was $3.5 million and $3.1 million for the three months ended June 30, 2008 and 2007, respectively. The increase in 2008 resulted from the net effect of higher levels of both average earning assets and interest-bearing liabilities.

        The approximately $483,000 increase in net interest income for the three months ended June 30, 2008 compared to the same period in 2007 resulted from a $480,000 increase in interest income offset by a $3,000 decrease in interest expense. The increases in net interest income were derived by higher average earning assets and interest-bearing liabilities.

        Our net interest spread was 2.48% for the three months ended June 30, 2008 compared to 2.74% for the three months ended June 30, 2007. Our net interest margin for the three months ended June 30, 2008 was 2.60%, compared to 3.09% for the three months ended June 30, 2007. During the second quarter of 2008, interest-earning assets averaged $547.6 million compared to $396.7 million in the same quarter of 2007. During the same periods, average interest-bearing liabilities were $528.2 million and $369.2 million, respectively.

Rate/Volume Analysis

        Net interest income can be analyzed in terms of the impact of changing interest rates and changing volume. The following table sets forth the effect which the varying levels of interest-earning assets and interest-bearing liabilities and the applicable rates have had on changes in net interest income for the periods presented.

	Six Months Ended June 30, 2008 vs. June 30, 2007				Six Months Ended June 30, 2007 vs. June 30, 2006
	Increase (Decrease) Due to				Increase (Decrease) Due to
	Volume	Rate	Rate/ Volume	Total	Volume	Rate	Rate/ Volume	Total
	(in thousands)
Interest income
Loans	$4,182	$(2,558)	$(824)	$800	$3,875	$210	$92	$4,177
Taxable investment securities	1,509	2	3	1,514	450	57	65	572
Non-taxable investment securities	(8)	(2)	—	(10)	—	—	159	159
Federal funds sold	8	(248)	(4)	(244)	293	11	35	339
Interest bearing balances	(1)	(1)	—	(2)	—	1	2	3

Total interest income	5,690	(2,807)	(825)	2,058	4,618	279	353	5,250

Interest expense
Deposits	3,182	(1,761)	(745)	676	2,329	598	326	3,253
Junior subordinated debentures	9	(54)	(2)	(47)	74	17	6	97
Advances from FHLB	201	(101)	(43)	57	454	—	18	472
Securities sold under repurchase agreements	669	(80)	(197)	392	89	10	6	105
Federal funds purchased	(19)	(2)	2	(19)	2	2	1	5
ESOP borrowings	—	—	67	67	—	—	38	38
Other borrowings	—	—	—	—	(53)	(53)	15	(91)

Total interest expense	4,042	(1,998)	(918)	1,126	2,895	574	410	3,879

Net interest income	$1,648	$(809)	$93	$932	$1,723	$(295)	$(57)	$1,371

	Three Months Ended June 30, 2008 vs. June 30, 2007				Three Months Ended June 30, 2007 vs. June 30, 2006
	Increase (Decrease) Due to				Increase (Decrease) Due to
	Volume	Rate	Rate/ Volume	Total	Volume	Rate	Rate/ Volume	Total
	(in thousands)
Interest income
Loans	$1,884	$(1,590)	$(439)	$(145)	$2,012	$(8)	$(4)	$2,000
Taxable investment securities	833	(7)	(11)	815	195	29	22	246
Non-taxable investment securities	(31)	(2)	1	(32)	—	—	103	103
Federal funds sold	68	(180)	(44)	(156)	201	6	29	236
Interest bearing balances	(2)	(1)	1	(2)	—	1	1	2

Total interest income	2,752	(1,780)	(492)	480	2,408	28	151	2,587

Interest expense
Deposits	1,574	(1,275)	(482)	(183)	1,385	227	129	1,741
Junior subordinated debentures	9	(44)	(3)	(38)	—	8	—	8
Advances from FHLB	119	(46)	(26)	47	200	—	8	208
Securities sold under repurchase agreements	261	(40)	(79)	142	47	(2)	(1)	44
Federal funds purchased	—	—	—	—	(17)	—	—	(17)
ESOP borrowings	—	—	29	29	—	—	—	—
Other borrowings	—	—	—	—	(28)	—	—	(28)

Total interest expense	1,963	(1,405)	(561)	(3)	1,587	233	136	1,956

Net interest income	$789	$(375)	$69	$483	$821	$(205)	$15	$631

Provision for Loan Losses

        We have established an allowance for loan losses through a provision for loan losses charged as an expense on our statement of operations. We review our loan portfolio periodically to evaluate our outstanding loans and to measure both the performance of the portfolio and the adequacy of the allowance for loan losses. Please see the discussion below under "Balance Sheet Review—Allowance for Loan Losses" for a description of the factors we consider in determining the amount of the provision we expense each period to maintain this allowance.

  Six Months Ended June 30, 2008 and 2007

        Included in the statement of operations for the six months ended June 30, 2008 and 2007 is a noncash expense related to the provision for loan losses of $777,000 and $1.0 million, respectively. The provision was in response to the $41.6 million and the $68.2 million growth in loans for the six months ended June 30, 2008 and 2007, respectively. The allowance for loan losses was approximately $4.8 million and $4.2 million as of June 30, 2008 and 2007, respectively. The allowance for loan losses as a percentage of gross loans was 1.10% at June 30, 2008 and 1.25% at June 30, 2007. At June 30, 2008, we had eleven nonperforming loans totaling approximately $2.9 million. Net charge offs amounted to approximately $172,000 for the six months ended June 30, 2008.

  Three Months Ended June 30, 2008 and 2007

        Included in the statement of operations for the three months ended June 30, 2008 and 2007 is a noncash expense related to the provision for loan losses of $314,000 and $510,000, respectively. The provision was in response to the $18.2 million and $32.3 million growth in loans for the three months ended June 30, 2008 and 2007, respectively.

Noninterest Income

        The following table sets forth information related to our noninterest income during the six and three months ended June 30, 2008 and 2007:

	Six Months Ended June 30,		Three Months Ended June 30,
	2008	2007	2008	2007
	(in thousands)
Service fees on deposit accounts	$18	$17	$9	$10
Residential mortgage origination fees	255	382	127	172
Origination income on mortgage loans sold	25	61	12	29
Gain on sale of investment securities	32	3	—	—
Gain on sale of real estate	24	—	3	—
Other service fees and commissions	150	85	87	44
Bank owned life insurance	226	143	129	73
Other	15	9	10	4

Total noninterest income	$745	$700	$377	$332

  Six Months Ended June 30, 2008 and 2007

        Noninterest income for the six months ended June 30, 2008 was $745,000, an increase of $45,000, compared to noninterest income of $700,000 during the same period in 2007.

        Residential mortgage origination fees consist primarily of late charge fees and mortgage origination fees we receive on residential loans sold to a third party. Residential mortgage origination fees were $255,000 and $382,000 for the six months ended June 30, 2008 and 2007, respectively. The decrease of $127,000 in 2008 related primarily to a decline in volume in the mortgage department. Origination income on mortgage loans sold includes the interest income collected on mortgage payments prior to selling these loans to investors. We received $25,000 of origination income on mortgage loans sold for the six months ended June 30, 2008 compared to $61,000 for the same period in 2007. We anticipate that the level of mortgage origination fees will continue to decrease if the mortgage refinancing business declines due to deteriorating economic conditions. Further, changes in state law regarding the oversight of mortgage brokers and lenders could increase our costs of operations and affect our mortgage origination volume which could negatively impact our noninterest income in the future.

        Service fees on deposits consist primarily of service charges on our checking, money market and savings accounts. Deposit fees were $18,000 and $17,000 for the six months ended June 30, 2008 and 2007, respectively. The additional $1,000 of income resulted from the larger number of customer accounts. Similarly, other service fees commissions and the fee income received from customer non-sufficient funds ("NSF") transactions increased $65,000 to $150,000 for the six months ended June 30, 2008 when compared to the same period in 2007.

        An additional $83,000 in noninterest income was primarily attributable to the income received from bank owned life insurance for the six months ended June 30, 2008 when compared to the same period in 2007. Other income consists primarily of income received on fees received on debit and credit card transactions, income from sales of checks and the fees received on wire transfers. Other income was $15,000 and $9,000 for the six months ended June 30, 2008 and 2007, respectively.

  Three Months Ended June 30, 2008 and 2007

        Noninterest income for the three months ended June 30, 2008 was $377,000, compared to noninterest income of $332,000 during the same period in 2007.

        Residential mortgage origination fees were $127,000 and $172,000 for the three months ended June 30, 2008 and 2007, respectively. The decrease of $45,000 related primarily to a decrease in origination volume in the mortgage department. We received $12,000 of origination income on mortgage loans sold for the three months ended June 30, 2008 compared to $29,000 for the same period in 2007.

        Service fees on deposits were $9,000 and $10,000 for the three months ended June 30, 2008 and 2007, respectively. Other service fees, commissions and the fee income received from customer NSF transactions increased $43,000 to $87,000 for the three months ended June 30, 2008, when compared to the same period in 2007. The increase is attributed to the growing number of customers to whom we provide financial services.

        An additional $56,000 in noninterest income was primarily attributable to the income received from bank owned life insurance for the three months ended June 30, 2008 when compared to the same period in 2007. Other income consists primarily of income received on fees received on debit and credit card transactions, income from sales of checks and the fees received on wire transfers. Other income was $10,000 and $4,000 for the three months ended June 30, 2008 and 2007, respectively.

Noninterest Expense

        The following table sets forth information related to our noninterest expense for the six and three months ended June 30, 2008 and 2007:

	Six Months Ended June 30,		Three Months Ended June 30,
	2008	2007	2008	2007
	(in thousands)
Salaries and employee benefits	$4,404	$3,207	$2,289	$1,698
Occupancy	660	380	334	205
Furniture and equipment expense	334	175	177	93
Professional fees	529	482	300	232
Advertising and marketing	478	294	262	212
Insurance	250	176	121	126
Data processing and related costs	192	122	98	60
Telephone	72	73	37	38
Postage	12	13	6	8
Office supplies, stationery and printing	77	62	41	42
Other	670	447	368	244

Total noninterest expense	$7,678	$5,431	$4,033	$2,958

  Six Months Ended June 30, 2008 and 2007

        We incurred noninterest expense of $7.7 million for the six months ended June 30, 2008 compared to $5.4 million for the six months ended June 30, 2007. The $1.2 million increase in salaries and employee benefits and $280,000 increase in occupancy expense accounted for 65.7% of the $2.2 million increase in noninterest expense for the six months ended June 30, 2008 compared to the same period in 2007. A significant portion of the increase in occupancy expenses is related to the addition of new branches. The remaining $770,000 increase resulted primarily from increase of $47,000 in professional fees, $159,000 in furniture and equipment expense, $184,000 in marketing costs, $74,000 in insurance costs, $70,000 in data processing and related costs, and $236,000 in other expenses. These increases were primarily related to the expansion of our services and facilities.

        Salaries and employee benefits expense was $4.4 million and $3.2 million for the six months ended June 30, 2008 and 2007, respectively. These expenses represented 57.4% and 59.1% of our total noninterest expense for the six months ended June 30, 2008 and 2007, respectively. The $1.2 million increase in salaries and employees benefits expense in 2008 compared to 2007 resulted from increases of $705,000 in base compensation, $16,000 in stock based compensation, $420,000 in higher benefits costs and $56,000 in additional incentive compensation. The increase in salaries and employee benefits was due to additional personnel for our facilities to better service our customers.

        Data processing and related costs increased $70,000, or 57.3%, for the six months ended June 30, 2008 compared to the same period in 2007. These expenses were $192,000 and $122,000 for the six months ended June 30, 2008 and 2007, respectively. During the six months ended June 30, 2008, our data processing costs for our core processing system were $147,000 compared to $96,000 for the six months ended June 30, 2007.

  Three Months Ended June 30, 2008 and 2007

        We incurred noninterest expense of approximately $4.0 million for the three months ended June 30, 2008 compared to $3.0 million for the three months ended June 30, 2007. The $591,000 increase in salaries and employee benefits and $129,000 increase in occupancy expense accounted for

67.0% of the $1.1 million increase in noninterest expense for the three months ended June 30, 2008 compared to the same period in 2007. The remaining $355,000 increase resulted primarily from increase of $84,000 in furniture and equipment expense, $50,000 in marketing costs, $68,000 in professional fees, $38,000 in data processing and related costs, and $121,000 in other expenses, offset by a decrease in insurance costs of $5,000.

        Salaries and employee benefits expense was approximately $2.3 million and $1.7 million for the three months ended June 30, 2008 and 2007, respectively. These expenses represented 56.7% and 57.4% of our total noninterest expense for the three months ended June 30, 2008 and 2007, respectively. The $591,000 increase in salaries and employees benefits expense in 2008 compared to 2007 resulted from increases of $309,000 in base compensation, $220,000 in higher benefits costs and $62,000 in additional incentive compensation.

        Data processing and related costs increased approximately $38,000, or 63.8%, for the three months ended June 30, 2008 compared to the same period in 2007. These expenses were $98,000 and $60,000 for the three months ended June 30, 2008 and 2007, respectively. During the three months ended June 30, 2008, our data processing costs for our core processing system were $75,000 compared to $46,000 for the three months ended June 30, 2007.

Income Taxes

  Six Months Ended June 30, 2008 and 2007

        Income tax benefit was approximately $350,000 for the six months ended June 30, 2008 compared to income tax expense of $79,000 for the six months ended June 30, 2007. Income taxes are based on effective tax rates of 40.0% and 38.0% for the six months ended June 30, 2008 and 2007, respectively.

  Three Months Ended June 30, 2008 and 2007

        Income tax benefit was approximately $195,000 and $28,000 for the three months ended June 30, 2008 and 2007, respectively. Income taxes are based on effective tax rates of 40.0% and 37.0% for the three months ended June 30, 2008 and 2007, respectively.

Balance Sheet Review

General

        At June 30, 2008, we had total assets of $601.7 million, consisting principally of $428.2 million in net loans, $656,000 in mortgage loans held for sale, $120.6 million in investment securities, $7.6 million in federal funds sold, $19.6 million in net premises, furniture and equipment, and $3.0 million in cash and due from banks. Our liabilities at June 30, 2008 totaled $562.2 million, consisting principally of $486.9 million in deposits, $30.0 million in securities sold under agreements to repurchase, $14.4 million in junior subordinated debentures, $25.0 million in FHLB advances and $2.8 million in borrowings related to the ESOP. At June 30, 2008, our shareholders' equity was $39.6 million.

Federal Funds Sold

        At June 30, 2008, our $7.6 million in short-term investments in federal funds sold on an overnight basis comprised 1.3% of total assets compared to $1.9 million, or 0.4% of total assets, at December 31, 2007.

Investments

        At June 30, 2008, the $120.6 million in our available for sale investment securities portfolio represented approximately 20.1% of our total assets compared to $88.0 million, or 17.2% of total assets, at December 31, 2007. We held U.S. government agency securities, securities of government sponsored enterprises, municipal and mortgage-backed securities with a fair value of $120.6 million and an amortized cost of $121.4 million for a net unrealized gain of $768,000. We utilize the investment portfolio to provide additional income and to absorb liquidity on occasion. We anticipate maintaining an investment portfolio to provide both increased earnings and liquidity. As rates on investment securities rise and additional capital and deposits are obtained, we anticipate maintaining the relative size of the investment portfolio.

        Contractual maturities and yields on our investments at June 30, 2008 are shown in the following table. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	One year or less		After one year through five years		After five years through ten years		After ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)
Available for Sale:
U.S. government securities	$—	—%	$—	—%	$1,021	5.98%	$13,092	5.90%	$14,113	5.90%
Government-sponsored enterprises	—	—%	510	5.53%	16,023	5.49%	32,095	5.80%	48,628	5.69%
Mortgage-backed securities	—	—%	—	—%	—	—%	46,665	5.69%	46,665	5.69%
Municipals	—	—%	—	—%	399	4.06%	6,662	3.95%	7,061	3.95%
Preferred stocks	—	—%	—	—%	—	—%	4,181	7.68%	4,181	7.68%

Total	$—	—%	$510	5.53%	$17,443	5.48%	$102,695	5.71%	$120,648	5.68%

        At June 30, 2008, our investments included U.S. government agency bonds issued by the Federal Farm Credit Bank with an amortized cost of approximately $14.0 million. Government sponsored enterprises consist of securities issued by the FHLB, Federal Home Loan Mortgage Corporation and Federal National Mortgage Association with amortized costs of approximately $9.6 million, $13.4 million, and $25.7 million, respectively. Mortgage-backed securities consist of securities issued by the Federal National Mortgage Association, Federal Home Loan Mortgage Corporation and Government National Mortgage Association with amortized costs of approximately $23.5 million, $21.3 million and $2.1 million, respectively. Municipals consist of securities issued by various different municipalities with an amortized cost of $7.2 million. Preferred stock consists of securities issued by the Federal Home Loan Mortgage Corporation and Federal National Mortgage Association with amortized costs of approximately $1.6 million and $3.0 million, respectively.

        Other nonmarketable equity securities at June 30, 2008 consisted of FHLB stock with a cost of $2.0 million, and other investments of $151,640.

        The amortized costs and the fair value of our investments at June 30, 2008, December 31, 2007 are shown in the following table.

	June 30, 2008		December 31, 2007
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(in thousands)
Available for Sale:
U.S. government agencies	$14,032	$14,113	$14,034	$14,263
Government-sponsored enterprises	48,718	48,628	33,238	33,654
Mortgage-backed securities	46,880	46,665	23,979	24,247
Municipals	7,187	7,061	12,440	12,400
Preferred stocks	4,599	4,181	3,553	3,472

Total	$121,416	$120,648	$87,244	$88,036

Loans

        Since loans typically provide higher interest yields than other types of interest-earning assets, a substantial percentage of our earning assets are invested in our loan portfolio. Average loans at June 30, 2008 and December 31, 2007 were $412.9 million and $339.8 million, respectively. Gross loans outstanding at June 30, 2008 and December 31, 2007 were $433.0 million and $391.3 million, respectively.

        Loans secured by real estate mortgages are the principal component of our loan portfolio. Most of our real estate loans are secured by residential or commercial property. We do not generally originate traditional long term residential mortgages for the portfolio, but we do issue traditional second mortgage residential real estate loans and home equity lines of credit. We obtain a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to increase the likelihood of the ultimate repayment of the loan. Generally, we limit the loan-to-value ratio on loans we make to 85%. Due to the short time our portfolio has existed, the current mix may not be indicative of the ongoing portfolio mix. We attempt to maintain a relatively diversified loan portfolio to help reduce the risk inherent in concentration in certain types of collateral.

        The following table summarizes the composition of our loan portfolio at June 30, 2008 and December 31, 2007.

	June 30, 2008		December 31, 2007
	Amount	% of Total	Amount	% of Total
	(dollars in thousands)
Commercial
Commercial and industrial	$27,636	6.4%	$24,350	6.2%
Real Estate
Mortgage	223,254	51.6%	204,068	52.2%
Construction	177,473	41.0%	159,815	40.8%

Total real estate	400,727	92.6%	363,883	93.0%

Consumer
Consumer	4,897	1.1%	3,467	0.9%
Deferred origination fees, net	(273)	(0.1)%	(350)	(0.1)%

Total gross loans, net of deferred fees	432,987	100.0%	391,350	100.0%

Less—allowance for loan losses	(4,763)		(4,158)

Total loans, net	$428,224		$387,192

Maturities and Sensitivity of Loans to Changes in Interest Rates

        The information in the following tables is based on the contractual maturities of individual loans, including loans that may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon maturity. Actual repayments of loans may differ from the maturities reflected below because borrowers have the right to prepay obligations with or without prepayment penalties.

        The following table summarizes the loan maturity distribution by type and related interest rate characteristics at June 30, 2008:

	One year or less	After one but within five years	After five years	Total
	(in thousands)
Commercial and industrial	$14,140	$11,568	$1,928	$27,636
Real estate	143,902	194,048	62,777	400,727
Consumer	1,507	2,747	643	4,897
Deferred origination fees, net	(64)	(195)	(14)	(273)

Total gross loans, net of deferred fees	$159,485	$208,168	$65,334	$432,987

Gross loans maturing after one year with:
Fixed interest rates				$148,242
Floating interest rates				125,469

Total				$273,711

Provision and Allowance for Loan Losses

        We have established an allowance for loan losses through a provision for loan losses charged as an expense on our statement of operations. The allowance for loan losses represents an amount which we believe will be adequate to absorb probable losses on existing loans that may become uncollectible. Our judgment as to the adequacy of the allowance for loan losses is based on a number of assumptions about future events, which we believe to be reasonable, but which may or may not prove to be accurate. Our determination of the allowance for loan losses is based on evaluations of the collectibility of loans, including consideration of factors such as the balance of impaired loans, the quality, mix and size of our overall loan portfolio, economic conditions that may affect the borrower's ability to repay, the amount and quality of collateral securing the loans, our historical loan loss experience and a review of specific problem loans. We also consider subjective issues such as changes in the lending policies and procedures, changes in the local/national economy, changes in volume or type of credits, changes in volume/severity of problem loans, quality of loan review and board of director oversight, concentrations of credit and peer group comparisons. Due to our limited operating history, the provision for loan losses has been made primarily as a result of our assessment of general loan loss risk compared to banks of similar size and maturity. Periodically, we adjust the amount of the allowance based on changing circumstances. We recognize loan losses to the allowance and add subsequent recoveries back to the allowance for loan losses. There can be no assurance that charge-offs of loans in future periods will not exceed the allowance for loan losses as estimated at any point in time or that provisions for loan losses will not be significant to a particular accounting period.

        The following table summarizes the activity related to our allowance for loan losses for the six months ended June 30, 2008 and 2007.

	Six Months Ended June 30,
	2008	2007
	(dollars in thousands)
Balance, beginning of year	$4,158	$3,467
Charge-offs, commercial and industrial	(75)	(222)
Charge-offs, real estate mortgage	—	—
Charge-offs, real estate construction	(73)	—
Charge-offs, consumer	(25)	—
Recoveries	1	—
Provision for loan losses	777	1,025

Balance, end of year	$4,763	$4,270

Total loans outstanding at end of period	$432,987	$341,400
Allowance for loan losses to gross loans	1.10%	1.25%
Net charge-offs to average loans	0.04%	0.07%

        We do not allocate the allowance for loan losses to specific categories of loans. Instead, we evaluate the adequacy of the allowance for loan losses on an overall portfolio basis utilizing our credit grading system that we apply to each loan. We have retained an independent consultant to review the loan files on a test basis to confirm the grading of each loan.

Nonperforming Assets

        The following table sets forth our nonperforming assets as of June 30, 2008 and December 31, 2007:

	June 30, 2008	December 31, 2007
	(dollars in thousands)
Nonaccrual loans	$2,901	$389
Loans 90 days or more past due and still accruing interest	—	—
Loans restructured or otherwise impaired	—	—

Total impaired loans	2,901	389
Other real estate owned	—	—

Total nonperforming assets	$2,901	$389

Nonperforming loans to gross loans	0.67%	0.10%
Nonperforming assets to total assets	0.48%	0.08%

        The bank had 11 nonperforming loans at June 30, 2008 totaling $2.9 million and three nonperforming loans totaling $389,000 at December 31, 2007. At June 30, 2008 and December 31, 2007, the allowance for loan losses was $4.8 million and $4.2 million, respectively, or 1.10% and 1.06%, respectively, of outstanding loans. As of June 30, 2008, we had 55 loans with a current principal balance of $17.9 million on the watch list. At June 30, 2008, we did not have any loans past due greater than 90 days that were not already placed on nonaccrual. Generally, a loan is placed on nonaccrual status when it becomes 90 days past due as to principal or interest, or when we believe, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of the loan is doubtful. A payment of interest on a loan that is classified as nonaccrual is applied against the principal balance. In addition, the bank did not possess any other real estate owned at the periods ended June 30, 2008 and December 31, 2007.

Deposits

        Our primary source of funds for loans and investments is our deposits. National and local market trends over the past several years suggest that consumers have moved an increasing percentage of discretionary savings funds into investments such as annuities, stocks and mutual funds. Accordingly, it has become more difficult to attract local deposits. We have chosen to obtain a portion of our money market and certificates of deposits from outside of our market. The deposits obtained outside of our market area generally have lower rates than rates being offered for similar deposit products in our local market. We also utilize wholesale deposits in certain instances to obtain deposits with more favorable maturities than are readily available in our local market. We anticipate that the ratio of wholesale deposits to total deposits will decline as our full service banking offices mature. The amount of wholesale deposits was $243.9 million, or 50.1% of total deposits, at June 30, 2008, compared to $226.8 million, or 58.4% of total deposits, at December 31, 2007.

        We anticipate being able to either renew or replace these wholesale deposits when they mature, although we may not be able to replace them with deposits with the same terms or rates. Our loan-to-deposit ratio was 88.9% and 100.8% at June 30, 2008 and December 31, 2007, respectively.

        The following table shows the average balance amounts and the average rates paid on deposits held by us for the six months ended June 30, 2008 and the year ended December 31, 2007:

	June 30, 2008		December 31, 2007
	Average Balance	Rate	Average Balance	Rate
	(dollars in thousands)
Noninterest bearing demand deposits	$12,303	0.00%	$10,550	0.00%
Interest bearing demand deposits	12,558	2.12%	6,718	3.58%
Savings and money market accounts money	185,222	3.20%	186,732	4.86%
Time deposits less than $100,000	190,229	4.42%	131,130	5.10%
Time deposits greater than $100,000	43,694	4.38%	10,418	5.39%

Total deposits	$444,006	3.71%	$345,548	4.80%

        All of our time deposits are certificates of deposits. The maturity distribution of our time deposits of $100,000 or more at June 30, 2008 and December 31, 2007 was as follows:

	June 30, 2008	December 31, 2007
	(in thousands)
Three months or less	$30,785	$7,344
Over three through six months	5,340	20,111
Over six though twelve months	32,202	1,183
Over twelve months	3,247	1,238

Total	$71,574	$29,876

        The increase in time deposits of $100,000 or more for the six months ended June 30, 2008 compared to year end 2007 resulted from our funding the growth of the bank with a variety of time deposit products, including retail time deposits.

Borrowings and Other Interest-Bearing Liabilities

        The following table outlines our various sources of borrowed funds during the six months ended June 30, 2008 and the year ended December 31, 2007, the amounts outstanding at the end of each period, at the maximum point for each component during the periods, on average for each period, and the average and period end interest rate that we paid for each borrowing source. The maximum month-end balance represents the high indebtedness for each component of borrowed funds at any time during each of the periods shown.

				Average for the Period
	Ending Balance	Period End Rate	Maximum Month End Balance
				Balance	Rate
	(dollars in thousands)
At or for the six months ended June 30, 2008:
Securities sold under agreement to repurchase	$30,000	3.54%	$50,000	$34,772	3.83%
Junior subordinated debentures	14,434	6.37%	14,434	8,520	5.53%
Advances from FHLB	25,000	4.12%	25,000	25,593	4.21%
Federal funds purchased	—	—%	—	240	5.13%
ESOP borrowings	2,750	4.00%	2,900	2,836	4.72%
Other borrowings	176	6.00%	176	6	0.00%
At or for the year ended December 31, 2007:
Securities sold under agreement to repurchase	$41,040	4.54%	$41,040	$14,828	4.96%
Junior subordinated debentures	8,248	6.61%	8,248	8,248	6.80%
Advances from FHLB	29,000	4.20%	30,000	20,575	4.92%
Federal funds purchased	—	—%	10,870	856	5.50%
ESOP borrowings	2,428	6.50%	2,428	854	7.02%

Capital Resources

        Total shareholders' equity was $39.6 million at June 30, 2008 and $41.0 million at December 31, 2007. The decrease is attributable to proceeds from the additional paid in capital related to the ESOP of $32,788 and the increase in the guarantee of ESOP borrowings of $293,840, net of current year reductions, plus a decrease of $967,065 in the fair value of available for sale securities, stock-based compensation expense of $362,166 and net loss of $464,799 for the six months ended June 30, 2008. Since our inception, we have not paid any cash dividends.

        The following table shows the annualized return on average assets (net income (loss) divided by average total assets), annualized return on average equity (net income (loss) divided by average equity), and average equity to average assets ratio (average equity divided by average total assets) for the six months ended June 30, 2008 and the year ended December 31, 2007.

	June 30, 2008	December 31, 2007
Return on average assets	(0.17)%	0.10%
Return on average equity	(2.30)%	1.00%
Equity to assets ratio	7.26%	9.51%

        The Federal Reserve and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100%. Under the capital adequacy guidelines, regulatory capital is classified into two tiers. These guidelines require an institution to maintain a certain level of Tier 1 and Tier 2 capital to risk-weighted assets. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available for sale, minus certain intangible assets. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100% based on the risks believed to be inherent in the type of asset. Tier 2 capital consists of Tier 1 capital plus the general reserve for loan losses, subject to certain limitations. Our bank is required to maintain capital at a minimum level based on total average assets, which is known as the Tier 1 leverage ratio.

        To be considered "well-capitalized," we must maintain total risk-based capital of at least 10%, Tier 1 capital of at least 6%, and a leverage ratio of at least 5%. To be considered "adequately capitalized" under capital guidelines, we must maintain a minimum total risk-based capital of 8%, with at least 4% being Tier 1 capital. In addition, we must maintain a minimum Tier 1 leverage ratio of at least 4%.

        The following table sets forth the company's various capital ratios at June 30, 2008 and December 31, 2007. For all periods, the company was in compliance with regulatory capital requirements established within the Federal Reserve Board's Capital Adequacy Guidelines for Bank Holding Companies.

Tidelands Bancshares, Inc.	June 30, 2008	December 31, 2007
Leverage ratio	7.92%	9.58%
Tier 1 risk-based capital ratio	9.81%	11.39%
Total risk-based capital ratio	11.44%	12.39%

        The following table sets forth the bank's various capital ratios at June 30, 2008 and December 31, 2007. For all periods, the bank was considered "well capitalized."

Tidelands Bank	June 30, 2008	December 31, 2007
Leverage ratio	9.25%	9.93%
Tier 1 risk-based capital ratio	11.46%	11.80%
Total risk-based capital ratio	12.47%	12.80%

        We intend to maintain a capital level for the bank that exceeds the FDIC requirements to be classified as a "well capitalized" bank.

        To provide the additional capital needed to support our bank's growth in assets, during the first quarter of 2005 we borrowed $2.1 million under a short-term holding company line of credit. On March 31, 2005, we completed a private placement of 1,712,000 shares at $9.35 to increase the capital of the company and the bank. Net proceeds from the offering were approximately $14.9 million. Upon closing the transaction, the holding company line of credit was repaid in full. On February 22, 2006, Tidelands Statutory Trust, a non-consolidated subsidiary of the company, issued and sold floating rate capital securities of the trust, generating net proceeds of $8.0 million. The trust loaned these proceeds to the company to use for general corporate purposes, primarily to provide capital to the bank. The junior subordinated debentures qualify as Tier 1 capital under Federal Reserve Board guidelines. On October 10, 2006, we closed a public offering in which 1,200,000 shares of our common stock were issued at a purchase price of $15.00 per share. Net proceeds after deducting the underwriter's discount and expenses were $16.4 million. On June 20, 2008, Tidelands Statutory Trust II ("Trust II"), a non-consolidated subsidiary of the company, issued and sold fixed/floating rate capital securities of the trust, generating proceeds of $6.0 million. Trust II loaned these proceeds to the company to use for general corporate purposes, primarily to provide capital to the bank. A portion of the debentures qualifies as Tier 1, and the remaining portion qualifies as Tier 2 Capital, under Federal Reserve Board guidelines.

Effect of Inflation and Changing Prices

        The effect of relative purchasing power over time due to inflation has not been taken into account in our consolidated financial statements. Rather, our financial statements have been prepared on an historical cost basis in accordance with generally accepted accounting principles.

        Unlike most industrial companies, our assets and liabilities are primarily monetary in nature. Therefore, the effect of changes in interest rates will have a more significant impact on our performance than will the effect of changing prices and inflation in general. In addition, interest rates may generally increase as the rate of inflation increases, although not necessarily in the same magnitude. As discussed previously, we seek to manage the relationships between interest sensitive assets and liabilities in order to protect against wide rate fluctuations, including those resulting from inflation.

Off-Balance Sheet Risk

        Commitments to extend credit are agreements to lend to a customer as long as the customer has not violated any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At June 30, 2008, unfunded commitments to extend credit were $46.7 million. A significant portion of the unfunded commitments related to consumer equity lines of credit. Based on historical experience, we anticipate that a significant portion of these lines of credit will not be funded. We evaluate each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on our credit evaluation of the borrower. The type of collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate.

        At June 30, 2008, there were commitments totaling approximately $337,000 under letters of credit. The credit risk and collateral involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

        Except as disclosed in this report, we are not involved in off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements, or transactions that could result in liquidity needs or other commitments that significantly impact earnings.

Market Risk

        Market risk is the risk of loss from adverse changes in market prices and rates, which principally arises from interest rate risk inherent in our lending, investing, deposit gathering and borrowing activities. Other types of market risk, such as foreign currency exchange rate risk and commodity price risk, do not generally arise in the normal course of our business.

        We actively monitor and manage our interest rate risk exposure principally by measuring our interest sensitivity "gap," and net interest income simulations. Interest sensitivity gap is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available for sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in this same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates. We generally would benefit from increasing market rates of interest when we have an asset-sensitive gap position and generally would benefit from decreasing market rates of interest when we are liability-sensitive.

        Approximately 56.0% of our loans were variable rate loans at June 30, 2008 and 80.9% of interest-bearing liabilities reprice within one year. However, interest rate movements typically result in changes in interest rates on assets that are different in magnitude from the corresponding changes in rates paid on liabilities. While a substantial portion of our loans reprice within the next three months, a larger majority of our deposits will reprice within a 12-month period. However, our gap analysis is not a precise indicator of our interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but those rates are viewed by us as significantly less interest-sensitive than market-based rates such as those paid on noncore deposits. Net interest income may be affected by other significant factors in a given interest rate environment, including changes in the volume and mix of interest-earning assets and interest-bearing liabilities.

Liquidity and Interest Rate Sensitivity

        Liquidity represents the ability of a company to convert assets into cash or cash equivalents without significant loss, and the ability to raise additional funds by increasing liabilities. Liquidity management involves monitoring our sources and uses of funds in order to meet our day-to-day cash flow requirements while maximizing profits. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of our investment portfolio is fairly predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to the same degree of control.

        At June 30, 2008 and December 31, 2007, our liquid assets, which consist of cash and due from banks and federal funds sold, amounted to $10.6 million and $2.7 million, or 1.8% and 0.5% of total assets, respectively. Our available for sale securities at June 30, 2008 and December 31, 2007 amounted to $120.6 million and $88.0 million, or 20.1% and 17.2% of total assets, respectively. Investment securities traditionally provide a secondary source of liquidity since they can be converted into cash in a timely manner. However, approximately $42.2 million of these securities are pledged against outstanding debt or borrowing lines of credit. Therefore, the related debt would need to be repaid prior to the securities being sold in order for these securities to be converted to cash.

        Our ability to maintain and expand our deposit base and borrowing capabilities serves as our primary source of liquidity. We plan to meet our future cash needs through the generation of deposits. In addition, we will receive cash upon the maturity and sale of loans and the maturity of investment securities. During the previous year, as a result of historically low rates that were being earned on short-term investments, we chose to maintain a lower than normal level of short-term securities. In addition, we maintain three federal funds purchased lines of credit with correspondent banks totaling $32.5 million. We are also a member of the Federal Home Loan Bank of Atlanta, from which applications for borrowings can be made for leverage or liquidity purposes. The FHLB requires that securities, qualifying mortgage loans and stock of the FHLB owned by the bank be pledged to secure any advances. At June 30, 2008, we had $25.0 million in total advances and letters of credit from the FHLB with an excess lendable collateral value of approximately $9.8 million.

        Asset/liability management is the process by which we monitor and control the mix and maturities of our assets and liabilities. The essential purposes of asset/liability management are to ensure adequate liquidity and to maintain an appropriate balance between interest sensitive assets and liabilities in order to minimize potentially adverse impacts on earnings from changes in market interest rates. Our risk management committee monitors and considers methods of managing exposure to interest rate risk. The risk management committee is responsible for maintaining the level of interest rate sensitivity of our interest sensitive assets and liabilities within board-approved limits.

        The following table sets forth information regarding our rate sensitivity, as of June 30, 2008, at each of the time intervals. The information in the table may not be indicative of our rate sensitivity position at other points in time. In addition, the maturity distribution implied in the table may differ from the contractual maturities of the earning assets and interest-bearing liabilities presented due to consideration of prepayment speeds under various interest rate change scenarios and other imbedded optionality in the application of the interest rate sensitivity methods described above.

	Within three months	After three but within twelve months	After one but within five years	After five years	Total
	(dollars in thousands)
Interest-earning assets:
Federal funds sold	$7,625	$—	$—	$—	$7,625
Investment securities	5,293	6,075	51,838	57,442	120,648
Loans	259,617	25,411	101,885	46,074	432,987

Total interest-earning assets	$272,535	$31,486	$153,723	$103,516	$561,260

Interest-bearing liabilities:
Money market and NOW	$177,762	$—	$—	$—	$177,762
Regular savings	241	—	—	—	241
Time deposits	130,464	99,229	66,036	486	296,215
Junior subordinated debentures	8,248	—	—	6,186	14,434
Other borrowings	26,000	—	9,000	22,926	57,926

Total interest-bearing liabilities	$342,715	$99,229	$75,036	$29,598	$546,578

Period gap	$(70,180)	$(67,743)	$78,687	$73,918	$14,682
Cumulative gap	$(70,180)	$(137,923)	$(59,236)	$14,682	$14,682
Ratio of cumulative gap to total earning assets	(12.50)%	(24.57)%	(10.55)%	2.62%	2.62%

 MANAGEMENT

Executive Officers and Directors

        The following table sets forth information about our executive officers and directors as of the date of this prospectus. Our articles of incorporation provide for a classified board of directors, so that, as nearly as possible, one-third of the directors are elected each year to serve three-year terms. The terms of the Class III directors will expire at the 2009 annual shareholders' meeting, the terms of the Class I directors will expire at the 2010 annual shareholders' meeting, and the terms of the Class II directors will expire at the 2011 annual shareholders' meeting. Each of our directors is also a director of Tidelands Bank. At our 2008 annual meeting, our shareholders approved an amendment to our Articles of Incorporation which will phase-out this classified board structure by the 2011 annual meeting. The effect of this amendment is that at the 2008 annual meeting of shareholders, the Class II directors were elected for a three-year term; at the 2009 annual meeting of shareholders, the Class III directors will be elected for a two-year term; and at the 2010 annual meeting of shareholders, the Class I directors will be elected for a one-year term. Going forward from that point, the entire board will be elected to one-year terms, thereby eliminating our current classified board structure.

Name	Age	Year First Elected or Appointed	Year Term Expires	Position(s) Held
Michael W. Burrell	57	2002	2011	Director
John N. Cagle, III, DMD	50	2002	2009	Director
Alan D. Clemmons	49	2002	2010	Director
Robert E. (Chip) Coffee, Jr.	60	2003	2010	President, Chief Executive Officer, and Director
John W. Gandy	54	2007	2010	Director
Richard L. Granger	56	2002	2009	Director
J. Louis Grant	61	2008	2001	Director
Alan W. Jackson, CPA	47	2003	—	Executive Vice President and Chief Financial Officer
Barry I. Kalinsky	48	2002	2010	Chairman of the Board
Morris Kalinsky	84	2002	2009	Director
Paul J. Kerwin, DVM	46	2002	2011	Director
Thomas H. Lyles	58	2007	—	Executive Vice President and Chief Administrative Officer
Robert H. (Bobby) Mathewes, Jr.	42	2002	—	Executive Vice President and Principal Banking Officer
John T. Parker, Jr.	44	2002	2009	Director
Mary V. Propes	56	2007	2009	Director
Tanya D. Robinson	54	2002	2011	Director
Milon C. Smith	57	2006	—	Executive Vice President and Chief Credit Officer
Larry W. Tarleton	65	2006	2010	Director

        Michael W. Burrell, 57, has been a resident of the Charleston area since 1977. Mr. Burrell graduated from Georgia State University in 1973 and completed his graduate work and earned his Masters Degree in Education in 1978 and his Educational Specialist degree in 1983 from The Citadel Military College in Charleston, South Carolina. He has served as an elementary school principal in Summerville since 1980 and before his retirement in 2002 served as the coordinator for federal and state programs on the district level. He currently serves as a substitute principal for Dorchester School District Two. Mr. Burrell and his wife started a local pre-school and childcare center, Gazebo School, Inc., which has been in operation since 1977. They sold the business in 2003 in order to pursue other interests. His community service in the area began with the formation of the first Boy Scout Troop for the disabled in 1977. Mr. Burrell is an active member in the Summerville Sertoma Club where he has served as president, treasurer and on-going board member since 1978. He is a member of Bethany United Methodist Church where he has taught Sunday school for both children and adults.

        John N. Cagle, III, DMD, 50, has been a resident of Mount Pleasant since 1979. Dr. Cagle graduated from Clemson University with Honors in 1979, with a B.S. in Zoology. In 1983, Dr. Cagle received his Doctorate of Dental Medicine from the Medical University of South Carolina, College of Dental Medicine in Charleston, South Carolina. He is a member of the American Dental Association as well as various local and state dental groups. He has had an established dental practice in the Charleston area since 1983. He is a member of the Mount Pleasant Presbyterian Church and a proud sponsor of local athletics East of the Cooper.

        Alan D. Clemmons, 49, is a native of Myrtle Beach, South Carolina. He graduated in 1982 from Coastal Carolina University's School of Business Administration. He received his Juris Doctorate in 1989 from Hamline University of Saint Paul, Minnesota. Mr. Clemmons is engaged in the practice of law with an emphasis on real estate and development with the Clemmons Law Firm, LLC. Mr. Clemmons is national committeeman representing the Pee Dee Area Council of the Boy Scouts of America. He has served as a volunteer to the Boy Scouts of America for over 25 years and has served in positions ranging from scoutmaster to counsel president. He served as a volunteer to the Maya Indians from 1978 to 1980 as a lay Christian Services Missionary in Southern Mexico with The Church of Jesus Christ of Latter-day Saints. Mr. Clemmons is a past member of the Horry County Planning Commission and ex-oficio member of the Myrtle Beach Planning Commission. Mr. Clemmons was an officer of the Horry County Republican Party for many years, and served as chairman from 1997 through 2000. He was elected from the First Congressional District as a Delegate to the 2000 and 2008 Republican National Convention. He was also elected from the First Congressional District as an Alternate Delegate to the 2004 Republican National Convention. Mr. Clemmons was elected as a member of the South Carolina House of Representatives in 2001. He is past chairman of the House Freshman Caucus, chairman of the Election Laws Subcommittee of the House Judiciary Committee and secretary/treasurer of the House Republican Caucus. His legislative and community service has resulted in recognition by various entities, including: Legislator of the Year, 2006, by the South Carolina Association of Realtors; Legislator of the Year, 2005, by the Association of Drug Stores; Special Legislative Commendation, 2004, by the South Carolina Silver Haired Legislature; and Distinguished Alumnus of the Year, 2004, by Coastal Carolina University. Mr. Clemmons also serves as chairman of the Interstate 73 Corridor Association.

        Robert E. (Chip) Coffee, Jr., 60, has served as a director and the president and chief executive officer of our company and our bank since February of 2003. Mr. Coffee is a native of Camden, South Carolina. Mr. Coffee graduated from The Citadel in 1970 with a B.S. in Business Administration. He began his banking career in the Management Training program with South Carolina National Bank in 1970. Mr. Coffee furthered his banking education and graduated from The Stonier Graduate School of Banking at Rutgers University in 1978 and The National Commercial Lending Graduate School at the University of Oklahoma, with distinction, in 1982. In 1980, he joined the Bank of Beaufort and began the community banking phase of his career. Between 1982 and 1985, Mr. Coffee worked with the Bank of Hartsville and managed the commercial loan portfolio of that bank. In 1986, he was part of a group of investors who founded 1ST Atlantic Bank in Little River, South Carolina. Mr. Coffee served as president, chief executive officer, and was a director until 1ST Atlantic merged with Anchor Bank in December of 1993. He became executive vice president and chief administrative officer and was a director of Anchor Bank, operating in that capacity until Anchor Bank merged with The South Financial Group in April of 2000. Including his stint in Beaufort, Mr. Coffee has been involved in banking along South Carolina's coast for over 25 years. Mr. Coffee has served on numerous boards and professional organizations including The South Carolina Bankers Association, Chairman of the South Carolina Bankers' School, The Citizens Advisory Council of the Hollings Cancer Center, The South

Carolina Coastal Conservation League, DeBordieu Club, and The South Carolina State Board of Financial Institutions from 1992 until 2000.

        John W. Gandy, CPA, 54, is a native of Myrtle Beach, South Carolina. Mr. Gandy graduated from Wofford College in 1976 and obtained an MBA from the Babcock Graduate School of Management at Wake Forest University in 1978. Mr. Gandy has been the owner of Gandy CPA Group, LLC since January of 2000. He began his career in the audit division of Arthur Andersen & Co., a former "Big Eight" international accounting firm. In 1980, he returned to Myrtle Beach where he spent the next 16 years working with the Jackson Companies, a diversified group of companies in resort tourism, golf, rental management and real estate development. Beginning in 1996, Mr. Gandy formed a consulting business focused on financial transactions and planning for real estate developments, golf courses, vacation destination marketing and private placements for several small and start-up companies. He is currently a partner or shareholder in Moonraker Hospitality Management Group, LLC, Coastal Hotel Properties, LLC, Hospitality Lodging, Inc., Coastal Direct, LLC (a design, printing and mailing operation), Office Developers, LLC, and various real estate related investments. He is active in a number of civic, professional and church activities in the Myrtle Beach area.

        Richard L. Granger, 56, is a native of Columbia, South Carolina. Mr. Granger graduated from Gardner-Webb University in 1973 with a B.S. degree in Liberal Arts Pre-law. He is president of R. Granger Development, Inc. which develops land for commercial and residential use. He is also a licensed real estate broker in South Carolina with an emphasis in commercial real estate and land sales. Mr. Granger formed R. Granger Development, Inc. in 2001 after a successful 26 year career as a mortgage banker. He co-founded Granger-O'Harra Mortgage in 1984 in Florence, South Carolina. In 1995, Mr. Granger and his partner sold the mortgage business to a local community bank holding company, and Mr. Granger continued to work in the mortgage business as president and chief executive officer under its new name, Coastal Federal Mortgage, Inc. until he began R. Granger Development, Inc. He currently serves on the Board of Trustees of the McLeod Foundation in affiliation with McLeod Health, a regional hospital serving the Pee Dee region of South Carolina. He has served as chairman, and is currently co-chairman, of the McLeod Children's Hospital Board of Advisors. Mr. Granger serves on the Executive Committee of the Foundation Board and previously served as Assistant Treasurer. Mr. Granger is also a member of DeBordieu Club, a golf and tennis club located in a private community on the South Carolina coast.

        J. Louis Grant, 61, is a native of Andrews, South Carolina. Mr. Grant obtained his B.S. degree in Business Administration from The Citadel in 1972 and obtained his Certified Public Accountant Certificate in 1974. He currently serves as the chief executive officer and president of Robinson Grant & Co., P.A., Certified Public Accountants, where he has practiced since 1982. Robinson Grant & Co., P.A. is the largest locally owned CPA firm in Beaufort County, SC. He is a member of the American Institute of CPA's, the S.C. Association of CPA's, as well as a number of other professional and civic organizations in the Hilton Head Island area. He is an active member of St. Paul United Methodist Church.

        Alan W. Jackson, CPA, 47, serves as executive vice president and chief financial officer of our company and our bank. Mr. Jackson graduated from West Virginia Wesleyan College in 1983 with a B.A. degree in Accounting and received a Master of Accountancy from Virginia Polytechnic Institute in 1985. Mr. Jackson furthered his banking education and graduated from the Graduate School of Banking at Colorado at the University of Colorado in 1997. Mr. Jackson began his involvement in community banking in 1984 as an auditor with KPMG. From 1988 to 1991, Mr. Jackson was employed by Security Bank and Trust Co., Salisbury, North Carolina. Mr. Jackson joined Community Bank and Trust Co. in Marion, North Carolina in 1991 and served as the chief financial officer until it merged with Carolina First Bancshares in 1998. At the time of the merger, Mr. Jackson joined a group of investors who founded High Country Bank in Boone, North Carolina. Mr. Jackson served as the chief financial officer and chief operations officer to High Country Bank from 1998 to 2002. From 2002 until joining us in May 2003, Mr. Jackson had a consulting practice serving community banks in the areas of asset liability management, operations, technology, financial reporting and budgeting.

        Barry I. Kalinsky, 48, is our chairman of the board. Mr. Kalinsky is a Charleston native and the vice president of Bob Ellis Shoes, a specialty shoe store which started in 1950 and now has locations in Charleston, Charlotte and Atlanta. Mr. Kalinsky is also a partner in Jacomo, LLC, the operating company for Bob Ellis Shoes in Charlotte. Mr. Kalinsky graduated from George Washington University in 1982 with a B.A. degree in Political Science. He received his Juris Doctorate degree from the University of South Carolina in 1985 and was admitted to the South Carolina Bar that same year. From 1985 until 1990, he was engaged in the practice of law. Since 1991, Mr. Kalinsky has worked with his family in Bob Ellis Shoes and handles the operation of the Charleston and Charlotte stores. He is a member of the South Carolina Bar. Mr. Kalinsky has served on the boards of the Charleston Symphony Orchestra, Synagogue Emanuel and the Charleston Jewish Federation. He has also served on the city of Charleston's Downtown Business Revitalization Commission. Mr. Kalinsky is serving on the board of the Spoleto Festival.

        Morris Kalinsky, 84, has been a resident of Charleston since 1949. Mr. Kalinsky graduated from the University of Georgia in 1945 with a B.S. degree in Chemistry. Since 1950, Mr. Kalinsky has been the owner of Bob Ellis Shoes, a specialty shoe store with locations in Charleston, Charlotte and Atlanta. In 1992, he received Retailer of the Year from the Italian Footwear Association. He was also given The Man of the Year award by the National Association of Footwear in 1992 and was inducted into the Fashion Hall of Fame in 2000. Mr. Kalinsky has served on the Charleston Symphony Orchestra board of directors since 1994. He is chairman of the Jewish Federation Board and was named Man of the Year by the local Federation Board. He is currently on the Cardiology Board at the Medical University of South Carolina. He also serves on the board of directors of Emanuel Synagogue.

        Paul J. Kerwin, DVM, 46, has been a resident of Charleston County since 1988. He graduated Magna Cum Laude from Duke University in 1984 with a B.S. degree in Mechanical Engineering and received his Doctorate of Veterinary Medicine degree from Tufts University in 1988. Dr. Kerwin has owned and operated a companion animal veterinary hospital in Goose Creek since 1991. In 1999, Dr. Kerwin also started consulting with Trident Technical College assisting in developing a Veterinary Technology Program, and now he is also a full-time faculty member and program coordinator with the college. He is active in local, state, and national veterinary and educational associations.

        Thomas H. Lyles, 58, serves as executive vice president and chief administrative officer of our company. Mr. Lyles is a graduate of Wofford College, The School of Bank Operations at the University of Wisconsin, and he has an MBA from The University of South Carolina. He was retired from 2006 until joining our bank in April of 2007. Mr. Lyles has over 32 years of banking experience. He served as the President, COO and a director of Peoples Community Bank in Aiken, South Carolina from 2001 until its sale to First Citizens Corporation in 2005. From 1989 until 2001, Mr. Lyles served in various capacities for Carolina Southern Bank in Spartanburg, South Carolina, including Executive Vice President, CFO, COO and director until Carolina Southern Bank's sale to Synovus Corporation. From 1973 until 1989, he held various positions with Bankers Trust of SC/Bank of America. Mr. Lyles is also a member of the Rotary Club of Charleston.

        Robert H. (Bobby) Mathewes, Jr., 42, has served as executive vice president and principal banking officer since our formation. Mr. Mathewes grew up in Mount Pleasant and graduated from the University of South Carolina in 1988 with a B.S. degree in Finance. He is also a graduate of the South Carolina Bankers School. Mr. Mathewes graduated from Leadership Charleston in 1999. He has 17 years of banking experience, 14 of which have been spent in Charleston. He has also held positions with NationsBank, SouthTrust Bank and BB&T. Mr. Mathewes started his banking career with C&S Bank in Charleston in 1990. Mr. Mathewes has been involved in Junior Achievement, Jaycees and the Chamber of Commerce. He is an active member of Seacoast Church.

        John T. Parker, Jr., 44, has been a resident of Mount Pleasant since 1986. Mr. Parker graduated from Emory at Oxford in 1984 with an Associate of Arts degree, and subsequently graduated from Emory University in 1986 with a B.A. degree in Psychology. He worked at Georgia Mental Health in Atlanta before returning to Charleston to join Parker Marine Contracting Corporation, a family owned business that manufactures, builds and installs concrete foundation pile, bridges, deep foundations, marine utilities and other construction services. He has been the vice president of Parker Marine for 14 years. Mr. Parker was the 2000-2002 president of the American Subcontractors Association (ASA), Charleston Chapter and he is past vice president and president of the board of directors for ASA of North and South Carolina. At present, he is on the Board of Directors for ASA. Mr. Parker currently serves on the Scholarship Golf Tournament and Education Committees for ASA. Also, Mr. Parker serves as president of the Board of Directors for the Pile Driving Contractors Association of South Carolina and is a national PDCA board member. He is a member of St. Andrews Episcopal Church in Mount Pleasant.

        Mary V. Propes, 56, is a native of Kentucky. Ms. Propes has served as chief executive officer of MVP Group International, Inc., MVP Natural Stone and MVP Textiles & Apparel, since 1998. She began her career in 1984 as a Chamber of Commerce Director in Graves County, Kentucky. She is an active member and also serves on the board of trustees for Seacoast Church. In addition, she serves on the boards of numerous companies and organizations, both domestically and abroad.

        Tanya D. Robinson, 54, is a resident of Summerville. Mrs. Robinson graduated from Brigham Young University with a B.A. in Communications. She works part-time for Dorchester District Two Schools as a Public Information Specialist. Mrs. Robinson presently serves as South Carolina's Art Chairman for the Congress of Parents and Teachers. She was elected for the 2007-2009 term to the State PTA Board of Directors where she oversees art programs throughout South Carolina. She was elected District President for Dorchester and Colleton County Schools in 2002, which took her into 21 schools to organize and train PTA personnel. Mrs. Robinson is a member of the Junior League of Summerville where she served as the Community Service Chairman overseeing services to 25 local agencies. She presently serves in the Presidency of the Charleston area Women's Organization of the Church of Jesus Christ of Latter Day Saints. For the past four years, she has chaired the Trident United Way for Dorchester District Two Schools.

        Milon C. Smith, 57, has served as executive vice president and chief credit officer of our company and our bank since October 2005. Mr. Smith graduated from the University of South Carolina in 1972 with a B.S. degree in Banking and Finance. Mr. Smith furthered his banking education and attended continuing education classes through RMA, University of Oklahoma and BAI. Mr. Smith began his involvement in community banking in 1973 as a management trainee at Bankers Trust of South Carolina. Mr. Smith spent 28 years of his 34 years in banking, at Bank of America, or its predecessor banks, as a commercial lending officer, credit risk officer and credit products officer. From 2002 to 2005, Mr. Smith served as chief credit risk officer of People's Community Bank of South Carolina in Aiken, South Carolina. Mr. Smith has been involved in the Columbia, Charleston and South Carolina state boards for community schools. He currently serves on the South Carolina Medical Malpractice Compensation Board.

        Larry W. Tarleton, 65, is a native of Wadesboro, North Carolina and a graduate of the University of North Carolina in Chapel Hill. He currently serves as the publisher for The Post and Courier, South Carolina's second largest newspaper, where he has worked since 1988, including as editor for 10 years prior to being named publisher. He is very active in community affairs and currently serves as Vice President of Finance for the Coastal Carolina chapter of the Boy Scouts of America. He is past president of the Country Club of Charleston, and past chairman of the Trident United Way. Mr. Tarleton is a member of the Carolina Yacht Club and the Harbour Club.

         Family Relationships.    Morris Kalinsky is the father of Barry Kalinsky.

Committees

        Our board of directors has several standing committees including an audit committee, compensation committee and nominating committee.

         Audit Committee.    Our audit committee is currently composed of five independent directors, Michael W. Burrell, John W. Gandy, Richard L. Granger, John T. Parker, Jr. and Tanya D. Robinson. The audit committee, which met five times in 2007, has the responsibility of reviewing the company's financial statements, evaluating internal accounting controls, reviewing reports of regulatory authorities and determining that all audits and examinations required by law are performed. The committee recommends to the board the appointment of the independent auditors for the next fiscal year, reviews and approves the auditor's audit plans, and reviews with the independent auditors the results of the audit and management's responses. Operating under a written charter, which is which is available on our website, www.tidelandsbank.com, under "Investment Information," the committee is responsible for overseeing the entire audit function and appraising the effectiveness of internal and external audit efforts. The audit committee reports its findings to the board of directors.

         Compensation Committee.    Our compensation committee is currently composed of Messrs. Clemmons, Barry Kalinsky, Morris Kalinsky, Tarleton and Burrell and Ms. Propes. Each member is considered "independent" as contemplated in the listing standards of The NASDAQ Stock Market. The compensation committee charter is available on our website, www.tidelandsbank.com, under "Investment Information." The compensation committee reviews all benefit plans and the specific compensation for all executive officers. We have adopted a formal compensation committee charter. The committee met three times during 2007. The compensation committee may form and delegate authority to subcommittees as it deems appropriate, though it has not formed or delegated authority to any such subcommittee to date. The compensation committee evaluates the performance of and makes compensation recommendations to the board of directors with respect to our chief executive officer and, with input from our chief executive officer, evaluates the performance of and makes recommendations to the board of directors with respect to the compensation of our other executive officers. In 2006, the compensation committee engaged Dr. Timothy W. Koch to provide an analysis of our executive officer compensation as compared to other high performing peer bank holding companies and to provide guidance to our board regarding our executive officer compensation.

         Nominating Committee.    Our nominating committee is currently composed of Messrs. Barry Kalinsky, Cagle, Kerwin and Tarleton. All of these members are considered "independent" as contemplated in the listing standards of The NASDAQ Stock Market. The nominating committee recommends nominees for election to our board. We adopted a formal nominating committee charter in February 2005, which is which is available on our website, www.tidelandsbank.com, under "Investment Information." The nominating committee met one time in 2007.

        Our nominating committee uses a variety of methods for identifying and evaluating nominees for director. They regularly assess the appropriate size of the board of directors, and whether any vacancies are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, the board considers various potential candidates for director. Candidates may come to their attention through current members of the board, shareholders, or other persons. These candidates are evaluated at regular or special meetings of the board, and may be considered at any point during the year. The nominating committee considers properly submitted shareholder recommendations for candidates. In evaluating such recommendations, the board uses the qualifications and standards discussed above and seeks to achieve a balance of experience, skills and background on the board of directors.

        The company does not pay a third party to assist in identifying and evaluating candidates.

 EXECUTIVE COMPENSATION

        The following table shows the compensation we paid for the year ended December 31, 2007 to our chief executive officer and each of the other four most highly compensated executive officers who were serving as executive officers at the end of 2007. For a description of the employment agreements entered into between the company and Messrs. Coffee, Jackson, Mathewes and Smith, please see the discussion below entitled "Employment Agreements."

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)	Option Awards ($)(2)	All Other Compensation ($)		Total ($)
Robert E. Coffee, Jr.	2007	$250,000	$22,500	$—	$70,291	$25,967(3)		$368,758
President/Chief Executive Officer	2006	225,000	94,500	—	14,096	27,213		360,809
Alan W. Jackson	2007	200,000	18,000	—	55,226	22,974(4)		296,200
Chief Financial Officer/ Executive Vice President	2006	174,996	63,000	—	16,245	32,045		286,286
Thomas H. Lyles	2007	117,340	15,750	—	32,701	43,142	(5)	208,933
Chief Administrative Officer/Executive Vice President	2006	—	—	—	—	—		—
Robert H. Mathewes, Jr.	2007	182,500	16,425	—	55,226	23,460(6)		277,611
Principal Banking Officer/Executive Vice President	2006	174,996	63,000	—	16,245	28,205		282,446
Milon C. Smith	2007	185,000	16,650	—	41,960	19,852(7)		263,462
Chief Credit Officer/Executive Vice President	2006	125,000	47,000	—	13,803	14,561		200,364

(1)
These amounts represent the dollar amount of bonus accrued for as of December 31, 2007 and paid January 15, 2008.

(2)
These amounts represent the dollar amount of compensation cost recognized during 2007 based on the grant date fair value of the named executive officer's option awards in accordance with SFAS 123R. See Note 21 to the audited consolidated financial statements included in our Annual Report on Form 10-KSB filed on March 28, 2008 for the assumptions used in determining compensation cost on stock awards granted in accordance with SFAS 123R.

(3)
Includes club dues and related fees of $7,458, car allowance of $2,990, insurance of $9,778, the dollar value of term insurance premiums paid by, or on behalf of Mr. Coffee of $3,240 and 401(k) match of $2,501.

(4)
Includes club dues and related fees of $3,960, car allowance of $3,361, insurance of $11,771, the dollar value of term insurance premiums paid by, or on behalf of Mr. Jackson of $880 and 401(k) match of $3,002.

(5)
Includes club dues and related fees of $896, car allowance of $6,128, insurance of $6,519, relocation expenses of $28,943 and 401(k) match of $656.

(6)
Includes club dues and related fees of $5,958, car allowance of $1,540, insurance of $8,546, the dollar value of term insurance premiums paid by, or on behalf of Mr. Mathewes of $5,590 and 401(k) match of $1,826.

(7)
Includes car allowance of $12,000, insurance of $4,956 and 401(k) match of $2,896.

        The following table sets forth the equity compensation plan information at December 31, 2007.

Outstanding Equity Awards at Fiscal Year End

Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Grant Date	Option Expiration Date
Robert E. Coffee, Jr.	33,095	—	$8.80	07/12/2004	07/12/2014
	1,500	—	$10.00	12/19/2005	12/19/2015
	2,500	—	$14.92	12/20/2006	12/20/2016
	5,680	22,720	$14.92	12/20/2006	12/20/2016
	—	20,000	$9.51	12/18/2007	12/18/2017
Alan W. Jackson	25,849	6,462	$8.80	07/12/2004	07/12/2014
	1,500	—	$10.00	12/19/2005	12/19/2015
	4,120	16,480	$14.92	12/20/2006	12/20/2016
	—	20,000	$9.51	12/18/2007	12/18/2017
Thomas H. Lyles	—	20,000	$13.11	05/21/2007	05/21/2017
	—	20,000	$9.51	12/18/2007	12/18/2017
Robert H. Mathewes, Jr.	25,849	6,462	$8.80	07/12/2004	07/12/2014
	1,500	—	$10.00	12/19/2005	12/19/2015
	4,120	16,480	$14.92	12/20/2006	12/20/2016
	—	20,000	$9.51	12/18/2007	12/18/2017
Milon C. Smith	4,000	6,000	$9.88	10/31/2005	10/31/2015
	2,940	11,760	$14.92	12/20/2006	12/20/2016
	—	20,000	$9.51	12/18/2007	12/18/2017

(1)
These options vest at 20% each year, beginning on the first anniversary of the grant date with the exception of Robert E. Coffee, Jr. options granted December 20, 2006 in the amount of 2,500 vested 50% in 2006 and 50% in 2007.

Employment Agreements

        We have entered into employment agreements with Mr. Coffee to serve as the president and chief executive officer of the company and the bank, Mr. Jackson to serve as executive vice president and chief financial officer of the company and the bank, Mr. Lyles to serve as executive vice president and chief administrative officer, Mr. Mathewes to serve as the executive vice president and principal banking officer for the bank, and Mr. Smith to serve as the executive vice president and chief credit officer for the bank. Messrs. Coffee, Jackson, Lyles, Mathewes and Smith are entitled in 2008 to receive annual base salaries of $260,000, $208,000, $182,000, $189,800 and $192,400, respectively.

        The employment agreements have perpetual three-year terms but terminate no later than the time an executive attains age 65. Each executive is entitled to cash severance if he is terminated without cause or if he terminates voluntarily but for good reason, meaning voluntary termination because of adverse changes in employment circumstances, such as reduced compensation or responsibilities. The severance compensation includes an amount equal to three times base salary for Messrs. Coffee, Jackson, Lyles, Mathewes and Smith. The executives would be entitled to continued health insurance coverage after termination as well, for up to three years. If a change in control of Tidelands Bancshares, Inc. occurs, Messrs. Coffee, Jackson, Lyles, Mathewes and Smith would be entitled to a lump-sum cash payment equal to three times the sum of their base salary and most recent bonus. Messrs. Coffee, Jackson and Mathewes would also be entitled to a tax gross-up benefit if the aggregate benefits payable to them after a change in control are subject to excise taxes under sections 280G and 4999 of the Internal Revenue Code. In very general terms, benefits received by an executive after a change in control are subject to a 20% excise tax under section 4999 if the benefits payable on account of the change in control exceed three times the executive's five-year average taxable compensation.

        The employment agreements prohibit competition after employment termination, but the prohibition against competition is void after a change in control. The period during which competition is prohibited is two years for Messrs. Coffee, Jackson, Lyles, Matthewes and Smith. Lastly, the employment agreements provide for reimbursement of the executives' legal fees if the employment agreements are challenged after a change in control, up to a maximum of $500,000 for Messrs. Coffee, Jackson and Mathewes and $100,000 for Messrs. Lyle and Smith.

         Salary Continuation Agreement.    We also entered into Salary Continuation Agreements with these same five executives, which agreements promise an annual benefit payable in monthly installments for 15 years beginning at the age 65 normal retirement age or a reduced benefit payable for 15 years at age 65 if the executive's employment terminates before age 65. An executive forfeits his benefits if his employment is terminated by the bank with cause. Except for Messrs. Coffee, Jackson and Mathewes, an executive would also forfeit his Salary Continuation Agreement benefits if his employment terminates before age 55.

        If a change in control occurs before Messrs. Coffee, Jackson, or Mathewes attain age 65 and while he is still employed by the bank, instead of the annual benefit payable at normal retirement age he will receive immediately after the change in control a lump-sum payment in cash in amount equal to the liability balance accrued by the bank to account for its Salary Continuation Agreement obligation, in addition to a potential gross-up payment to compensate for excise taxes imposed under sections 280G and 4999 of the Internal Revenue Code. The change-in-control provision in the Salary Continuation Agreements with Messrs. Lyles and Smith is identical to that of Messrs. Coffee, Jackson and Mathewes, with the benefit payable immediately after a change in control and consisting of the accrued liability balance, but without a section 280G gross-up benefit.

        At an executive's death his designated beneficiary will be entitled to an amount equal to the liability accrual balance maintained by the bank to account for the benefit. Like the employment agreements, the Salary Continuation Agreements provide for reimbursement of an executive's legal fees if his agreement is challenged after a change in control, up to a maximum of $500,000 for Messrs. Coffee, Jackson and Mathewes and $100,000 for Messrs. Lyle and Smith. Finally, the Salary Continuation Agreements of executives other than Messrs. Coffee, Jackson and Mathewes prohibit competition for one year after employment termination, but the prohibition against competition is void after a change in control.

         Endorsement Split Dollar Agreement.    The bank and each of the five executives also entered into Endorsement Split Dollar Agreements. Under these agreements each executive may designate a beneficiary of a portion of the total death proceeds payable at his death under insurance policies on his life, which policies are owned by Tidelands Bank. The portion for which the executive may designate the beneficiary is the lesser of (x) 100% of the net death proceeds, meaning the total policy death proceeds minus the policy cash surrender value, or (y) the liability balance required to be accrued by the bank under each executive's Salary Continuation Agreement at the executive's age 65 normal retirement age. The remainder of the total death proceeds is payable to the bank. However, the Endorsement Split Dollar Agreements provide for a death benefit payable to an executive's beneficiary solely for death occurring (x) before the executive attains age 65 and (y) while the executive is employed by the bank. When an executive's employment terminates or when he attains age 65, his beneficiary will no longer be entitled to any benefits under the Endorsement Split Dollar Agreement.

This summary of the Endorsement Split Dollar Agreements does not purport to describe every material provision of the agreements and is qualified in its entirety by reference to the exhibits.

Director Compensation

        Our bylaws permit our directors to receive reasonable compensation as determined by a resolution of the board of directors. Pursuant to our bylaws, we began compensating our directors in May of 2007. The amounts shown in the Option Awards column below represent the amount of expense we recognized for accounting purposes in 2007 associated with vesting of options previously granted to directors. Compensation information with respect to our president and chief executive officer, Robert E. Coffee, Jr., who is also a director, is set forth above rather than in the table below. We pay our non-employee directors a fee of $500 for each board meeting attended, and $250 for each committee meeting attended. We pay the chairman of the board of directors an additional chairman's fee of $250 for each board meeting attended.

        The following table sets forth the compensation earned by our directors in 2007.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(2)	Total ($)
Michael W. Burrell	5,500	3,291	—	—	—	8,791
John N. Cagle, III, MD	6,500	3,291	—	—	—	9,791
Alan D. Clemmons	4,250	3,291	—	—	—	7,541
John W. Gandy	1,000	126	—	—	190	1,316
Richard L. Granger	4,750	3,291	—	—	550	8,591
J. Louis Grant	1,000	126	—	—	155	1,281
Barry I. Kalinsky	11,250	3,291	—	—	—	14,541
Morris Kalinsky	4,750	3,291	—	—	—	8,041
Paul J. Kerwin, DVM	9,250	3,291	—	—	—	12,541
John T. Parker, Jr.	7,500	3,291	—	—	—	10,791
Mary V. Propes	1,000	126	—	—	—	1,126
Tanya D. Robinson	4,750	3,291	—	—	—	8,041
Larry W. Tarleton	7,500	3,291	—	—	—	10,791

(1)
These amounts represent the dollar amount of expense recognized during 2007 based on the grant date fair value of the non-executive directors' option awards in accordance with SFAS 123R. See Note 21 to the audited consolidated financial statements included in our Annual Report on Form 10-KSB filed on March 28, 2008 for the assumptions used in determining expense on option awards granted in accordance with SFAS 123R.

(2)
These amounts represent the dollar amount paid to directors for mileage reimbursement.

        Options outstanding as of December 31, 2007 for our non-executive directors were as follows:

Name	Options Outstanding as of December 31, 2007(1)
Michael W. Burrell	3,500
John N. Cagle, III, DMD	11,250
Alan D. Clemmons	6,972
John W. Gandy	1,000
Richard L. Granger	3,501
J. Louis Grant	1,000
Barry I. Kalinsky	5,000
Morris Kalinsky	6,389
Paul J. Kerwin, DVM	13,332
John T. Parker, Jr.	9,166
Mary V. Propes	1,000
Tanya D. Robinson	8,366
Larry W. Tarleton	3,400

    (1)
    Each director was granted was granted 1,000 options on December 18, 2007, which options vest at 50% each year, beginning on the first anniversary of the grant date.

Equity Compensation Plan Information

        On May 10, 2004, we established the 2004 Tidelands Bancshares, Inc. Stock Incentive Plan ("Stock Plan") that provides for the granting of options to purchase 20% of the outstanding shares of the company's common stock to directors, officers, or employees of the company. The per-share exercise price of incentive stock options granted under the Stock Plan may not be less than the fair market value of a share on the date of grant and vest based on continued service with the company for a specified period, generally two to five years following the date of grant. The per-share exercise price of stock options granted is determined by the Compensation Committee. The expiration date of any option may not be greater than 10 years from the date of grant. Options that expire, unexercised or are forfeited become available for reissuance.

        The following table sets forth the equity compensation plan information at December 31, 2007. All option information has been adjusted to reflect all prior stock splits and dividends.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (c) (excluding securities reflected in column(a))
Equity compensation plans approved by security holders(1)	707,202	$11.40	74,805
Equity compensation plans not approved by security holders	—	—	—
Total	707,202	$11.40	74,805

(1)
The number of shares available for issuance under our 2004 Stock Incentive Plan automatically increases each time we issue additional shares of stock so that the total number of shares issuable under the plan at all times equal 20% of the then outstanding shares of stock. Each of our organizers received an option to purchase one share of common stock for $8.80 per share for every three shares they purchased in our initial public offering, up to a maximum of 12,500 shares per organizer, and the issuance of these options was ratified by our shareholders.

 SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

General

        The following table shows owners of more than 5% of our outstanding common stock, as of October 6, 2008:

Name and Address	Number of Shares Owned	Right to Acquire	Percentage of Beneficial Ownership
Financial Stocks Capital Partners LP(1)	300,000	—	7.01%
Endicott Management Company(2)	421,751	—	9.86%
Service Capital Partners LP(3)	415,000	—	9.70%
Tidelands Bancshares, Inc. (ESOP)(4)	241,916	—	5.66%
Henri and Marsha Wedell(5)	274,046	—	6.41%

(1)
441 Vine Street, Cincinnati, OH 45202

(2)
237 Park Avenue, New York, NY 10017

(3)
1700 Pacific Avenue, Suite 200, Dallas, TX 75201

(4)
875 Lowcountry Blvd, Mount Pleasant, SC 29464

(5)
125 Norwal, Memphis, TN 38117

        The following tables show how much common stock in our company is owned by the directors, the named executive officers, and the directors and executive officers as a group.

Name	Number of Shares Owned(1)	Right to Acquire(2)	Percentage of Beneficial Ownership(3)
Michael W. Burrell	25,535	2,500	0.66%
John N. Cagle, III, DMD	57,476	10,250	1.58%
Alan D. Clemmons	46,361	5,972	1.22%
Robert E. (Chip) Coffee, Jr.	89,130	42,775	3.05%
John W. Gandy	2,325	1,000	0.08%
Richard L. Granger	29,481	2,501	0.75%
J. Louis Grant	3,000	1,000	0.09%
Alan W. Jackson, CPA	8,009	37,931	1.06%
Barry I. Kalinsky	17,766	4,000	0.51%
Morris Kalinsky	15,277	5,389	0.48%
Paul J. Kerwin, DVM	39,667	12,332	1.21%
Thomas H. Lyles	24,171	4,000	0.66%
Robert H. (Bobby) Mathewes, Jr.	7,636	37,931	1.06%
John T. Parker, Jr.	29,867	8,166	0.89%
Mary V. Propes	4,500	1,000	0.13%
Tanya D. Robinson	11,300	7,366	0.44%
Milon C. Smith	4,800	8,940	0.32%
Larry W. Tarleton	15,600	2,400	0.42%
Executive officers and directors as a group (18 persons)	431,901	195,453	14.03%

(1)
Includes shares for which the named person has sole voting and investment power, has shared voting and investment power, or holds in an IRA or other retirement plan program, unless otherwise indicated in these footnotes.

(2)
Includes shares that may be acquired within the next 60 days of September 30, 2008 by exercising vested stock options but does not include any unvested stock options.

(3)
For each individual, this percentage is determined by assuming the named person exercises all options which he or she has the right to acquire within 60 days, but that no other persons exercise any options or warrants. For the directors and executive officers as a group, this percentage is determined by assuming that each director and executive officer exercises all options which he or she has the right to acquire within 60 days, but that no other persons exercise any options. The calculations are based on 4,277,176 shares of common stock outstanding on September 30, 2008.

 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Interests of Management and Others in Certain Transactions

        We make loans and enter into other transactions in the ordinary course of business with our directors and officers and their affiliates. As of June 30, 2008, these borrowings totaled $16.0 million. It is our policy that these loans and other transactions be on substantially the same terms (including price or interest rates and collateral) as those prevailing at the time for comparable transactions with unrelated parties. We do not expect these transactions to involve more than the normal risk of collectibility nor present other unfavorable features to us. Loans to individual directors and officers must also comply with our lending policies and statutory lending limits, and directors with a personal interest in any loan application are excluded from the consideration of the loan application. Our policy is that all of our transactions with our affiliates will be on terms no less favorable to us than could be obtained from an unaffiliated third party and will be approved by a majority of disinterested directors.

        Director John W. Gandy is a 50% partner in Office Developers, LLC, which is the owner of an office building located at 1312 Professional Drive in Myrtle Beach, South Carolina in which Tidelands Bank is a tenant and is leasing the site for a period of 20 years. The monthly rent under the lease is $12,500 per month.

Exculpation and Indemnification

        Our articles of incorporation contain a provision which, subject to certain exceptions described below, eliminates the liability of a director or an officer to us or our shareholders for monetary damages for any breach of duty as a director or officer.

        Under our bylaws, we must indemnify any person who becomes subject to a lawsuit or proceeding by reason of service as a director of the company or the bank or any other corporation which the person served as a director at our request. Except as noted in the next paragraph, directors are entitled to be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director in connection with the proceeding. Our directors are also entitled to have us advance any such expenses prior to final disposition of the proceeding, upon delivery of a written affirmation by the director of his good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay the amounts advanced if it is ultimately determined that the standard of conduct has not been met.

        Under our articles of incorporation and bylaws, indemnification will be disallowed for (i) any breach of the director's duty of loyalty; (ii) acts or omissions not in good faith or which involve gross negligence, intentional misconduct, or a knowing violation of law; (iii) liability imposed under Section 33-8-330 of the South Carolina Business Corporation Act of 1988; and (iv) any transaction from which the director derived an improper personal benefit. In addition to the articles of incorporation and bylaws, Section 33-8-520 of the South Carolina Business Corporation Act requires that "a corporation indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding." The statute also provides that upon application of a director a court may order indemnification if it determines that the director is entitled to such indemnification under the applicable statutory standard.

        Our board of directors also has the authority to extend to officers, employees and agents the same indemnification rights held by directors, subject to all of the accompanying conditions and obligations. The board of directors has extended indemnification rights to all of our executive officers.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

 DESCRIPTION OF CAPITAL STOCK

General

        The authorized capital stock of Tidelands Bancshares consists of 10,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. In this section we describe the material features and rights of our capital stock. The summary does not purport to be exhaustive and is qualified in its entirety by reference to our articles of incorporation, bylaws and to applicable South Carolina law.

Common Stock

        Holders of shares of the common stock are entitled to receive such dividends as may from time to time be declared by the board of directors out of funds legally available for distribution. We do not plan to declare any dividends in the immediate future. See "Dividend Policy." Holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have any cumulative voting rights. Shareholders have no preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution, or winding-up of our company, holders of common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities and the liquidation preference of any outstanding preferred stock. The outstanding shares of common stock are, and the shares of common stock offered hereby, when issued and delivered against payment therefore, will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to any classes or series of preferred stock that we may issue in the future.

Preferred Stock

        Our articles of incorporation provide that the board of directors is authorized, without further action by the holders of our common stock, to provide for the issuance of shares of preferred stock in one or more classes or series and to fix the designations, powers, preferences, and relative, participating, optional and other rights, qualifications, limitations, and restrictions, including the dividend rate, conversion rights, voting rights, redemption price, and liquidation preference, and to fix the number of shares to be included in any such classes or series. Any preferred stock so issued may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding-up, or both. In addition, any such shares of preferred stock may have class or series voting rights. We currently do not have any shares of preferred stock outstanding. Issuances of preferred stock, while providing us with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of common stock. For example, the issuance of any preferred stock with voting or conversion rights may adversely affect the voting power of the holders of common stock, and such issuances could have the effect of decreasing the market price of the common stock. We do not have any plans to issue any shares of preferred stock.

Anti-takeover Effects

        The provisions of our articles of incorporation, our bylaws and South Carolina law summarized in the following paragraphs may have anti-takeover effects and may delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder's best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of management more difficult.

         Authorized but Unissued Stock.    The authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable our board of directors to issue shares to persons aligned with current management, which could render more difficult or discourage any attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of our management.

         Number of Directors.    Our bylaws provide that the number of directors shall be fixed from time to time by resolution by at least a majority of the directors then in office, but may not consist of fewer than five nor more than 25 members. Currently, we have 14 directors. Our bylaws also provide that no individual who is or becomes a Business Competitor (as defined below) or who is or becomes affiliated with, employed by, or a representative of any individual, corporation, or other entity which the board of directors, after having such matter formally brought to its attention, determines to be in competition with Tidelands or any of its subsidiaries (any such individual, corporation, or other entity being a "Business Competitor") shall be eligible to serve as a director if the board of directors determines that it would not be in the company's best interests for such individual to serve as one of our directors. Any financial institution having branches or affiliates within Charleston County, South Carolina will be presumed to be a Business Competitor unless the board of directors determines otherwise.

         Classified Board of Directors.    Our articles and bylaws divide the board of directors into three classes of directors serving staggered three-year terms so long as there are at least six directors. As a result, approximately one-third of the board of directors will be elected at each annual meeting of shareholders. The classification of directors, together with the provisions in the articles and bylaws described below that limit the ability of shareholders to remove directors and that permit the remaining directors to fill any vacancies on the board of directors, have the effect of making it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders will be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable. At our 2008 annual meeting of shareholders, our shareholders approved an amendment to our Articles of Incorporation which will phase-out this classified board structure by the 2011 annual meeting. Going forward from that point, the entire board will be elected to one-year terms, thereby eliminating our current classified board structure.

         Removal of Directors and Filling Vacancies.    Our bylaws provide that our shareholders, by the affirmative vote of the holders of at least a majority of the shares entitled to vote in an election of directors, may remove a director with or without cause. Our bylaws also provide that all vacancies on our board may be filled by a majority of the remaining directors for the unexpired term. However, shareholders have the right to call a special meeting, prior to action by the board of directors, to fill any such vacancy.

         Advance Notice Requirements for Shareholder Proposals and Director Nominations.    Our bylaws establish advance notice procedures with regard to shareholder proposals and the nomination, other than by or at the direction of the board of directors or a committee thereof, of candidates for election as directors. These procedures provide that the notice of shareholder proposals must be in writing and delivered to the secretary of the company not less than 30 days nor more than 60 days in advance of the annual meeting. Shareholder nominations for the election of directors must be made in writing and delivered to the secretary of the company no later than 90 days prior to the annual meeting, and in the case of election to be held at a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of the meeting is first given to shareholders. We may reject a shareholder proposal or nomination that is not made in accordance with such procedures.

         Nomination Requirements.    Pursuant to our bylaws, we have established nomination requirements for an individual to be elected as a director, including that the nominating party provide (i) notice that such party intends to nominate the proposed director; (ii) the name of and biographical information on the nominee; and (iii) a statement that the nominee has consented to the nomination. The chairman of any shareholders' meeting may, for good cause shown, waive the operation of these provisions and may refuse to acknowledge a nomination that is not made in compliance with these requirements. These provisions could reduce the likelihood that a third party would nominate and elect individuals to serve on the board of directors.

Shares Eligible for Future Sale

        Upon completion of this offering, we will have 6,477,176 shares of common stock outstanding, or 6,807,176 shares if the underwriter exercises its over-allotment option in full. The shares sold in this offering will be freely tradable, without restriction or registration under the Securities Act of 1933, except for shares purchased by our "affiliates," which will be subject to resale restrictions under the Securities Act of 1933. An affiliate of the issuer is defined in Rule 144 under the Securities Act of 1933 as a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the issuer. Rule 405 under the Securities Act of 1933 defines the term "control" to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the person whether through the ownership of voting securities, by contract, or otherwise. Directors and executive officers will generally be deemed to be affiliates. Shares held by affiliates may be sold without registration in accordance with the provisions of Rule 144 or another exemption from registration.

        In general, under Rule 144, an affiliate or a person holding restricted shares may sell, within any three-month period, a number of shares no greater than 1% of the then outstanding shares of the common stock or the average weekly trading volume of the common stock during the four calendar weeks preceding the sale, whichever is greater. Rule 144 also requires that the securities must be sold in "brokers' transactions," as defined in the Securities Act of 1933, and the person selling the securities may not solicit orders or make any payment in connection with the offer or sale of securities to any person other than the broker who executes the order to sell the securities. This requirement may make the sale of our common stock by affiliates pursuant to Rule 144 difficult if no trading market develops in the common stock. Rule 144 also requires persons holding restricted securities to hold the shares for at least six months prior to sale.

Transfer Agent

        The transfer agent and registrar for our common stock is the Registrar and Transfer Company. Its address is 10 Commerce Drive, Cranford, New Jersey 07016-3572 and its telephone number is (800) 866-1340.

 SUPERVISION AND REGULATION

        Both Tidelands Bancshares, Inc. and Tidelands Bank are subject to extensive state and federal banking regulations that impose restrictions on and provide for general regulatory oversight of their operations. These laws generally are intended to protect depositors and not shareholders. The following summary is qualified by reference to the statutory and regulatory provisions discussed. Changes in applicable laws or regulations may have a material effect on our business and prospects. Our operations may be affected by legislative changes and the policies of various regulatory authorities. We cannot predict the effect that fiscal or monetary policies, economic control, or new federal or state legislation may have on our business and earnings in the future.

        The following discussion is not intended to be a complete list of all the activities regulated by the banking laws or of the impact of such laws and regulations on our operations. It is intended only to briefly summarize some material provisions.

Tidelands Bancshares, Inc.

        We own 100% of the outstanding capital stock of the bank, and therefore we are considered to be a bank holding company under the federal Bank Holding Company Act of 1956 (the "Bank Holding Company Act"). As a result, we are primarily subject to the supervision, examination and reporting requirements of the Board of Governors of the Federal Reserve (the "Federal Reserve") under the Bank Holding Company Act and its regulations promulgated thereunder. As a bank holding company located in South Carolina, the South Carolina Board of Financial Institutions also regulates and monitors all significant aspects of our operations.

         Permitted Activities.    Under the Bank Holding Company Act, a bank holding company is generally permitted to engage in, or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in, the following activities:

  •
  banking or managing or controlling banks;

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  furnishing services to or performing services for our subsidiaries; and

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  any activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking.

        Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:

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  factoring accounts receivable;

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  making, acquiring, brokering or servicing loans and usual related activities;

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  leasing personal or real property;

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  operating a non-bank depository institution, such as a savings association;

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  trust company functions;

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  financial and investment advisory activities;

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  conducting discount securities brokerage activities;

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  underwriting and dealing in government obligations and money market instruments;

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  providing specified management consulting and counseling activities;

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  performing selected data processing services and support services;

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  acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

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  performing selected insurance underwriting activities.

        As a bank holding company we also can elect to be treated as a "financial holding company," which would allow us to engage in a broader array of activities. In sum, a financial holding company can engage in activities that are financial in nature or incidental or complementary to financial activities, including insurance underwriting, sales and brokerage activities, providing financial and investment advisory services, underwriting services and limited merchant banking activities. We have not sought financial holding company status, but may elect such status in the future as our business matures. If we were to elect in writing for financial holding company status, each insured depository institution we control would have to be well capitalized, well managed and have at least a satisfactory rating under the CRA (discussed below).

        The Federal Reserve has the authority to order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company's continued ownership, activity or control constitutes a serious risk to the financial safety, soundness or stability of it or any of its bank subsidiaries.

         Change in Control.    In addition, and subject to certain exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with regulations promulgated there under, require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Moreover, the South Carolina Board of Financial Institutions also must approve an acquisition of a South Carolina bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of a bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities and either:

  •
  the company has registered securities under Section 12 of the Securities Exchange Act of 1934; or

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  no other person owns a greater percentage of that class of voting securities immediately after the transaction.

        Our common stock is registered under Section 12 of the Securities Exchange Act of 1934. Any shareholder of 10% or more, but less than 25% of any class of our voting securities would be required to either file as a controlling shareholder of the company or rebut the presumption of control in accordance with Federal Reserve regulations. The regulations provide a procedure for rebutting control when ownership of any class of voting securities is below 25%.

         Source of Strength.    In accordance with Federal Reserve Board policy, we are expected to act as a source of financial strength to the bank and to commit resources to support the bank in circumstances in which we might not otherwise do so. If the bank were to become "undercapitalized" (see below "Tidelands Bank—Prompt Corrective Action"), we would be required to provide a guarantee of the bank's plan to return to capital adequacy. Additionally, under the Bank Holding Company Act, the Federal Reserve Board may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary, other than a nonbank subsidiary of a bank, upon the Federal Reserve Board's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any depository institution subsidiary of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiaries if the agency determines that divestiture may aid the depository institution's financial condition. Further, any loans by a bank holding company to a subsidiary bank are subordinate in right of payment to deposits and certain other indebtedness of the subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank at a certain level would be assumed by the bankruptcy trustee and entitled to priority payment.

         Capital Requirements.    The Federal Reserve Board imposes certain capital requirements on the bank holding company under the Bank Holding Company Act, including a minimum leverage ratio and a minimum ratio of "qualifying" capital to risk-weighted assets. These requirements are essentially the same as those that apply to the bank and are described below under "Tidelands Bank—Prompt Corrective Action." Subject to our capital requirements and certain other restrictions, we are able to borrow money to make a capital contribution to the bank, and these loans may be repaid from dividends paid from the bank to the company. Our ability to pay dividends depends on the bank's ability to pay dividends to us, which is subject to regulatory restrictions as described below in "Tidelands bank—Dividends." We are also able to raise capital for contribution to the bank by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws.

         South Carolina State Regulation.    As a South Carolina bank holding company under the South Carolina Banking and Branching Efficiency Act, we are subject to limitations on sale or merger and to regulation by the South Carolina Board of Financial Institutions (the "S. C. Board"). We are not required to obtain the approval of the S.C. Board prior to acquiring the capital stock of a national bank, but we must notify them at least 15 days prior to doing so. We must receive the S. C. Board's approval prior to engaging in the acquisition of a South Carolina state chartered bank or another South Carolina bank holding company.

Tidelands Bank

        The bank operates as a state bank incorporated under the laws of the State of South Carolina and is subject to examination by the South Carolina Board of Financial Institutions.

        The South Carolina Board of Financial Institutions and the FDIC regulate or monitor virtually all areas of the bank's operations, including:

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  security devices and procedures;

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  adequacy of capitalization and loss reserves;

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  loans;

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  investments;

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  borrowings;

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  deposits;

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  mergers;

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  issuances of securities;

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  payment of dividends;

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  interest rates payable on deposits;

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  interest rates or fees chargeable on loans;

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  establishment of branches;

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  corporate reorganizations;

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  maintenance of books and records; and

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  adequacy of staff training to carry on safe lending and deposit gathering practices.

        The South Carolina Board of Financial Institutions requires the bank to maintain specified capital ratios and imposes limitations on the bank's aggregate investment in real estate, bank premises, and furniture and fixtures. The South Carolina Board of Financial Institutions also requires the bank to prepare quarterly reports on the bank's financial condition in compliance with its minimum standards and procedures.

        All insured institutions must undergo regular on site examinations by their appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate agency against each institution or affiliate as it deems necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC, their federal regulatory agency, and their state supervisor when applicable. The FDIC has developed a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in any balance sheet, financial statement, report of condition or any other report of any insured depository institution. The FDIC Improvement Act also requires the federal banking regulatory agencies to prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating, among other things, to the following:

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  internal controls;

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  information systems and audit systems;

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  loan documentation;

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  credit underwriting;

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  interest rate risk exposure; and

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  asset quality.

         Prompt Corrective Action.    As an insured depository institution, the bank is required to comply with the capital requirements promulgated under the Federal Deposit Insurance Act and the regulations thereunder, which set forth five capital categories, each with specific regulatory consequences. Under these regulations, the categories are:

  •
  Well Capitalized—The institution exceeds the required minimum level for each relevant capital measure. A well capitalized institution is one (i) having a total capital ratio of 10% or greater, (ii) having a tier 1 capital ratio of 6% or greater, (iii) having a leverage capital ratio of 5% or greater and (iv) that is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure.

  •
  Adequately Capitalized—The institution meets the required minimum level for each relevant capital measure. No capital distribution may be made that would result in the institution becoming undercapitalized. An adequately capitalized institution is one (i) having a total capital ratio of 8% or greater, (ii) having a tier 1 capital ratio of 4% or greater and (iii) having a leverage capital ratio of 4% or greater or a leverage capital ratio of 3% or greater if the institution is rated composite 1 under the CAMELS (Capital, Assets, Management, Earnings, Liquidity and Sensitivity to market risk) rating system.

  •
  Undercapitalized—The institution fails to meet the required minimum level for any relevant capital measure. An undercapitalized institution is one (i) having a total capital ratio of less than 8% or (ii) having a tier 1 capital ratio of less than 4% or (iii) having a leverage capital ratio of less than 4%, or if the institution is rated a composite 1 under the CAMELS rating system, a leverage capital ratio of less than 3%.

  •
  Significantly Undercapitalized—The institution is significantly below the required minimum level for any relevant capital measure. A significantly undercapitalized institution is one (i) having a total capital ratio of less than 6% or (ii) having a tier 1 capital ratio of less than 3% or (iii) having a leverage capital ratio of less than 3%.

  •
  Critically Undercapitalized—The institution fails to meet a critical capital level set by the appropriate federal banking agency. A critically undercapitalized institution is one having a ratio of tangible equity to total assets that is equal to or less than 2%.

        If the FDIC determines, after notice and an opportunity for hearing, that the bank is in an unsafe or unsound condition, the regulator is authorized to reclassify the bank to the next lower capital category (other than critically undercapitalized) and require the submission of a plan to correct the unsafe or unsound condition.

        If the bank is not well capitalized, it cannot accept brokered deposits without prior FDIC approval and, if approval is granted, cannot offer an effective yield in excess of 75 basis points on interests paid on deposits of comparable size and maturity in such institution's normal market area for deposits accepted from within its normal market area, or national rate paid on deposits of comparable size and maturity for deposits accepted outside the bank's normal market area. Moreover, if the bank becomes less than adequately capitalized, it must adopt a capital restoration plan acceptable to the FDIC. The bank also would become subject to increased regulatory oversight, and is increasingly restricted in the scope of its permissible activities. Each company having control over an undercapitalized institution also must provide a limited guarantee that the institution will comply with its capital restoration plan. Except under limited circumstances consistent with an accepted capital restoration plan, an undercapitalized institution may not grow. An undercapitalized institution may not acquire another institution, establish additional branch offices or engage in any new line of business unless determined by the appropriate federal banking agency to be consistent with an accepted capital restoration plan, or unless the FDIC determines that the proposed action will further the purpose of prompt corrective action. The appropriate federal banking agency may take any action authorized for a significantly undercapitalized institution if an undercapitalized institution fails to submit an acceptable capital restoration plan or fails in any material respect to implement a plan accepted by the agency. A critically undercapitalized institution is subject to having a receiver or conservator appointed to manage its affairs and for loss of its charter to conduct banking activities.

        An insured depository institution may not pay a management fee to a bank holding company controlling that institution or any other person having control of the institution if, after making the payment, the institution, would be undercapitalized. In addition, an institution cannot make a capital distribution, such as a dividend or other distribution that is in substance a distribution of capital to the owners of the institution if following such a distribution the institution would be undercapitalized. Thus, if payment of such a management fee or the making of such would cause the bank to become undercapitalized, it could not pay a management fee or dividend to us.

        As of June 30, 2008, the bank was deemed to be "well capitalized."

         Standards for Safety and Soundness.    The Federal Deposit Insurance Act ("FDIA") also requires the federal banking regulatory agencies to prescribe, by regulation or guideline, operational and managerial standards for all insured depository institutions relating to: (i) internal controls, information systems and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate risk exposure; and (v) asset growth. The agencies also must prescribe standards for asset quality, earnings and stock valuation, as well as standards for compensation, fees and benefits. The federal banking agencies have adopted regulations and Interagency Guidelines Prescribing Standards for Safety and Soundness to implement these required standards. These guidelines set forth the safety and soundness standards that federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. Under the regulations, if the FDIC determines that the bank fails to meet any standards prescribed by the guidelines, the agency may require the bank to submit to the agency an acceptable plan to achieve compliance with the standard, as required by the FDIC. The final regulations establish deadlines for the submission and review of such safety and soundness compliance plans.

         Deposit Insurance and Assessments.    Deposits at the bank are insured by the Deposit Insurance Fund (the "DIF") as administered by the FDIC, up to the applicable limits established by law—generally $100,000 per accountholder and $250,000 for certain retirement accountholders. In November 2006, the FDIC adopted final regulations that set the deposit insurance assessment rates that took effect in 2007. The FDIC uses a risk-based assessment system that assigns insured depository institutions to one of four risk categories based on three primary sources of information—supervisory risk ratings for all institutions, financial ratios for most institutions, including the company, and long-term debt issuer ratings for large institutions that have such ratings. The new premium rate structure imposes a minimum assessment of from five to seven cents for every $100 of domestic deposits at institutions that are assigned to the lowest risk category. This category is expected to encompass substantially all insured institutions, including the bank. A one-time assessment credit is available to offset up to 100% of the 2007 assessment. Any remaining credit can be used to offset up to 90% of subsequent annual assessments through 2010. For institutions assigned to higher risk categories, the premium that took effect in 2007 ranges from 10 cents to 43 cents per $100 of deposits.

        The FDIC also collects a deposit-based assessment from insured financial institutions on behalf of The Financing Corporation ("FICO"). The funds from these assessments are used to service debt issued by FICO in its capacity as a financial vehicle for the Federal Savings and Loan Insurance Corporation.

        On October 3, 2008, President George W. Bush signed the Emergency Economic Stabilization Act of 2008, which temporarily raises the basic limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor. The temporary increase in deposit insurance coverage became effective immediately upon the President's signature. The legislation provides that the basic deposit insurance limit will return to $100,000 on December 31, 2009.

         Transactions with Affiliates and Insiders.    The company is a legal entity separate and distinct from the bank and its other subsidiaries. Various legal limitations restrict the bank from lending or otherwise supplying funds to the company or its non-bank subsidiaries. The company and the bank are subject to Sections 23A and 23B of the Federal Reserve Act and Federal Reserve Regulation W. Section 23A of the Federal Reserve Act places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The aggregate of all covered transactions is limited in amount, as to any one affiliate, to 10% of the bank's capital and surplus and, as to all affiliates combined, to 20% of the bank's capital and surplus. Furthermore, within the foregoing limitations as to amount, each covered transaction must meet specified collateral requirements. The bank is forbidden to purchase low quality assets from an affiliate.

        Section 23B of the Federal Reserve Act, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

        Regulation W generally excludes all non-bank and non-savings association subsidiaries of banks from treatment as affiliates, except to the extent that the Federal Reserve Board decides to treat these subsidiaries as affiliates. The regulation also limits the amount of loans that can be purchased by a bank from an affiliate to not more than 100% of the bank's capital and surplus.

        The bank is also subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders, and their related interests. Such extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

         Branching.    Under current South Carolina law, we may open branch offices throughout South Carolina with the prior approval of the South Carolina Board of Financial Institutions. In addition, with prior regulatory approval, the bank will be able to acquire existing banking operations in South Carolina. Furthermore, federal legislation has been passed that permits interstate branching by banks if allowed by state law, and interstate merging by banks. However, South Carolina law, with limited exceptions, currently permits branching across state lines only through interstate mergers.

         Anti-Tying Restrictions.    Under amendments to the Bank Holding Company Act and Federal Reserve regulations, a bank is prohibited from engaging in certain tying or reciprocity arrangements with its customers. In general, a bank may not extend credit, lease, sell property, or furnish any services or fix or vary the consideration for these on the condition that (i) the customer obtain or provide some additional credit, property, or services from or to the bank, the bank holding company or subsidiaries thereof or (ii) the customer may not obtain some other credit, property, or services from a competitor, except to the extent reasonable conditions are imposed to assure the soundness of the credit extended. Certain arrangements are permissible: a bank may offer combined-balance products and may otherwise offer more favorable terms if a customer obtains two or more traditional bank products; and certain foreign transactions are exempt from the general rule. A bank holding company or any bank affiliate also is subject to anti-tying requirements in connection with electronic benefit transfer services.

         Community Reinvestment Act.    The Community Reinvestment Act ("CRA") requires that, in connection with examinations of financial institutions within their respective jurisdictions, a financial institution's primary regulator, which is the FDIC for the bank, shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate income neighborhoods. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on our bank. Additionally, we must publicly disclose the terms of various CRA-related agreements.

         Finance Subsidiaries.    Under the Gramm-Leach-Bliley Act (the "GLBA"), subject to certain conditions imposed by their respective banking regulators, national and state-chartered banks are permitted to form "financial subsidiaries" that may conduct financial or incidental activities, thereby permitting bank subsidiaries to engage in certain activities that previously were impermissible. The GLBA imposes several safeguards and restrictions on financial subsidiaries, including that the parent bank's equity investment in the financial subsidiary be deducted from the bank's assets and tangible equity for purposes of calculating the bank's capital adequacy. In addition, the GLBA imposes new restrictions on transactions between a bank and its financial subsidiaries similar to restrictions applicable to transactions between banks and non-bank affiliates.

         Consumer Protection Regulations.    Activities of the bank are subject to a variety of statutes and regulations designed to protect consumers. Interest and other charges collected or contracted for by the bank are subject to state usury laws and federal laws concerning interest rates. The bank's loan operations are also subject to federal laws applicable to credit transactions, such as the:

  •
  The federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

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  The Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

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  The Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

  •
  The Fair Credit Reporting Act of 1978, as amended by the Fair and Accurate Credit Transactions Act, governing the use and provision of information to credit reporting agencies, certain identity theft protections and certain credit and other disclosures;

  •
  The Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

  •
  The Rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

        The deposit operations of the bank also are subject to:

  •
  the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

  •
  the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that Act, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

         Enforcement Powers.    The bank and its "institution-affiliated parties," including its management, employees, agents, independent contractors, and consultants such as attorneys and accountants and others who participate in the conduct of the financial institution's affairs, are subject to potential civil and criminal penalties for violations of law, regulations or written orders of a government agency. These practices can include the failure of an institution to timely file required reports or the filing of false or misleading information or the submission of inaccurate reports. Civil penalties may be as high as $1,000,000 a day for such violations. Criminal penalties for some financial institution crimes have been increased to 20 years. In addition, regulators are provided with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include the termination of deposit insurance. Furthermore, banking agencies' power to issue cease-and-desist orders were expanded. Such orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate.

         Anti-Money Laundering.    Financial institutions must maintain anti-money laundering programs that include established internal policies, procedures and controls; a designated compliance officer; an ongoing employee training program; and testing of the program by an independent audit function. The company and the bank are also prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and "knowing your customer" in their dealings with foreign financial institutions and foreign customers. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious transactions, and recent laws provide law enforcement authorities with increased access to financial information maintained by banks. Anti-money laundering obligations have been substantially strengthened as a result of the USA Patriot Act, enacted in 2001 and renewed in 2006. Bank regulators routinely examine institutions for compliance with these obligations and are required to consider compliance in connection with the regulatory review of applications. The regulatory authorities have been active in imposing "cease and desist" orders and money penalty sanctions against institutions found to be violating these obligations.

         USA PATRIOT Act.    The USA PATRIOT Act became effective on October 26, 2001, amended, in part, the Bank Secrecy Act, and provides, in part, for the facilitation of information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering by enhancing anti-money laundering and financial transparency laws, as well as enhanced information collection tools and enforcement mechanics for the U.S. government, including: (i) requiring standards for verifying customer identification at account opening; (ii) rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering; (iii) reports by nonfinancial trades and businesses filed with the Treasury Department's Financial Crimes Enforcement Network for transactions exceeding $10,000; and (iv) filing suspicious activities reports by brokers and dealers if they believe a customer may be violating U.S. laws and regulations and requires enhanced due diligence requirements for financial institutions that administer, maintain, or manage private bank accounts or correspondent accounts for non-U.S. persons. Bank regulators routinely examine institutions for compliance with these obligations and are required to consider compliance in connection with the regulatory review of applications.

        Under the USA PATRIOT Act, the Federal Bureau of Investigation ("FBI") can send our banking regulatory agencies lists of the names of persons suspected of involvement in terrorist activities. The bank can be requested, to search its records for any relationships or transactions with persons on those lists. If the bank finds any relationships or transactions, it must file a suspicious activity report and contact the FBI.

        The Office of Foreign Assets Control ("OFAC"), which is a division of the U.S. Department of the Treasury, is responsible for helping to insure that United States entities do not engage in transactions with "enemies" of the United States, as defined by various Executive Orders and Acts of Congress. OFAC has sent, and will send, our banking regulatory agencies lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts. If the bank finds a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze such account, file a suspicious activity report and notify the FBI. The bank has appointed an OFAC compliance officer to oversee the inspection of its accounts and the filing of any notifications. The bank actively checks high-risk OFAC areas such as new accounts, wire transfers and customer files. The bank performs these checks utilizing software, which is updated each time a modification is made to the lists provided by OFAC and other agencies of Specially Designated Nationals and Blocked Persons.

         Privacy and Credit Reporting.    Financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer or when the financial institution is jointly sponsoring a product or service with a nonaffiliated third party. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers. It is the bank's policy not to disclose any personal information unless required by law.

        Like other lending institutions, the bank utilizes credit bureau data in its underwriting activities. Use of such data is regulated under the Federal Credit Reporting Act on a uniform, nationwide basis, including credit reporting, prescreening, sharing of information between affiliates, and the use of credit data. The Fair and Accurate Credit Transactions Act of 2003 (the "FACT Act") authorizes states to enact identity theft laws that are not inconsistent with the conduct required by the provisions of the FACT Act.

         Payment of Dividends.    A South Carolina state bank may not pay dividends from its capital. All dividends must be paid out of undivided profits then on hand, after deducting expenses, including reserves for losses and bad debts. The bank is authorized to pay cash dividends up to 100% of net income in any calendar year without obtaining the prior approval of the South Carolina Board of Financial Institutions, provided that the bank received a composite rating of one or two at the last federal or state regulatory examination. The bank must obtain approval from the South Carolina Board of Financial Institutions prior to the payment of any other cash dividends. In addition, under the FDIC Improvement Act, the bank may not pay a dividend if, after paying the dividend, the bank would be undercapitalized.

         Effect of Governmental Monetary Policies.    Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Board's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board have major effects upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.

         Proposed Legislation and Regulatory Action.    New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of the nation's financial institutions. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

 UNDERWRITING

        We and Sandler O'Neill & Partners, L.P., the underwriter, have entered into an underwriting agreement with respect to the shares of common stock being offered by this prospectus. Subject to the terms and conditions contained in the underwriting agreement, the underwriter has agreed to purchase from us 2,200,000 shares of our common stock.

        The underwriting agreement provides that the obligations of the underwriter are conditional and may be terminated at its discretion based on its assessment of the financial markets. The obligations of the underwriter may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriter is obligated to purchase all of the shares of common stock in this offering if any are purchased, other than those covered by the over-allotment option described below.

Over-Allotment Option

        We have granted the underwriter an option to purchase up to 330,000 additional shares of our common stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discount described below. This option is exercisable for a period of 30 days from the date of this prospectus. We will be obligated to sell additional shares to the underwriter to the extent the option is exercised. The underwriter may exercise this option only to cover over-allotments made in connection with the sale of common stock offered by this prospectus, if any.

Commissions and Expenses

        The following table shows the per share and total underwriting discount that we will pay to the underwriter and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriter's over-allotment option to purchase additional shares.

	Per Share	Total Without Over-Allotment	Total With Over-Allotment
Price to public	$	$	$
Underwriting discount				(1)
Proceeds to us, before expenses				(1)

(1)
The underwriting discount is $        per share, except with respect to up to an aggregate maximum purchase price of $         million reserved for sale to our officers, directors and employees for which the underwriting discount is $        per share.

        We estimate that the total expenses of the offering payable by us, excluding the underwriting discount, will be approximately $470,000. We have agreed to reimburse the underwriter for the reasonable out-of-pocket expenses incurred in connection with the offering, including certain fees and disbursements of underwriter's counsel, up to a maximum of $            .

        The underwriter proposes to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriter may offer the shares of common stock to securities dealers at the public offering price less a concession not in excess of $          per share. The underwriter may allow, and the dealers may re-allow, a discount not in excess of $          per share on sales to other brokers or dealers. If all of the shares are not sold at the public offering price, the underwriter may change the offering price and other selling terms.

        The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described above.

Sales to Our Directors and Employees

        At our request, the underwriter has reserved up to        % of the shares of our common stock offered by this prospectus for sale to our directors and employees at the public offering price set forth on the cover page of this prospectus. These persons must commit to purchase from the underwriter or a selected dealer at the same time as the general public. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares purchased by our directors or executive officers will be subject to a lock-up agreement as described below. We are not making loans to these employees or directors to purchase such shares.

Lock-up Agreements

        We, and each of our executive officers and directors, have agreed, for a period of 180 days after the date of this prospectus, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, or otherwise dispose of or hedge, directly or indirectly, any of our shares of common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock or warrants or other rights to purchase shares of our common stock or other similar securities, without, in each case, the prior written consent of the underwriter. These restrictions are expressly agreed to preclude us, and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise. The 180-day period will be automatically extended if (1) during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to expiration of the 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Listing on NASDAQ Global Market

        Our common stock is listed on The NASDAQ Global Market under the trading symbol "TDBK."

Stabilization

        In connection with this underwriting, the underwriter may engage in stabilizing transactions, over-allotment transactions and syndicate covering transactions.

  •
  Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

  •
  Over-allotment transactions involve sales by the underwriter of shares of common stock in excess of the number of shares the underwriter is obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase shares through exercise of the over-allotment option. If the underwriter sells more shares than could be covered by exercise of the over-allotment option and, therefore, has a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

        These stabilizing transactions, over-allotment transactions and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter makes any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The NASDAQ Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Indemnity

        We have agreed to indemnify the underwriter against specified liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriter may be required to make in respect thereof.

        From time to time, the underwriter has provided, and may continue to provide, financial advisory and investment banking services to us in the ordinary course of their respective businesses, and has received, and may continue to receive, compensation for such services.

LEGAL MATTERS

        Certain legal matters in connection with the shares of common stock offered hereby will be passed upon for Tidelands Bancshares, Inc. by Nelson Mullins Riley & Scarborough LLP, Greenville, South Carolina. Certain legal matters in connection with the offering will be passed upon by Troutman Sanders LLP, Atlanta, Georgia, counsel to the underwriter.

EXPERTS

        Our consolidated balance sheets as of December 31, 2007 and December 31, 2006 and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three year period ended December 31, 2007 have been audited by Elliott Davis LLC, as stated in their report appearing elsewhere herein, and have been so included in reliance on the report of this firm given upon their authority as an expert in accounting and auditing.

 WHERE YOU CAN FIND MORE INFORMATION ABOUT US

        We are subject to the informational requirements of the Securities Exchange Act of 1934 and as required by the Exchange Act we file reports, proxy statements and other information with the SEC. Reports, proxy statements and other information filed by us may be inspected and copied at the Public Reference Room, maintained by the SEC, at 100 F Street, NE, Room 1580, Washington, DC 20549. You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy statements and other information about us.

        The following reports filed with the SEC are incorporated by reference into this prospectus:

  •
  Our annual report on Form 10-KSB for the year ended December 31, 2007, filed with the SEC on March 28, 2008;

  •
  Our quarterly reports on Form 10-Q for the three months ended March 31, 2008 and June 30, 2008, filed with the SEC on May 14, 2008 and August 12, 2008, respectively;

  •
  Our Proxy Statement filed on Schedule 14A on April 11, 2008; and

  •
  All other reports filed with the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act since December 31, 2007 and prior to the date of this Registration Statement.

        Information in documents that is deemed, in accordance with SEC rules, to be furnished and not filed shall not be deemed to be incorporated by reference into this prospectus. Any statement contained in this prospectus, or in a document, all or a portion of which is incorporated by reference, shall be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, any supplement or any document incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus.

        You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or telephoning us at the following address: 875 Lowcountry Blvd, Mount Pleasant, South Carolina 29464. Telephone requests may also be directed to: (843) 388-8433. We maintain an internet site at http://www.tidelandsbank.com which contains information concerning us. The information contained on our internet site is not incorporated by reference in this prospectus and should not be considered a part of this prospectus.

        We have filed with the SEC a registration statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information included in the Registration Statement. For further information about us and the shares of common stock offered by this prospectus, please refer to the Registration Statement and its exhibits. You may obtain a copy of the Registration Statement through the public reference facilities of the SEC described above. You may also access a copy of the Registration Statement by means of the SEC's website at http://www.sec.gov.

 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

TIDELANDS BANCSHARES, INC. AND SUBSIDIARY
Financial Statements (Unaudited)
Consolidated Balance Sheets—June 30, 2008 and December 31, 2007	F-2
Consolidated Statements of Operations—Six and Three months ended June 30, 2008 and 2007	F-3
Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income—Six months ended June 30, 2008 and 2007	F-4
Consolidated Statements of Cash Flows—Six months ended June 30, 2008 and 2007	F-5
Notes to Consolidated Financial Statements	F-6–F-17

Tidelands Bancshares, Inc. and Subsidiary

Consolidated Balance Sheets

	June 30, 2008	December 31, 2007
	(Unaudited)	(Audited)
Assets:
Cash and cash equivalents:
Cash and due from banks	$2,964,503	$724,957
Federal funds sold	7,625,000	1,945,000

Total cash and cash equivalents	10,589,503	2,669,957

Securities available for sale	120,647,662	88,036,109
Nonmarketable equity securities	2,196,140	2,060,940

Total securities	122,843,802	90,097,049

Mortgage loans held for sale	655,967	1,426,800
Loans receivable	432,986,674	391,349,869
Less allowance for loan losses	4,763,165	4,158,324

Loans, net	428,223,509	387,191,545

Premises, furniture and equipment, net	19,587,077	17,759,388
Accrued interest receivable	3,049,974	3,164,124
Bank owned life insurance	13,077,047	7,849,156
Other assets	3,694,244	2,111,572

Total assets	$601,721,123	$512,269,591

Liabilities:
Deposits:
Noninterest-bearing transaction accounts	$12,649,686	$10,191,152
Interest-bearing transaction accounts	25,566,735	8,460,166
Savings and money market	152,436,066	199,833,835
Time deposits $100,000 and over	71,573,801	29,876,086
Other time deposits	224,641,285	139,808,202

Total deposits	486,867,573	388,169,441

Securities sold under agreements to repurchase	30,000,000	41,040,000
Junior subordinated debentures	14,434,000	8,248,000
Advances from Federal Home Loan Bank	25,000,000	29,000,000
ESOP borrowings	2,750,000	2,427,500
Accrued interest payable	1,505,727	1,341,161
Other liabilities	1,604,979	1,088,319

Total liabilities	562,162,279	471,314,421

Commitments and contingencies	—	—
Shareholders' equity:
Preferred stock, $.01 par value, 10,000,000 shares authorized, none issued	—	—
Common stock, $.01 par value, 10,000,000 shares authorized; 4,277,176 and 4,277,176 shares issued and outstanding at June 30, 2008 and December 31, 2007, respectively	42,772	42,772
Unearned ESOP shares	(2,721,340)	(2,427,500)
Capital surplus	43,118,044	42,788,666
Retained earnings (deficit)	(415,635)	49,164
Accumulated other comprehensive income (loss)	(464,997)	502,068

Total shareholders' equity	39,558,844	40,955,170

Total liabilities and shareholders' equity	$601,721,123	$512,269,591

The accompanying notes are an integral part of the consolidated financial statements.

Tidelands Bancshares, Inc. and Subsidiary

Consolidated Statements of Operations

For the six and three months ended June 30, 2008 and 2007

(Unaudited)

	Six Months Ended June 30,		Three Months Ended June 30,
	2008	2007	2008	2007
Interest income:
Loans, including fees	$13,783,616	$12,983,547	$6,677,908	$6,823,373
Securities available for sale, taxable	2,481,591	968,042	1,314,734	499,233
Securities available for sale, non-taxable	149,486	159,092	70,679	102,516
Federal funds sold	187,876	432,126	125,499	280,768
Other interest income	1,914	4,146	576	2,938

Total interest income	16,604,483	14,546,953	8,189,396	7,708,828

Interest expense:
Time deposits $100,000 and over	951,913	185,725	546,163	89,725
Other deposits	7,253,837	7,343,465	3,433,765	4,072,976
Other borrowings	1,503,883	1,054,455	666,278	485,864

Total interest expense	9,709,633	8,583,645	4,646,206	4,648,565

Net interest income	6,894,850	5,963,308	3,543,190	3,060,263
Provision for loan losses	777,000	1,025,000	314,000	510,000

Net interest income after provision for loan losses	6,117,850	4,938,308	3,229,190	2,550,263

Noninterest income:
Service charges on deposit accounts	18,312	17,076	8,755	9,270
Residential mortgage origination income	280,128	442,984	139,814	201,156
Gain on sale of securities available for sale	32,154	2,864	—	—
Gain on sale of real estate	23,351	—	2,832	—
Other service fees and commissions	149,935	85,014	86,616	43,982
Bank owned life insurance	226,229	143,460	129,229	73,515
Other	14,786	8,632	9,581	3,940

Total noninterest income	744,895	700,030	376,827	331,863

Noninterest expense:
Salaries and employee benefits	4,404,340	3,207,462	2,289,191	1,698,092
Net occupancy	659,784	380,338	334,427	205,157
Furniture and equipment	334,099	174,684	176,574	92,260
Other operating	2,279,801	1,668,756	1,232,785	962,199

Total noninterest expense	7,678,024	5,431,240	4,032,977	2,957,708

Income (loss) before income taxes	(815,279)	207,098	(426,960)	(75,582)
Income tax expense (benefit)	(350,480)	79,000	(195,480)	(28,000)

Net income (loss)	$(464,799)	$128,098	$(231,480)	$(47,582)

Earnings (loss) per common share
Basic earnings (loss) per share	$(0.12)	$0.03	$(0.06)	$(0.01)

Diluted earnings (loss) per share	$(0.11)	$0.03	$(0.06)	$(0.01)

Weighted average common shares outstanding
Basic	4,056,416	4,274,466	4,044,186	4,276,468

Diluted	4,073,489	4,274,466	4,053,326	4,276,468

The accompanying notes are an integral part of the consolidated financial statements.

Tidelands Bancshares, Inc. and Subsidiary

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income

For the six months ended June 30, 2008 and 2007

(Unaudited)

	Common Stock					Accumulated other comprehensive income (loss)
			Unearned ESOP Shares	Capital surplus	Retained earnings (deficit)
	Shares	Amount					Total
Balance, December 31, 2006	4,272,385	$42,724	$—	$42,045,551	$(364,140)	$96,319	$41,820,454
Proceeds from exercise of stock options	4,266	43		38,106			38,149
Stock based compensation expense				346,324			346,324
Net income					128,098		128,098
Other comprehensive loss, net of taxes of $478,179						(779,821)	(779,821)

Comprehensive loss							(651,723)

Balance, June 30, 2007	4,276,651	$42,767	$—	$42,429,981	$(236,042)	$(683,502)	$41,553,204

Balance, December 31, 2007	4,277,176	$42,772	$(2,427,500)	$42,788,666	$49,164	$502,068	$40,955,170
Allocation of unearned ESOP shares				(32,788)			(32,788)
Stock based compensation expense				362,166			362,166
Guarantee of ESOP borrowings, net of current year repayments			(293,840)				(293,840)
Net loss					(464,799)		(464,799)
Other comprehensive loss, net of taxes of $592,718						(967,065)	(967,065)

Comprehensive loss							(1,431,864)

Balance, June 30, 2008	4,277,176	$42,772	$(2,721,340)	$43,118,044	$(415,635)	$(464,997)	$39,558,844

The accompanying notes are an integral part of the consolidated financial statements.

Tidelands Bancshares, Inc. and Subsidiary

Consolidated Statements of Cash Flows

For the six months ended June 30, 2008 and 2007

(Unaudited)

	2008	2007
Cash flows from operating activities:
Net income (loss)	$(464,799)	$128,098
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	777,000	1,025,000
Depreciation and amortization expense	412,828	168,617
Discount accretion and premium amortization	(32,569)	(12,685)
Stock based compensation expense	362,166	346,324
(Increase) decrease in deferred income tax	(546,498)	118,772
Proceeds from sale of residential mortgages	21,503,185	29,389,784
Disbursements for residential mortgages held-for-sale	(20,732,352)	(28,994,107)
Increase (decrease) in accrued interest receivable	114,150	(436,324)
Increase in accrued interest payable	164,567	20,669
Increase in cash surrender value of life insurance	(226,229)	(143,460)
Gain from sale of securities available for sale	(32,154)	(2,864)
Increase in other assets	(443,457)	(113,180)
Decrease in other liabilities	340,614	60,571

Net cash provided by operating activities	1,196,452	1,555,215

Cash flows from investing activities:
Purchases of nonmarketable equity securities	(135,200)	—
Purchases of securities available for sale	(43,160,893)	(14,989,964)
Proceeds from sales of securities available for sale	5,278,866	4,548,506
Proceeds from calls and maturities of securities available for sale	3,775,414	344,797
Net increase in loans receivable	(41,808,964)	(68,412,225)
Purchase of premises, furniture and equipment, net	(2,240,517)	(7,475,723)
Purchase of bank owned life insurance	(5,001,662)	—

Net cash used by investing activities	(83,292,956)	(85,984,609)

Cash flows from financing activities:
Net increase (decrease) in demand deposits, interest-bearing transaction accounts and savings accounts	(27,832,667)	55,683,395
Net increase in certificates of deposit and other time deposits	126,530,798	35,491,007
Decrease in securities sold under agreements to repurchase	(11,040,000)	—
Repayment of FHLB advances	(4,000,000)	—
Proceeds from junior subordinated debentures	6,186,000	—
Proceeds from ESOP borrowings	472,500	—
Repayment of ESOP borrowings	(150,000)	—
Increase in unearned ESOP shares	(326,628)	—
Proceeds from other borrowings	176,047	—
Proceeds from exercise of stock options	—	38,149

Net cash provided by financing activities	90,016,050	91,212,551

Net increase in cash and cash equivalents	7,919,546	6,783,157
Cash and cash equivalents, beginning of period	2,669,957	5,413,995

Cash and cash equivalents, end of period	$10,589,503	$12,197,152

Cash paid during the period for:
Income taxes	$—	$122,107

Interest	$9,545,067	$8,562,976

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1—BASIS OF PRESENTATION

        The accompanying financial statements have been prepared in accordance with the requirements for interim financial statements and, accordingly, they are condensed and omit disclosures, which would substantially duplicate those contained in the most recent annual report on Form 10-KSB. The financial statements, as of June 30, 2008 and for the interim periods ended June 30, 2008 and 2007, are unaudited and, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation. Operating results for the six months ended June 30, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008. The financial information as of December 31, 2007 has been derived from the audited financial statements as of that date. For further information, refer to the financial statements and the notes included in the Company's 2007 Annual Report on Form 10-KSB.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Organization—Tidelands Bancshares, Inc. (the "Company") was incorporated on January 31, 2002 to serve as a bank holding company for its subsidiary, Tidelands Bank (the "Bank"). The Company operated as a development stage company from January 31, 2002 to October 5, 2003. Tidelands Bank commenced business on October 6, 2003. The principal business activity of the Bank is to provide banking services to domestic markets, principally in Charleston, Dorchester, Berkeley, Horry and Beaufort counties in South Carolina. The Bank is a state-chartered commercial bank, and its deposits are insured by the Federal Deposit Insurance Corporation. The consolidated financial statements include the accounts of the parent company and its wholly-owned subsidiary after elimination of all significant intercompany balances and transactions. On February 22, 2006, the Company formed Tidelands Statutory Trust I for the purpose of issuing trust preferred securities. In accordance with current accounting guidance, the Trust is not consolidated in these financial statements. On June 20, 2008, the Company formed Tidelands Statutory Trust II for the purpose of issuing trust preferred securities. In accordance with current accounting guidance, the Trust is not consolidated in these financial statements.

         Management's Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

        Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans, including valuation allowances for impaired loans, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties. Management must also make estimates in determining the estimated useful lives and methods for depreciating premises and equipment.

        While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Recently Issued Accounting Pronouncements—The following is a summary of recent authoritative pronouncements that could impact the accounting, reporting, and/or disclosure of financial information by the Company.

        In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," ("SFAS 141(R)") which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141(R) is effective for acquisitions by the Company taking place on or after January 1, 2009. Early adoption is prohibited. Accordingly, a calendar year-end company is required to record and disclose business combinations following existing accounting guidance until January 1, 2009. The Company will assess the impact of SFAS 141(R) if and when a future acquisition occurs.

        In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Before this statement, limited guidance existed for reporting noncontrolling interests (minority interest). As a result, diversity in practice exists. In some cases minority interest is reported as a liability and in others it is reported in the mezzanine section between liabilities and equity. Specifically, SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financials statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interests. SFAS 160 is effective for the Company on January 1, 2009. Earlier adoption is prohibited. The Company is currently evaluating the impact, if any, the adoption of SFAS 160 will have on its financial position, results of operations and cash flows.

        In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities and thereby improving the transparency of financial reporting. It is intended to enhance the current disclosure framework in SFAS 133 by requiring that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. This disclosure better conveys the purpose of derivative use in terms of the risks that the entity is intending to manage. SFAS 161 is effective for the Company on January 1, 2009. This pronouncement does not impact accounting measurements but will result in additional disclosures if the Company is involved in material derivative and hedging activities at that time.

        In February 2008, the FASB issued FASB Staff Position No. 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions" ("FSP 140-3"). This FSP provides guidance on accounting for a transfer of a financial asset and the transferor's repurchase financing of the asset. This FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under SFAS No. 140. However, if certain

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

criteria are met, the initial transfer and repurchase financing are not evaluated as a linked transaction and are evaluated separately under Statement 140. FSP 140-3 will be effective for financial statements issued for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years and earlier application is not permitted. Accordingly, this FSP is effective for the Company on January 1, 2009. The Company is currently evaluating the impact, if any, the adoption of FSP 140-3 will have on its financial position, results of operations and cash flows.

        In April 2008, the FASB issued FASB Staff Position No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"). This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets". The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R), "Business Combinations," and other U.S. generally accepted accounting principles. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years and early adoption is prohibited. Accordingly, this FSP is effective for the Company on January 1, 2009. The Company does not believe the adoption of FSP 142-3 will have a material impact on its financial position, results of operations or cash flows.

        In May, 2008, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 162, "The Hierarchy of Generally Accepted Accounting Principles," ("SFAS No. 162"). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). SFAS No. 162 will be effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board's amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." The FASB has stated that it does not expect SFAS No. 162 will result in a change in current practice. The application of SFAS No. 162 will have no effect on the Company's financial position, results of operations or cash flows.

        In June, 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities," ("FSP EITF 03-6-1"). The Staff Position provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and must be included in the earnings per share computation. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period earnings per share data presented must be adjusted retrospectively. Early application is not permitted. The adoption of this Staff Position will have no material effect on the Company's financial position, results of operations or cash flows.

        Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations and cash flows.

NOTE 3—COMPREHENSIVE INCOME

        The change in the components of other comprehensive income and related tax effects are as follows for the six and three months ended June 30, 2008 and 2007:

	Six months ended June 30,		Three months ended June 30,
	2008	2007	2008	2007
Change in unrealized gains (losses) on securities available-for-sale	$(1,527,629)	$(1,255,136)	$(2,439,970)	$(1,269,504)
Reclassification adjustment for gains realized in net income	32,154	2,864	—	—

Net change in unrealized gains (losses) on securities	(1,559,783)	(1,258,000)	(2,439,970)	(1,269,504)
Tax effect	592,718	478,179	927,190	482,410

Net-of-tax amount	$(967,065)	$(779,821)	$(1,512,780)	$(787,094)

NOTE 4—FAIR VALUE MEASUREMENTS

        Effective January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements" ("SFAS 157") which provides a framework for measuring and disclosing fair value under generally accepted accounting principles. SFAS 157 requires disclosures about the fair value of assets and liabilities recognized in the balance sheet in periods subsequent to initial recognition, whether the measurements are made on a recurring basis (for example, available for sale investment securities) or on a nonrecurring basis (for example, impaired loans).

        SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as U.S. Treasuries and money market funds
Level 2

Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, mortgage backed securities, municipal bonds and corporate debt securities, and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain derivative contracts and impaired loans.

NOTE 4—FAIR VALUE MEASUREMENTS (Continued)

Level 3
Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

        Assets and liabilities measured at fair value on a recurring basis are as follows as of June 30, 2008:

	Quoted market price in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Available for sale investment securities	$—	$120,647,662	$—
Mortgage loans held for sale	—	655,967	—

Total	$—	$121,303,629	$—

        The Company is predominantly an asset based lender with real estate serving as collateral on a substantial majority of loans. Loans which are deemed to be impaired are primarily valued at the fair values of the underlying real estate collateral. Such fair values are obtained using independent appraisals, which the Company considers to be level 2 inputs. The aggregate carrying amount of impaired loans at June 30, 2008 was $2.9 million.

        FASB Staff Position No. FAS 157-2 delays the implementation of SFAS 157 until the first quarter of 2009 with respect to goodwill, other intangible assets, real estate and other assets acquired through foreclosure and other non-financial assets measured at fair value on a nonrecurring basis.

        The Company has no assets or liabilities whose fair values are measured using level 3 inputs.

NOTE 5—CASH AND DUE FROM BANKS

        The Company maintains cash balances with its correspondent banks to meet reserve requirements determined by the Federal Reserve. At June 30, 2008 and December 31, 2007, the reserve requirement was met by the cash balance in the vault.

NOTE 6—INVESTMENT SECURITIES

        The amortized cost and estimated fair values of securities available for sale were:

		Gross Unrealized
	Amortized Cost			Estimated Fair Value
		Gains	Losses
June 30, 2008
U.S. government agencies	$14,032,160	$84,580	$3,876	$14,112,864
Government-sponsored enterprises	48,717,817	231,811	321,566	48,628,062
Mortgage-backed securities	46,879,302	57,440	271,652	46,665,090
Municipals	7,187,055	5,744	131,653	7,061,146
Preferred stocks	4,599,286	—	418,786	4,180,500

Total	$121,415,620	$379,575	$1,147,533	$120,647,662

December 31, 2007
U.S. government agencies	$14,033,960	$229,275	$—	$14,263,235
Government-sponsored enterprises	33,237,738	417,287	1,002	33,654,023
Mortgage-backed securities	23,979,241	269,183	1,121	24,247,303
Municipals	12,440,346	23,629	64,341	12,399,634
Preferred stocks	3,553,000	71,914	153,000	3,471,914

Total	$87,244,285	$1,011,288	$219,464	$88,036,109

        The amortized cost and estimated fair values of investment securities at June 30, 2008, by contractual maturity dates, are shown in the following chart. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty. Mortgage-backed securities are presented as a separate line item since pay downs are expected before contractual maturity dates.

	Amortized Cost	Fair Value
Due within one year	$—	$—
Due after one year through five years	500,000	510,218
Due after five years through ten years	17,347,587	17,442,951
Due after ten years	56,688,731	56,029,403

Subtotal	74,536,318	73,982,572
Mortgage-backed securities	46,879,302	46,665,090

Total Securities	$121,415,620	$120,647,662

        At June 30, 2008 and December 31, 2007, investment securities with book values of $42,073,383 and $52,472,339 and market values of $42,154,848 and $53,110,819, respectively, were pledged as collateral for securities sold under agreements to repurchase and Federal Home Loan Bank advances. Gross proceeds from the sale of investment securities totaled $5,278,866 and $12,514,016, resulting in a realized gain of $32,154 and $37,637 for the six months ending June 30, 2008 and twelve months ending December 31, 2007, respectively.

        For investments where fair value is less than amortized cost the following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2008 and December 31, 2007.

NOTE 6—INVESTMENT SECURITIES (Continued)

	Less than Twelve months		Twelve months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
June 30, 2008
U.S. government agencies	$2,008,284	$3,876	$—	$—	$2,008,284	$3,876
Government-sponsored enterprises	14,757,819	321,566	—	—	14,757,819	321,566
Mortgage-backed securities	33,740,217	271,652	—	—	33,740,217	271,652
Municipals	6,386,904	131,653	—	—	6,386,904	131,653
Preferred stocks	3,952,500	193,786	228,000	225,000	4,180,500	418,786

	$60,845,724	$922,533	$228,000	$225,000	$61,073,724	$1,147,533

	Less than Twelve months		Twelve months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
December 31, 2007
U.S. government agencies	$—	$—	$—	$—	$—	$—
Government-sponsored enterprises	959,510	214	1,472,299	788	2,431,809	1,002
Mortgage-backed securities	1,537,576	1,121	—	—	1,537,576	1,121
Municipals	5,843,156	50,535	1,346,625	13,806	7,189,781	64,341
Preferred stocks	300,000	153,000	—	—	300,000	153,000

	$8,640,242	$204,870	$2,818,924	$14,594	$11,459,166	$219,464

        Securities classified as available for sale are recorded at fair market value. Of the securities in an unrealized loss position, there was one security in a continuous loss position for 12 months or more at June 30, 2008. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and is not in the credit quality of the issuer and therefore, these losses are not considered other-than-temporary.

        Nonmarketable equity securities include the cost of the Company's investment in the stock of the Federal Home Loan Bank and $151,640 of stock in community bank holding companies for both periods ending June 30, 2008 and December 31, 2007, respectively. The Federal Home Loan Bank stock has no quoted market value and no ready market exists. Investment in the Federal Home Loan Bank is a condition of borrowing from the Federal Home Loan Bank, and the stock is pledged to collateralize such borrowings. At June 30, 2008 and December 31, 2007, the Company's investment in Federal Home Loan Bank stock was $2,044,500 and $1,909,300, respectively.

NOTE 7—LOANS RECEIVABLE

        Major classifications of loans receivable are summarized as follows for the periods ended June 30, 2008 and December 31, 2007:

	2008	2007
Real estate—construction	$177,473,269	$159,814,556
Real estate—mortgage	223,253,637	204,068,162
Commercial and industrial	27,636,098	24,349,662
Consumer and other	4,896,479	3,466,949
Deferred origination fees, net	(272,809)	(349,460)

Total loans receivable, gross	432,986,674	391,349,869
Less allowance for loan loss	4,763,165	4,158,324

Total loans receivable, net	$428,223,509	$387,191,545

        The composition of gross loans by rate type is as follows for the periods ended June 30, 2008 and December 31, 2007:

	2008	2007
Variable rate loans	$242,461,047	$221,524,585
Fixed rate loans	190,525,627	169,825,284

Total gross loans	$432,986,674	$391,349,869

        Transactions in the allowance for loan losses are summarized below for the periods ended June 30, 2008 and 2007:

	2008	2007
Balance, beginning of year	$4,158,324	$3,467,000
Provision charged to operations	777,000	1,025,000
Net loan charge offs	(172,659)	(222,106)
Net loan recoveries	500	—

Balance, end of year	$4,763,165	$4,269,894

Gross loans outstanding, end of period	$432,986,674	$341,400,247

        The allowance for loan losses, as a percent of gross loans outstanding, was 1.10% and 1.25% for periods ending June 30, 2008 and 2007, respectively. At June 30, 2008, the Bank had eleven loans totaling $2,901,061, or 0.67% of gross loans, in nonaccrual status. At December 31, 2007, the Bank had three loans totaling $389,095, or 0.10% of gross loans, in nonaccrual status. Furthermore, there were no loans contractually past due 90 days or more and still accruing interest at June 30, 2008 or December 31, 2007. During the period ending June 30, 2008, the Bank held one property in other real estate owned totaling $90,000 and subsequently sold the property on April 17, 2008 without any loss to the bank. The Bank did not possess any other real estate owned during the period ending December 31, 2007. At June 30, 2008, the Bank had eleven impaired loans totaling $2,901,061 compared to $389,095 at December 31, 2007. Our analysis of SFAS No. 5, Accounting for Contingencies, and SFAS No. 114, Accounting by Creditors for Impairment of a Loan indicates that the level of the allowance for loan losses is appropriate to cover estimated credit losses on individually evaluated loans as well as estimated credit losses inherent in the remainder of the portfolio.

NOTE 8—DEPOSITS

        At June 30, 2008, the scheduled maturities of certificates of deposit were as follows:

Maturing:	Amount
Remaining through 2008	$154,699,699
2009	96,989,726
2010	38,829,384
2011	4,558,460
2012	872,272
Thereafter	265,545

Total	$296,215,086

NOTE 9—JUNIOR SUBORDINATED DEBENTURES

        On February 22, 2006, Tidelands Statutory Trust (the "Trust I"), a non-consolidated subsidiary of the Company, issued and sold floating rate capital securities of the trust (the "Trust I Securities"), generating proceeds of $8.0 million. The Trust I loaned these proceeds to the Company to use for general corporate purposes, primarily to provide capital to the Bank. The debentures qualify as Tier 1 capital under Federal Reserve Board guidelines.

        The Trust I Securities in the transaction accrue and pay distributions quarterly at a rate per annum equal to the three-month LIBOR plus 1.38%, which was 4.08% at June 30, 2008. The distribution rate payable on the Trust I Securities is cumulative and payable quarterly in arrears. The Company has the right, subject to events of default, to defer payments of interest on the Trust I Securities for a period not to exceed 20 consecutive quarterly periods, provided that no extension period may extend beyond the maturity date of March 30, 2036. The Company has no current intention to exercise its right to defer payments of interest on the Trust I Securities.

        The Trust I Securities mature or are mandatorily redeemable upon maturity on March 30, 2036 or upon earlier optional redemption as provided in the indenture. The Company has the right to redeem the Trust I Securities in whole or in part, on or after March 30, 2011. The Company may also redeem the Trust I Securities prior to such dates upon occurrence of specified conditions and the payment of a redemption premium.

        On June 20, 2008, Tidelands Statutory Trust II (the "Trust II"), a non-consolidated subsidiary of the Company, issued and sold floating rate capital securities of the trust (the "Trust II Securities"), generating proceeds of $6.0 million. The Trust II loaned these proceeds to the Company to use for general corporate purposes, primarily to provide capital to the Bank. A portion of the debentures qualifies as Tier 1, and the remaining portion qualifies as Tier 2 capital, under Federal Reserve Board guidelines.

        The Trust II Securities accrue and pay distributions quarterly at a rate equal to (i) 9.425% fixed for the first 5 years, and (ii) the three-month LIBOR rate plus 5.075% thereafter. The distribution rate payable on the Trust II Securities is cumulative and payable quarterly in arrears. The Company has the right, subject to events of default, to defer payments of interest on the Trust II Securities for a period not to exceed 20 consecutive quarterly periods, provided that no extension period may extend beyond the maturity date of June 30, 2038. The Company has no current intention to exercise its right to defer payments of interest on the Trust II Securities.

        The Trust II Securities mature or are mandatorily redeemable upon maturity on June 30, 2038 or upon earlier optional redemption as provided in the indenture. The Company has the right to redeem

NOTE 9—JUNIOR SUBORDINATED DEBENTURES (Continued)

the Trust II Securities in whole or in part, on or after June 30, 2013. The Company may also redeem the Trust II Securities prior to such dates upon occurrence of specified conditions and the payment of a redemption premium.

NOTE 10—COMMITMENTS AND CONTINGENCIES

        The Company is subject to claims and lawsuits which arise primarily in the ordinary course of business. Management is not aware of any legal proceedings which they believe would reasonably be expected to have a material adverse effect on the financial position or operating results of the Company.

NOTE 11—EARNINGS (LOSS) PER SHARE

        Basic net income (loss) per share are computed by dividing net income by the weighted-average number of common shares outstanding. Diluted net income (loss) per share is computed by dividing net income by the weighted-average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock options.

        Basic and diluted net income (loss) per share are computed below for the six and three months ended June 30, 2008 and 2007:

	Six Months Ended June 30,		Three Months Ended June 30,
	2008	2007	2008	2007
Basic earnings (loss) per share computation:
Net income (loss) available to common shareholders	$(464,799)	$128,098	$(231,480)	$(47,582)

Average common shares outstanding—basic	4,056,416	4,274,466	4,044,186	4,276,468

Basic earnings (loss) per share	$(0.12)	$0.03	$(0.06)	$(0.01)

Diluted earnings (loss) per share computation:
Net income (loss) available to common shareholders	$(464,799)	$128,098	$(231,480)	$(47,582)

Average common shares outstanding—basic	4,056,416	4,274,466	4,044,186	4,276,468
Incremental shares from assumed conversions: Stock options	17,073	—	9,140	—

Average common shares outstanding—diluted	4,073,489	4,274,466	4,053,326	4,276,468

Diluted earnings (loss) per share	$(0.11)	$0.03	$(0.06)	$(0.01)

NOTE 12—REGULATORY MATTERS

        The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct adverse material effect on the Company's or Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The

NOTE 12—REGULATORY MATTERS (Continued)

Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

        Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available for sale, minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

        The Company and Bank are also required to maintain capital at a minimum level based on total assets, which is known as the leverage ratio. Only the strongest institutions are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios 1% to 2% above the minimum.

        As of June 30, 2008 and December 31, 2007, management believes it is categorized as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events that management believes have changed the Company's and Bank's category.

        The following table summarizes the capital amounts and ratios of the Company and the regulatory minimum requirements at June 30, 2008 and December 31, 2007:

	Actual		For Capital Adequacy Purposes		To Be Well- Capitalized Under Prompt Corrective Action Provisions
Tidelands Bancshares, Inc.	Amount	Ratio	Amount	Ratio	Amount	Ratio
June 30, 2008
Total capital (to risk-weighted assets)	$53,785,000	11.44%	$46,973,300	10.00%	N/A	N/A
Tier 1 capital (to risk-weighted assets)	46,117,000	9.81%	28,183,980	6.00%	N/A	N/A
Tier 1 capital (to average assets)	46,117,000	7.92%	29,096,300	5.00%	N/A	N/A
December 31, 2007
Total capital (to risk-weighted assets)	$51,493,000	12.39%	$41,667,700	10.00%	N/A	N/A
Tier 1 capital (to risk-weighted assets)	47,335,000	11.39%	25,000,620	6.00%	N/A	N/A
Tier 1 capital (to average assets)	47,335,000	9.58%	24,759,200	5.00%	N/A	N/A

NOTE 12—REGULATORY MATTERS (Continued)

        The following table summarizes the capital amounts and ratios of the Bank and the regulatory minimum requirements at June 30, 2008 and December 31, 2007:

	Actual		For Capital Adequacy Purposes		To Be Well- Capitalized Under Prompt Corrective Action Provisions
Tidelands Bank	Amount	Ratio	Amount	Ratio	Amount	Ratio
June 30, 2008
Total capital (to risk-weighted assets)	$58,594,000	12.47%	$37,578,640	8.00%	$46,973,300	10.00%
Tier 1 capital (to risk-weighted assets)	53,831,000	11.46%	18,789,320	4.00%	28,183,980	6.00%
Tier 1 capital (to average assets)	53,831,000	9.25%	23,277,040	4.00%	29,096,300	5.00%
December 31, 2007
Total capital (to risk-weighted assets)	$53,318,000	12.80%	$33,334,160	8.00%	$41,667,700	10.00%
Tier 1 capital (to risk-weighted assets)	49,160,000	11.80%	16,667,080	4.00%	25,000,620	6.00%
Tier 1 capital (to average assets)	49,160,000	9.93%	19,807,360	4.00%	24,759,200	5.00%

NOTE 13—UNUSED LINES OF CREDIT

        As of June 30, 2008, the Company had unused lines of credit to purchase federal funds from unrelated banks totaling $32.5 million. These lines of credit are available on a one to 14 day basis for general corporate purposes. In addition to these credit lines, unused credit availability at the Federal Home Loan Bank amounted to $9.8 million at June 30, 2008.

NOTE 14—SHAREHOLDERS' EQUITY

         Restrictions on Dividends—South Carolina banking regulations restrict the amount of dividends that can be paid to shareholders. All of the Bank's dividends to Tidelands Bancshares, Inc. are payable only from the undivided profits of the Bank. The Bank is authorized to pay cash dividends up to 100% of net income in any calendar year without obtaining the prior approval of the Commissioner of Banking provided that the Bank received a composite rating of one or two at the last Federal or State regulatory examination. Under Federal Reserve Board regulations, the amounts of loans or advances from the Bank to the parent company are also restricted.

NOTE 15—EMPLOYEE STOCK OWNERSHIP PLAN

        On May 17, 2007, the Company announced the formation of the Tidelands Bancshares, Inc. Employee Stock Ownership Plan ("ESOP"), a non-contributory plan, for its employees. The ESOP will purchase shares of the Company's common stock on the open market from time to time with funds borrowed from a loan from a third party lender. As of June 30, 2008, the ESOP has purchased 241,916 outstanding shares. All employees of the Company meeting certain tenure requirements are entitled to participate in the ESOP. Compensation expense related to the ESOP was $185,437 for the six months ended June 30, 2008. At June 30, 2008, the ESOP has outstanding loans amounting to $2,750,000 at a variable rate of 4.00%.

2,200,000 Shares

Common Stock

PROSPECTUS

                2008

 PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee.

Amount to be Paid
SEC Registration Fee	$586.63
Printing and Engraving Expenses	$60,000.00
Legal Fees and Expenses	$325,000.00
Accounting Fees and Expenses	$40,000.00
Miscellaneous	$44,413.37

TOTAL	$470,000.00

Item 14.    Indemnification of Directors and Officers.

        Our articles of incorporation contain a provision which, subject to certain exceptions described below, eliminates the liability of a director or an officer to us or our shareholders for monetary damages for any breach of duty as a director or officer.

        Under our bylaws, we must indemnify any person who becomes subject to a lawsuit or proceeding by reason of service as a director of the company or the bank or any other corporation which the person served as a director at our request. Except as noted in the next paragraph, directors are entitled to be indemnified against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding. Our directors are also entitled to have us advance any such expenses prior to final disposition of the proceeding, upon delivery of a written affirmation by the director of his good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay the amounts advanced if it is ultimately determined that the standard of conduct has not been met.

        Under our articles of incorporation and bylaws, indemnification will be disallowed for (i) any breach of the director's duty of loyalty; (ii) acts or omissions not in good faith or which involve gross negligence, intentional misconduct, or a knowing violation of law; (iii) liability imposed under Section 33-8-330 of the South Carolina Business Corporation Act of 1988; and (iv) any transaction from which the director derived an improper personal benefit. In addition to the articles of incorporation and bylaws, Section 33-8-520 of the South Carolina Business Corporation Act requires that "a corporation indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding." The statute also provides that upon application of a director a court may order indemnification if it determines that the director is entitled to such indemnification under the applicable statutory standard.

        Our board of directors also has the authority to extend to officers, employees, and agents the same indemnification rights held by directors, subject to all of the accompanying conditions and obligations. The board of directors has extended indemnification rights to all of our executive officers.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Item 15.    Recent Sales of Unregistered Securities.

        None.

Item 16.    Exhibits and Financial Statement Schedules.

1.1	Form of Underwriting Agreement.
3.1

Amended and Restated Articles of Incorporation of Tidelands Bancshares, Inc. as of June 10, 2008 (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed on June 16, 2008).
3.2	Amended and Restated Bylaws of Tidelands Bancshares, Inc. as of June 16, 2008 (incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K filed on June 16, 2008).
4.1	Indenture between Tidelands Bancshares, Inc. and Wilmington Trust Company, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on June 26, 2008).
4.2
Junior Subordinated Indenture between Tidelands Bancshares, Inc. and Wilmington Trust Company, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on February 22, 2006).
4.3	Form of certificate of common stock (incorporated by reference as Exhibit 4.2 to the Company's Form SB-2 filed with the SEC, File No. 333-97035).
5.1	Opinion of Nelson Mullins Riley and Scarbrough, LLP regarding legality of securities.
10.1	Employment Agreement of Robert H. Mathewes Jr. (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.2	Employment Agreement of Robert E. Coffee Jr. (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.3	Employment Agreement of Alan W. Jackson (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.4	Employment Agreement of Thomas H. Lyles (incorporated by reference to Exhibit 10.12 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.5	Employment Agreement of Milon C. Smith (incorporated by reference to Exhibit 10.13 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.6	Salary Continuation Agreement of Robert E. Coffee Jr. (incorporated by reference to Exhibit 10.14 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.7	Salary Continuation Agreement of Robert H. Mathewes Jr. (incorporated by reference to Exhibit 10.15 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.8	Salary Continuation Agreement of Alan W. Jackson (incorporated by reference to Exhibit 10.16 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.9	Salary Continuation Agreement of Thomas H. Lyles (incorporated by reference to Exhibit 10.17 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.10	Salary Continuation Agreement of Milon C. Smith (incorporated by reference to Exhibit 10.18 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.11	Endorsement Split Dollar Agreement of Robert E. Coffee Jr. (incorporated by reference to Exhibit 10.19 of the Company's Current Report on Form 8-K filed on May 7, 2008).

10.12	Endorsement Split Dollar Agreement of Robert H. Mathewes Jr. (incorporated by reference to Exhibit 10.20 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.13	Endorsement Split Dollar Agreement of Alan W. Jackson (incorporated by reference to Exhibit 10.21 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.14	Endorsement Split Dollar Agreement of Thomas H. Lyles (incorporated by reference to Exhibit 10.22 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.15	Endorsement Split Dollar Agreement of Milon C. Smith (incorporated by reference to Exhibit 10.23 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.16
Amended and Restated Declaration of Trust among Tidelands Bancshares, Inc., as sponsor, Wilmington Trust Company, as institutional trustee, Wilmington Trust Company, as Delaware trustee, and the Administrators named therein (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on June 26, 2008).
10.17
Guarantee Agreement between Tidelands Bancshares, Inc., as guarantor, and Wilmington Trust Company, as guarantee trustee (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on June 26, 2008).
21.1	Subsidiaries of the Company.
23.1	Consent of Elliot Davis
23.2	Consent of Nelson Mullins Riley & Scarborough, LLP (Included in Exhibit 5.1)
24	Power of Attorney (contained on the signature page hereof).

Item 17.    Undertakings.

        (a)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

        In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (b)   The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mount Pleasant, State of South Carolina, on the 8th day of October, 2008.

TIDELANDS BANCSHARES, INC.
Date:	October 8, 2008	By:	/s/ ROBERT E. COFFEE, JR. Robert E. Coffee, Jr. President and Chief Executive Officer

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert E. Coffee, Jr. as such person's true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any other regulatory authority, granting unto this attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that this attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MICHAEL W. BURRELL Michael W. Burrell	Director	October 8, 2008
/s/ JOHN N. CAGLE, III, DMD John N. Cagle, III, DMD	Director	October 8, 2008
Alan D. Clemmons	Director
/s/ ROBERT E. COFFEE, JR. Robert E. Coffee, Jr.	Director, President, and Chief Executive Officer	October 8, 2008
/s/ JOHN W. GANDY John W. Gandy	Director	October 8, 2008
/s/ RICHARD L. GRANGER Richard L. Granger	Director	October 8, 2008

Signature	Title	Date

/s/ J. LOUIS GRANT J. Louis Grant	Director	October 8, 2008
/s/ ALAN W. JACKSON Alan W. Jackson	Principal Accounting and Chief Financial Officer	October 8, 2008
/s/ BARRY I. KALINSKY Barry I. Kalinsky	Director, Chairman	October 8, 2008
/s/ MORRIS KALINSKY Morris Kalinsky	Director	October 8, 2008
/s/ PAUL J. KERWIN, DVM Paul J. Kerwin, DVM	Director	October 8, 2008
/s/ JOHN T. PARKER, JR. John T. Parker, Jr.	Director	October 8, 2008
/s/ MARY V. PROPES Mary V. Propes	Director	October 8, 2008
/s/ TANYA D. ROBINSON Tanya D. Robinson	Director	October 6, 2008
/s/ LARRY W. TARLETON Larry W. Tarleton	Director	October 8, 2008

 Exhibit Index

1.1	Form of Underwriting Agreement.
3.1
Amended and Restated Articles of Incorporation of Tidelands Bancshares, Inc. as of June 10, 2008 (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed on June 16, 2008).
3.2	Amended and Restated Bylaws of Tidelands Bancshares, Inc. as of June 16, 2008 (incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K filed on June 16, 2008).
4.1	Indenture between Tidelands Bancshares, Inc. and Wilmington Trust Company, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on June 26, 2008).
4.2
Junior Subordinated Indenture between Tidelands Bancshares, Inc. and Wilmington Trust Company, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on February 22, 2006).
4.3	Form of certificate of common stock (incorporated by reference as Exhibit 4.2 to the Company's Form SB-2 filed with the SEC, File No. 333-97035).
5.1	Opinion of Nelson Mullins Riley and Scarborough, LLP regarding legality of securities.
10.1	Employment Agreement of Robert H. Mathewes Jr. (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.2	Employment Agreement of Robert E. Coffee Jr. (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.3	Employment Agreement of Alan W. Jackson (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.4	Employment Agreement of Thomas H. Lyles (incorporated by reference to Exhibit 10.12 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.5	Employment Agreement of Milon C. Smith (incorporated by reference to Exhibit 10.13 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.6	Salary Continuation Agreement of Robert E. Coffee Jr. (incorporated by reference to Exhibit 10.14 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.7	Salary Continuation Agreement of Robert H. Mathewes Jr. (incorporated by reference to Exhibit 10.15 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.8	Salary Continuation Agreement of Alan W. Jackson (incorporated by reference to Exhibit 10.16 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.9	Salary Continuation Agreement of Thomas H. Lyles (incorporated by reference to Exhibit 10.17 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.10	Salary Continuation Agreement of Milon C. Smith (incorporated by reference to Exhibit 10.18 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.11	Endorsement Split Dollar Agreement of Robert E. Coffee Jr. (incorporated by reference to Exhibit 10.19 of the Company's Current Report on Form 8-K filed on May 7, 2008).

10.12	Endorsement Split Dollar Agreement of Robert H. Mathewes Jr. (incorporated by reference to Exhibit 10.20 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.13	Endorsement Split Dollar Agreement of Alan W. Jackson (incorporated by reference to Exhibit 10.21 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.14	Endorsement Split Dollar Agreement of Thomas H. Lyles (incorporated by reference to Exhibit 10.22 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.15	Endorsement Split Dollar Agreement of Milon C. Smith (incorporated by reference to Exhibit 10.23 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.16
Amended and Restated Declaration of Trust among Tidelands Bancshares, Inc., as sponsor, Wilmington Trust Company, as institutional trustee, Wilmington Trust Company, as Delaware trustee, and the Administrators named therein (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on June 26, 2008).
10.17
Guarantee Agreement between Tidelands Bancshares, Inc., as guarantor, and Wilmington Trust Company, as guarantee trustee (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on June 26, 2008).
21.1	Subsidiaries of the Company.
23.1	Consent of Elliot Davis
23.2	Consent of Nelson Mullins Riley & Scarborough, LLP (Included in Exhibit 5.1)
24	Power of Attorney (contained on the signature page hereof)

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TABLE OF CONTENTS
SUMMARY
RISK FACTORS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
MARKET FOR OUR COMMON STOCK
DIVIDEND POLICY
BUSINESS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MANAGEMENT
EXECUTIVE COMPENSATION
Summary Compensation Table
Outstanding Equity Awards at Fiscal Year End
Equity Compensation Plan Information
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
SUPERVISION AND REGULATION
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION ABOUT US
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Tidelands Bancshares, Inc. and Subsidiary Consolidated Balance Sheets
Tidelands Bancshares, Inc. and Subsidiary Consolidated Statements of Operations For the six and three months ended June 30, 2008 and 2007 (Unaudited)
Tidelands Bancshares, Inc. and Subsidiary Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income For the six months ended June 30, 2008 and 2007 (Unaudited)
Tidelands Bancshares, Inc. and Subsidiary Consolidated Statements of Cash Flows For the six months ended June 30, 2008 and 2007 (Unaudited)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution.
  Item 14. Indemnification of Directors and Officers.
  Item 15. Recent Sales of Unregistered Securities.
  Item 16. Exhibits and Financial Statement Schedules.
  Item 17. Undertakings.
SIGNATURES
Exhibit Index